Exhibit D

TABLE OF CONTENTS

INTRODUCTION	D-1

SUMMARY	D-2

RECENT DEVELOPMENTS	D-4

UNITED MEXICAN STATES	D-25

Geography and Population	D-25
Form of Government	D-25
Criminal Justice	D-27
Internal Security	D-28
Anti-Corruption	D-29
Access to Information, Government Procurement and Transparency	D-29
Policies Promoting Economic Development	D-30
Foreign Affairs, International Organizations and International Economic Cooperation	D-31
Environment	D-31

THE ECONOMY	D-34

General	D-34
The Role of the Government in the Economy; Privatization	D-34
Gross Domestic Product	D-35
Employment and Labor	D-38
Principal Sectors of the Economy	D-41

FINANCIAL SYSTEM	D-52

Monetary Policy, Inflation and Interest Rates	D-52
Money Supply and Financial Savings	D-53
Exchange Controls and Foreign Exchange Rates	D-55
Banking System	D-56
Banking Supervision and Support	D-58
Credit Allocation by Sector	D-60
Insurance Companies, Mutual Funds and Auxiliary Credit Institutions	D-60
Financial Technology	D-61
Securities Markets	D-61

FOREIGN TRADE AND BALANCE OF PAYMENTS	D-63

Foreign Trade	D-63
Geographic Distribution of Trade	D-66
In-bond Industry	D-66
Balance of Payments and International Reserves	D-68
Foreign Investment in Mexico	D-70
Memberships in International Institutions	D-71

PUBLIC FINANCE	D-72

General	D-72
Fiscal Policy	D-74
The Budget	D-75
Revenues and Expenditures	D-78
Government Agencies and Enterprises	D-84

PUBLIC DEBT	D-85

General	D-85
Public Debt Classification	D-85
Historical Balance of Public Sector Borrowing Requirements	D-86
Internal Debt	D-86
External Debt	D-89
Liability Management and Debt Reduction Transactions	D-93
Debt Record	D-93
IMF Credit Lines	D-93
External Securities Offerings	D-93

i

LIST OF TABLES

Table No. 1 - Party Representation in Congress	D-4
Table No. 2 - Real GDP and Expenditures (In Billions of Pesos)	D-7
Table No. 3 - Real GDP and Expenditures (As a Percentage of Total GDP)	D-8
Table No. 4 - Real GDP by Sector	D-8
Table No. 5 - Real GDP Growth by Sector	D-9
Table No. 6 - Industrial Manufacturing Output by Sector	D-10
Table No. 7 - Money Supply	D-13
Table No. 8 - Rates of Change in Price Indices	D-13
Table No. 9 - Average Cetes, CPP and TIIE Rates	D-14
Table No. 10 - Exchange Rates	D-15
Table No. 11 - Exports and Imports	D-16
Table No. 12 - Balance of Payments	D-17
Table No. 13 - International Reserves and Net International Assets	D-18
Table No. 14 - Budgetary Expenditures; 2019 Expenditure Budget	D-18
Table No. 15 - Budgetary Results; 2019 Budget Assumptions and Targets	D-19
Table No. 16 - Public Sector Budgetary Revenues	D-20
Table No. 17 - Historical Balance of Public Sector Borrowing Requirements	D-20
Table No. 18 - Gross and Net Internal Debt of the Public Sector	D-21
Table No. 19 - Gross and Net Internal Debt of the Government	D-21
Table No. 20 - Summary of External Public Sector Debt by Type	D-22
Table No. 21 - Summary of External Public Sector Debt by Currency	D-22
Table No. 22 - Net External Debt of the Public Sector	D-22
Table No. 23 - Gross External Debt of the Government by Currency	D-23
Table No. 24 - Net External Debt of the Government	D-23
Table No. 25 - Net Debt of the Government	D-23
Table No. 26 - Selected Comparative Statistics	D-25
Table No. 27 - Party Representation in Congress	D-27
Table No. 28 - Real GDP and Expenditures (In Billions of Pesos)	D-35
Table No. 29 - Real GDP and Expenditures (As a Percentage of Total GDP)	D-35
Table No. 30 - Real GDP by Sector	D-36
Table No. 31 - Real GDP Growth by Sector	D-37
Table No. 32 - Unemployed Population by Age and Gender	D-38
Table No. 33 - Economically Active Population by Sector	D-39
Table No. 34 - Underemployment as Percentage of Active Population	D-39
Table No. 35 - Industrial Manufacturing Output by Sector	D-42
Table No. 36 - Industrial Manufacturing Output Differential by Sector	D-43

ii

Table No. 37 - Tourism Revenues and Expenditures	D-45
Table No. 38 - Development of Mexico’s Road Network	D-47
Table No. 39 - Communications	D-48
Table No. 40 - Mining	D-50
Table No. 41 - Electricity Generation by Source	D-51
Table No. 42 - Money Supply	D-53
Table No. 43 - Changes in Price Indices	D-54
Table No. 44 - Average Cetes, CPP and TIIE Rates	D-55
Table No. 45 - Exchange Rates	D-56
Table No. 46 - Commercial Banking System	D-57
Table No. 47 - Credit Allocation by Sector	D-60
Table No. 48 - Mexican Stock Exchange Performance	D-62
Table No. 49 - Exports and Imports	D-64
Table No. 50 - Distribution of Mexican Merchandise Exports	D-66
Table No. 51 - Distribution of Mexican Merchandise Imports	D-66
Table No. 52 - In-bond Industry	D-67
Table No. 53 - In-bond Industry Revenues	D-67
Table No. 54 - Balance of Payments	D-68
Table No. 55 - International Reserves and Net International Assets	D-69
Table No. 56 - Foreign Direct Investment by Sector	D-70
Table No. 57 - Foreign Direct Investment	D-71
Table No. 58 - Public Sector Balance	D-73
Table No. 59 - Public Sector Borrowing Requirements	D-73
Table No. 60 - Selected Budgetary Expenditures; 2019 Expenditure Budget	D-76
Table No. 61 - Budgetary Results; 2019 Budget Assumptions and Targets	D-77
Table No. 62 - Selected Public Finance Indicators	D-78
Table No. 63 - Public Sector Budgetary Revenues	D-79
Table No. 64 - Composition of Tax Revenues 2014 vs. 2018	D-81
Table No. 65 - Public Sector Budgetary Expenditures	D-82
Table No. 66 - Principal Government Agencies, Productive State-Owned Companies and Enterprises	D-84
Table No. 67 - Historical Balance of Public Sector Borrowing Requirements	D-86
Table No. 68 - Gross and Net Internal Debt of the Public Sector	D-87
Table No. 69 - Gross and Net Internal Debt of the Government	D-88
Table No. 70 - Public Sector Debt Creditors at December 31, 2018	D-89
Table No. 71 - Summary of External Public Sector Debt by Type	D-90
Table No. 72 - Summary of External Public Sector Debt by Currency	D-90
Table No. 73 - Net External Debt of the Public Sector	D-90
Table No. 74 - Amortization Schedule of Total Public Sector External Debt	D-91
Table No. 75 - Gross External Debt of the Government	D-92
Table No. 76 - Net External Debt of the Government	D-92
Table No. 77 - Net Debt of the Government	D-92

iii

INTRODUCTION

References herein to “U.S. $”, “$”, “U.S. dollars” or “dollars” are to United States dollars. References herein to “pesos” or “Ps.” are to the lawful currency of the United Mexican States (Mexico). References herein to “nominal” data are to data expressed in pesos that have not been adjusted for inflation, and references to “real” data are to data expressed in inflation-adjusted pesos. Unless otherwise indicated, U.S. dollar equivalents of peso amounts as of a specified date are based on the exchange rate for such date announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico, and U.S. dollar equivalents of peso amounts for a specified period are based on the average of such announced daily exchange rates for such period. Note that due to fluctuations in the peso/dollar exchange rate, the exchange rate on any subsequent date could be materially different from the rate provided in this document.

Banco de México calculates the announced peso/dollar exchange rate daily, on the basis of an average of rates obtained in a representative sample of financial institutions whose quotations reflect market conditions for wholesale operations. Banco de México uses this rate when calculating Mexico’s official economic statistics. The exchange rate announced by Banco de México on December 31, 2018 (which took effect on the second business day thereafter) was Ps. 19.6512 = U.S. $1.00. See “Foreign Trade and Balance of Payments—Exchange Controls and Foreign Exchange Rates.”

Under the Ley Monetaria de los Estados Unidos Mexicanos (Mexican Monetary Law), payments which are required to be made in Mexico in a foreign currency, whether by agreement or upon a judgment of a Mexican court, may be discharged in pesos at the prevailing peso exchange rate at the time of payment.

The fiscal year of the Federal Government of Mexico (the Government) is aligned with the calendar year, and ends on December 31 of each year. The fiscal year ended December 31, 2018 is referred to as “2018” and all other years are referred to in a similar manner.

The information included herein reflects the most recent information available at the time of filing.

SUMMARY

The following is a summary of Mexico’s economic information for the period 2014-2018 and the first six months of 2018 and 2019. This summary does not purport to be complete and is qualified by the more detailed information appearing elsewhere in this document.

United Mexican States

	2014		2015		2016		2017		2018(1)		Second quarter 2018(1)		Second quarter 2019(1)
	(in millions of dollars or pesos, except percentages)
The Economy
GDP:
Nominal	Ps.	17,473,841.5	Ps.	18,551,459.3	Ps.	20,118,100.9	Ps.	21,897,091.2	Ps.	23,517,607.9	Ps.	23,100,298.1	Ps.	24,110,585.3
Real(3)	Ps.	16,733,654.8	Ps.	17,283,855.9	Ps.	17,786,910.6	Ps.	18,163,489.8	Ps.	18,525,880.6	Ps.	18,317,438.6 (2)	Ps.	18,352,058.2 (2)
Real GDP growth(3)		2.8%		3.3%		2.9%		2.1%		2.0%		2.6%		0.2%
Increase in national consumer price index		4.0%		2.7%		2.8%		6.0%		4.9%		4.9%		4.2%
Merchandise export growth(4)		4.4%		(4.1)%		(1.7)%		9.5%		10.1%		11.0%		3.7%
Non-oil merchandise export growth(4)		7.3%		0.8%		(0.7)%		8.6%		8.9%		9.1%		4.7%
Oil export growth		(16.6)%		(48.2)%		(15.5)%		28.7%		32.2%		56.0%		(7.6)%
Oil exports as % of merchandise exports(4)		10.7%		6.1%		5.0%		5.8%		6.8%		7.0%		6.1%
Balance of payments:
Current account		$(24,952)		$(30,878)		$(24,242)		$(20,112)		$(21,996)		$(13,752)		$(3,366)
Trade balance		$(3,071)		$(14,684)		$(13,122)		$(10,962)		$(13,618)		$(4,469)		$3,145
Capital account		$10		$(102)		$35		$150		$(65)		$(35)		$(37)
Change in international reserves(5)		$16,466.3		$(16,309.6)		$(193.9)		$(3,739.7)		$1,807.3		$(1,034.1)		$5,656.2
International reserves (end of period)(6)		$193,045.0		$176,735.4		$176,541.5		$172,801.8		$174,609.1		$173,211.4		$178,867.6
Net international assets(7)		$196,287.5		$177,628.9		$178,056.8		$175,478.7		$176,095.7		$178,037.0		$186,238.7
Ps./$ representative market exchange rate (end of period)(8)	Ps.	14.7414	Ps.	17.2487	Ps.	20.6194	Ps.	19.6629	Ps.	19.6512	Ps.	19.6912	Ps.	19.2087
28-day Cetes (Treasury bill) rate (% per annum)(9)		3.0%		3.0%		4.2%		6.7%		7.6%		7.5%		8.0%
Unemployment rate (end of period)		3.8%		4.0%		3.4%		3.1%		3.4%		3.4%		3.6%

	2014(3)	2015(3)	2016(3)	2017(3)	2018(1) (3)	Second quarter 2018(1)(3)	Second quarter 2019(1)(3)	2019 Budget (10)(3)
		(in billions of constant pesos, except percentages)
Public Finance(11)
Public sector revenues	Ps. 3,983.1	Ps. 4,267.0	Ps. 4,845.5	Ps. 4,947.6	Ps. 5,115.1	Ps. 2,502.0	Ps. 2,622.5	Ps. 5,298.2
As % of GDP	22.8%	23.0%	24.1%	22.6%	21.8%	10.8%	10.9%	21.2%
Public sector expenditures	Ps. 4,528.0	Ps. 4,892.9	Ps. 5,347.8	Ps. 5,182.6	Ps. 5,589.4	Ps. 2,789.2	Ps. 2,776.1	Ps. 5,838.1
As % of GDP	25.9%	26.4%	26.6%	23.7%	23.8%	12.1%	11.5%	23.4%
Public sector balance
as % of GDP(12)	(3.1)%	(3.4)%	(2.5)%	(1.1)%	(2.1)%	(0.9)%	(0.5)%	0.0%

	December 31,					Second quarter 2018(1)	Second quarter 2019(1)
	2014	2015	2016	2017(1)	2018(1)
(in billions of dollars or pesos, except percentages)
Public Debt(13)
Historical Balance of Public Sector borrowing requirements as % of nominal GDP(14)	42.6%	46.5%	48.7%	45.8%	44.9%	44.9%	43.8%
Public sector debt (15)
Gross internal public sector debt	Ps. 5,049.5	Ps. 5,639.5	Ps. 6,182.3	Ps. 6,448.5	Ps. 7,036.3	Ps. 6,725.3	Ps. 7,169.6
Net internal public sector debt(16)	Ps. 4,804.3	Ps. 5,379.9	Ps. 6,009.4	Ps. 6,284.7	Ps. 6,867.6	Ps. 6,606.0	Ps. 7,080.5
Gross external public sector debt	$ 147.7	$ 162.2	$ 181.0	$ 194.0	$ 202.4	$ 200.9	$ 208.7
Net external public sector debt	$ 145.6	$ 161.6	$ 177.7	$ 192.3	$ 201.3	$ 198.1	$ 202.9
Government debt(17)
Gross internal Government debt	Ps. 4,546.6	Ps. 5,074.0	Ps. 5,620.3	Ps. 5,920.2	Ps. 6,429.3	Ps. 6,166.5	Ps. 6,557.1
Net internal Government debt(16)	Ps. 4,324.1	Ps. 4,814.1	Ps. 5,396.3	Ps. 5,714.3	Ps. 6,203.6	Ps. 6,006.2	Ps. 6,378.8
Gross external Government debt	$ 78.6	$ 82.6	$ 88.2	$ 91.1	$ 95.8	$ 96.2	$ 101.1
Net external Government debt	$ 77.4	$ 82.3	$ 86.7	$ 90.6	$ 95.7	$ 95.0	$ 96.3
Interest on external public debt as % of merchandise exports(4)	1.6%	1.9%	2.1%	2.1%	2.2%	2.4%	2.4%

Note: Numbers may not total due to rounding.

(1)

Preliminary figures. In particular, unemployment figures and GDP figures remain subject to periodic revision. Nominal GDP figures for 2018 represent the latest INEGI release of such figures on October 15, 2019.

(2)

Annualized. Actual second quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Second quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Constant pesos with purchasing power as of December 31, 2013.
(4)	Merchandise export figures include the maquiladora (or the in-bond industry) and exclude tourism.
(5)	Due to the impact of errors and omissions, as well as the purchase, sale and revaluation of bullion, figures for changes in total reserves do not reflect the sum of the current and capital accounts.
(6)	“International reserves” are equivalent to gross international reserves minus international liabilities of Banco de México with maturities of less than six months.
(7)

“Net international assets” are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with a maturity of less than six months derived from credit agreements with central banks.

(8)

“Representative market rate” represents the end-of-period exchange rate published by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(9)	Annual average of weekly rates, calculated on a month-by-month basis.
(10)

2019 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2019 (General Economic Policy Guidelines for 2019) and in the Programa Económico 2019 (Economic Program for 2019) and do not reflect actual results for 2019 or updated estimates of Mexico’s 2019 economic results. Percentages of GDP are presented using annual GDP calculated quarterly with a base year of 2013.

(11)

Includes the Government’s aggregate revenues and expenditures, as well as the aggregate revenues and expenditures of budget-controlled and administratively-controlled agencies (each as defined in “Public Finance–General”). This does not include off-budget revenues or expenditures.

(12)	The calculation of public sector balance is discussed in “Public Finance—General—Methods for Reporting Fiscal Balance.”
(13)	Public debt includes the Government’s direct debt, public sector debt guaranteed by the Government and other public sector debt, except as indicated.
(14)	The calculation of Historical Balance of Public Sector Borrowing Requirements is discussed in footnote 2 to Table No. 67 in “Public Debt— Historical Balance of Public Sector Borrowing Requirements.”
(15)	The calculation of public sector debt is discussed in “Public Debt—Public Debt Classification.”
(16)	The calculation of net internal debt is discussed in footnote 1 to Table No. 68 in “Public Debt—Internal Debt—Internal Public Sector Debt.”
(17)	The calculation of Government debt is discussed in “Public Debt—Public Debt Classification.”

Source: Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit).

RECENT DEVELOPMENTS

The following information provides a summary of selected recent developments relating to each section of this report since December 31, 2018.

UNITED MEXICAN STATES

Form of Government

The Government

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
MORENA	59	46.1	259	51.8
National Action Party	24	18.8	78	15.6
Institutional Revolutionary Party	14	10.9	47	9.4
Citizen Movement Party	9	7.0	28	5.6
Labor Party	6	4.7	34	6.8
Ecological Green Party of Mexico	7	5.5	13	2.6
Social Encounter Party	5	3.9	25	5.0
Democratic Revolution Party	3	2.3	11	2.2
Unaffiliated	1	0.8	4	0.8
Total	128	100.0%	499	99.8%

Note: Numbers may not total due to rounding. As of October 16, 2019, there was one vacant seat in the Chamber of Deputies.

Source: Senate and Chamber of Deputies.

On July 12, 2019, the Government published the Plan Nacional de Desarrollo 2019-2024 (National Development Plan, or Plan) in the Diario Oficial de la Federación (Official Gazette), a five-year plan that establishes the main goals and objectives of President López Obrador during his term. The National Development Plan includes, among other goals, the eradication of corruption in public administration, the promotion of economic welfare for the population with attention to the poorest and most vulnerable groups, the reduction of insecurity, delinquency and violence through a prevention-focused strategy, the promotion of participatory democracy and the establishment of foreign policy based on non-intervention, self-determination, cooperation for development, peaceful resolution of conflicts through dialogue and rejection of violence and war and respect for human rights. Overall, the Plan prioritizes a policy of “republican” austerity with strict compliance with the legal order and the separation of powers.

On July 9, 2019, Carlos Manuel Urzúa Macías resigned as the Minister of Finance and Public Credit and President López Obrador appointed Arturo Herrera Gutiérrez, acting undersecretary of Finance and Public Credit since December 2018, as the new Minister of Finance and Public Credit.

Judicial Review

In its first ever general declaration of unconstitutionality, on February 14, 2019, the Suprema Corte de Justicia de la Nación (Supreme Court) struck down as excessive a provision of the Ley Federal de Telecomunicaciones y Radiodifusión (Federal Telecommunications and Broadcasting Law) that provided for a minimum fine of 1% of a radio and television concessionaires’ and licensees’ taxable income for any violation of the regulatory framework not specifically provided for in the law.

On November 6, 2018, the Ley Federal de Remuneraciones de los Servidores Públicos (Federal Public Servants Salary Law) was enacted with the purpose of regulating the salaries, defined broadly, of federal public officials, which, subject to certain limitations, shall not exceed (i) the salary received by the President or (ii) the salary received by such public official’s hierarchical superior. Several constitutional claims were filed before the Supreme Court challenging the Federal Public Servants Salary Law on the basis that it created uncertainty about how the salaries of public officials of certain autonomous constitutional agencies should be regulated. On May 20, 2019, the Supreme Court invalidated certain provisions of the Federal Public Servants Salary Law and two articles of the Federal Criminal Code, which established penalties for making excess salary and benefit payments or for not reporting receipt of excess payments, and ordered the Congreso de la Unión (Congress) to legislate on the invalidated provisions during the next regular legislative session.

Anti-Money Laundering

On March 1, 2019, the Unidad de Inteligencia Financiera (Financial Intelligence Unit, or FIU) of the Ministry of Finance and Public Credit and the mayor of Mexico City signed an agreement to exchange information to combat money laundering and the financing of terrorism. This agreement will allow for greater coordination to prevent and detect assistance of any kind given to aid crime with resources of illegal origin.

Anti-Corruption

The reform to Articles 22 and 73 of the Constitución Política de los Estados Unidos Mexicanos (the Mexican Constitution) and the Ley Nacional de Extinción de Dominio (National Seizure of Ownership Law), published in the Official Gazette on March 14, 2019 and August 9, 2019, respectively, are intended, among other things, to extend the scope of Government extinción de dominio (seizures), which will now be permitted over assets related to a broader list of offenses now including acts of corruption, crimes committed by public officials, organized crime, kidnapping, extortion, human trafficking and crimes related to hydrocarbons, among others, and for which there is no proof that they were obtained legally.

On April 26, 2019, the Ministry of Public Administration banned for three years Constructora Norberto Odebrecht, S.A. and Odebrecht Ingeniería y Construcción Internacional de México, S.A. de C.V., subsidiaries of Odebrecht S.A., from participating in any procurement process or entering into any contract with agencies and entities of the Administración Pública Federal (Federal Public Administration) and the Office of the Federal Attorney General, as well as any agencies or entities of the states where federal resources are used. The April 26, 2019 action on Constructora Norberto Odebrecht, S.A. was in addition to previous actions taken by the Ministry of Public Administration in 2018 banning it from participating in any procurement process or entering into any contract with agencies and entities of the Federal Public Administration and the Office of the Federal Attorney General, as well as any agencies or entities of the states where federal resources are used.

On August 30, 2019, the Programa Nacional de Combate a la Corrupción y a la Impunidad, y de Mejora de la Gestión Pública 2019-2024 (National Program to Combat Corruption and Impunity, and Improvement of Public Management 2019-2024, or the Program) was published in the Official Gazette. The Program sets out five priority objectives, specific actions for compliance and goals and measurement parameters. The Program is mandatory for all government agencies, units and entities of the Federal Public Administration.

Foreign Affairs, International Organizations and International Economic Cooperation

The Subsecretaria de Asuntos Multilaterales y Derechos Humanos (Undersecretary of Multilateral Affairs and Human Rights), Martha Delgado, assumed, on behalf of Mexico, the presidency of the First Assembly of the United Nations Human Settlements Programme (UN-Habitat Assembly) for the 2019-2023 period. The UN-Habitat Assembly adopts global norms and policies to guide the planning, management and governance of cities and communities.

On July 3, 2019, Patricia Espinosa, Minister of Foreign Affairs of Mexico from 2006 to 2012, was re-appointed for a second three-year term as Executive Secretary of the United Nations Framework Convention on Climate Change (UNFCCC).

In response to the May 30, 2019 announcement by the U.S. president of a series of proposed measures, including tariffs on Mexican exports to the United States, Mexican and U.S. officials agreed in June 2019 to implement a series of actions to reduce the amount of trafficking and human smuggling across their shared border. The parties also agreed that asylum seekers will remain in Mexico pending the resolution of their cases in the United States and be provided with protection, employment opportunities, healthcare and education. The National Guard has been deployed to Mexico’s southern border.

Representatives of Mexico and the United States met on July 21, 2019 and September 10, 2019 to analyze the progress of the June 2019 agreement on immigration.

In connection with the commitments undertaken by signing the United States-Mexico-Canada Trade Agreement (USMCA) and the ratification of the International Labor Organization Convention 98, on May 1, 2019, the Government reformed the Ley Federal del Trabajo (Federal Labor Law) with the aim to end discrimination and workplace harassment, ensure workers’ rights to vote for union representation and contracts, promote more representative and transparent procedures for the negotiation of collective bargaining agreements and provide effective judicial protections for workers.

On August 8, 2019, the Mexican Minister of Foreign Affairs and the Foreign Secretary of the United Kingdom signed an agreement aimed to boost sustainable and inclusive economic growth in the United Kingdom and in Mexico. The agreement promotes investment in areas such as advanced manufacturing, energy efficiency and renewable energy, agri-tech, health, education, financial services and green finance and technology with the aim of addressing climate change and economic and social inequality.

Internal Security

As part of the National Development Plan, the Government is prioritizing an approach to security measures that focuses on the roots of criminality and violence. Among the actions to reduce internal security challenges, the Plan aims to promote education and employment for young people, increase social reintegration of ex-convicts, prevent and treat addiction, create regional and national processes of pacification and reconciliation among ex-convicts and the affected population and prevent money laundering.

On May 27, 2019, the Ley de la Guardia Nacional (National Guard Law), the Ley Nacional Sobre el Uso de la Fuerza (National Law on the Use of Force) and the Ley Nacional del Registro de Detenciones (National Law of the Detentions Registry) were enacted, with the aim of ensuring peace and improving citizens’ quality of life through changes in education, healthcare, social welfare, human rights protections and counter-narcotics efforts, among others.

The National Guard Law creates a Guardia Nacional (National Guard) and sets forth the duties and administration of the National Guard, providing for coordination and collaboration with other federal and local public security institutions.

The National Law on the Use of Force defines “use of force” and establishes when and how public security institutions may use force.

The National Law of the Detentions Registry creates the Registro Nacional de Detenciones (National Detentions Registry) to consolidate information on detentions at a national level with the aim of preventing human rights violations of detained persons, acts of torture, cruel, inhuman and degrading treatment and forced disappearances. The National Detentions Registry, which is part of the Sistema Nacional de Información en Seguridad Pública (National Public Security Information System), includes information on which stage in the criminal or administrative procedure each detainee is in and allows any interested person to search the registry for a detainee’s status.

Environment

On April 11, 2019, the Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources, or SEMARNAT), through the Comisión Nacional del Agua (National Water Commission), and the United Nations Educational, Scientific and Cultural Organization (UNESCO) entered into an agreement that allows UNESCO to collaborate with the National Water Commission to provide technical assistance in scientific and educational research, as well as in the formulation of methods, tools, and projects relating to the management of water resources to promote sustainable use at local and national levels.

On September 3, 2019, the Ministry of Environment and Natural Resources, in collaboration with the German Agency for International Cooperation (GIZ), announced the Programa Transporte Sustentable (Sustainable Transportation Program) with the objective of supporting Mexican institutions in the development and implementation of policies, programs and measures to reduce greenhouse gas emissions and air pollutants generated by cargo and passenger vehicles. The Sustainable Transportation Program will focus on promoting digital solutions and reducing the pollution caused by heavy cargo and passenger transport vehicles with the technical support of GIZ.

THE ECONOMY

Gross Domestic Product

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures

(In Billions of Pesos)(3)

	Second quarter (annualized)(2)
	2018(1)		2019(1)
GDP	Ps.	18,317.4	Ps.	18,352.1
Add: Imports of goods and services		6,660.9		6,675.5

Total supply of goods and services		24,978.3		25,027.6
Less: Exports of goods and services		6,644.6		6,814.8

Total goods and services available for domestic expenditure	Ps.	18,333.7	Ps.	18,212.7
Allocation of total goods and services:
Private consumption		12,165.6		12,213.2
Public consumption		2,190.5		2,156.3

Total consumption		14,356.1		14,369.4

Total gross fixed investment		3,730.2		3,577.0

Changes in inventory		223.0		218.5

Total domestic expenditures	Ps.	18,309.3	Ps.	18,165.0

Errors and Omissions		24.4		47.8

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Annualized. Actual second quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Second quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Constant pesos with purchasing power as of December 31, 2013.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures

(As a Percentage of Total GDP)(3)

	Second quarter (annualized)(2)
	2018(1)	2019(1)
GDP	100.0%	100.0%
Add: Imports of goods and services	36.4	36.4

Total supply of goods and services	136.4	136.4
Less: Exports of goods and services	36.3	37.1

Total goods and services available for domestic expenditures	100.1%	99.2%
Allocation of total goods and services:
Private consumption	66.4%	66.5%
Public consumption	12.0	11.7

Total consumption	78.4	78.3
Total gross fixed investment	20.4	19.5
Changes in inventory	1.2	1.2

Total domestic expenditures	100.0%	99.0%

Errors and Omissions	0.1%	0.3%

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Annualized. Actual second quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Second quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Constant pesos with purchasing power as of December 31, 2013.

Source: INEGI.

Table No. 4 – Real GDP by Sector

(In Billions of Pesos)(1)

	Second quarter (annualized)(2)
	2018(3)		2019(3)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	583.6	Ps.	603.7
Secondary Activities:
Mining		921.7		850.4
Utilities		264.6		265.9
Construction		1,291.0		1,241.9
Manufacturing		2,918.8		2,939.6
Tertiary Activities:
Wholesale and retail trade		3,166.4		3,180.3
Transportation and warehousing		1,193.9		1,203.2
Information		512.5		499.6
Finance and insurance		855.4		891.5
Real estate, rental and leasing		2,052.3		2,079.5
Professional, scientific and technical services		358.8		363.0
Management of companies and enterprises		102.5		98.3
Support for Business		658.2		702.3
Education services		689.0		687.9
Health care and social assistance		384.4		389.1
Arts, entertainment and recreation		75.5		74.7
Accommodation and food services		412.5		414.1
Other services (except public administration)		355.0		361.1
Public administration		728.2		703.0

Gross value added at basic values		17,524.3		17,549.3
Taxes on products, net of subsidies		793.1		802.8

GDP	Ps.	18,317.4	Ps.	18,352.1

Note:	Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual second quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Second quarter is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	Second quarter (annualized)(2)
	2018(3)	2019(3)
GDP (constant 2013 prices)	1.9%	0.2%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	2.2%	3.4%
Secondary Activities:
Mining	(5.9)%	(7.7)%
Utilities	1.3%	0.5%
Construction	2.1%	(3.8)%
Manufacturing	1.5%	0.7%
Tertiary Activities:
Wholesale and retail trade	3.2%	0.4%
Transportation and warehousing	3.4%	0.8%
Information	5.4%	(2.5)%
Finance and insurance	3.8%	4.2%
Real estate, rental and leasing	1.7%	1.3%
Professional, scientific and technical services	(1.0)%	1.2%
Management of companies and enterprises	(0.6)%	(4.0)%
Administrative support, waste management and remediation services	5.8%	6.7%
Education services	0.1%	(0.2)%
Health care and social assistance	2.3%	1.2%
Arts, entertainment and recreation	(0.8)%	(1.0)%
Accommodation and food services	1.6%	0.4%
Other services (except public administration)	(1.1)%	1.7%
Public administration	3.6%	(3.5)%

Note:	Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual second quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Second quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

According to preliminary figures, Mexico’s GDP increased by 0.2% in real terms during the first six months of 2019, compared to the same period of 2018. In the second quarter of 2019, the stagnation in Mexico’s economic activity continued. This was the result of greater weakness in the internal components of aggregate demand in a context of marked economic uncertainty caused by both internal and external factors. These internal and external factors included continued unfavorable performance in gross fixed investment, which was most noticeable in investment in construction and imported machinery and equipment. Similarly, the weakness of private consumption since the end of 2018 increased, which reflected a negative trend in the consumption of services and stagnation in the consumption of goods.

Employment and Labor

On July 2, 2019, the Federal Labor Law and the Ley del Seguro Social (Social Security Law) were amended to provide better protection for the labor rights of domestic workers. These amendments included, among other things, a broader definition of the work considered as domestic labor and an obligation of employers to enroll domestic employees in the Instituto Mexicano del Seguro Social (Mexican Social Security Institute), pay the corresponding fees and enter into a proper written contract with domestic employees. These amendments will come into effect in 2021.

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 3.7% as of August 31, 2019, a 0.3 percentage point increase from the rate on December 31, 2018. As of June 30, 2019, the economically active population in Mexico fifteen years of age and older consisted of 57 million individuals. As of October 16, 2019, the minimum wage was Ps. 176.72 per day for the Northern Border Free Trade Zone and Ps. 102.68 per day for the rest of Mexico, which has been in effect since January 1, 2019. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor.”

Principal Sectors of the Economy

Manufacturing

On April 10 and September 20, 2019, the Ley de los Impuestos Generales de Importación y de Exportación (Law on General Import and Export Taxes), the Decreto por el que se establece el impuesto general de importación para la región fronteriza y la franja fronteriza norte (Decree Establishing the General Import Tax for the Border Region and the Northern Border Strip), the Decreto por el que se establecen diversos Programas de Promoción Sectorial (Decree Establishing Various Sector Promotion Programs) and the Decreto para el Fomento de la Industria Manufacturera, Maquiladora y de Servicios de Exportación (Decree for the Promotion of the Manufacturing, Maquiladora and Export Services Industry) were modified, creating new tariffs to cover the import and export of certain common raw materials and products in the manufacturing sector.

The following table shows the value of industrial manufacturing output in billions of constant 2013 pesos and the percentage of total output accounted for by each manufacturing sector for the periods indicated.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	Second quarter
	2018(2)			2019(2)
Food	Ps.	665.2	1.9%	Ps.	679.2	2.1%
Beverage and tobacco products		164.7	6.9%		166.6	1.1%
Textile mills		26.1	1.0%		25.4	(2.9)%
Textile product mills		13.0	4.4%		13.1	0.5%
Apparel		58.3	0.4%		55.5	(4.9)%
Leather and allied products		22.3	(1.9)%		21.3	(4.4)%
Wood products		25.7	(2.9)%		25.5	(0.6)%
Paper		51.7	0.6%		51.8	0.2%
Printing and related support activities		19.4	11.6%		16.7	(13.8)%
Petroleum and coal products		42.5	(25.3)%		38.3	(9.8)%
Chemicals		247.2	(1.2)%		239.7	(3.0)%
Plastics and rubber products		77.4	(1.4)%		75.9	(1.9)%
Nonmetallic mineral products		75.1	1.9%		72.5	(3.4)%
Primary metals		190.8	0.5%		185.1	(3.0)%
Fabricated metal products		102.5	2.7%		94.0	(8.3)%
Machinery		132.4	3.8%		132.5	0.0%
Computers and electronic products		242.5	3.3%		258.4	6.6%
Electrical equipment, appliances and components		88.4	(0.7)%		88.6	0.3%
Transportation equipment		582.1	3.3%		608.2	4.5%
Furniture and related products		29.9	4.5%		28.7	(3.9)%
Miscellaneous		61.6	(2.6)%		62.4	1.4%

Total expansion/contraction	Ps.	2,918.8	1.5%	Ps.	2,939.6	0.7%

(1)	Constant pesos with purchasing power as of December 31, 2013. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

The Government has been evaluating measures to address the future development of the Mexican oil and gas sector, including the financial and operational challenges faced by Petróleos Mexicanos (PEMEX). On February 15, 2019, the Ministry of Finance and Public Credit announced a Programa de Fortalecimiento de Petróleos Mexicanos (Program to Strengthen Petróleos Mexicanos) that includes several measures to improve the financial position of PEMEX with the goal of repositioning it as a strategic asset of Mexico and inducing structural changes in the company. This program consists of (i) a Ps. 25.0 billion capital injection, (ii) a reduction of PEMEX’s tax burden by approximately Ps. 15.0 billion per year, for an anticipated cumulative reduction of Ps. 90.0 billion by the end of 2024, (iii) prepayment of Ps. 35.0 billion under Government obligations related to PEMEX’s pension liabilities and (iv) approximately Ps. 32.0 billion in estimated benefits from lower fuel theft as a result of Government measures. On May 13, 2019, the President issued a decree to reduce the fiscal burden of PEMEX and strengthen its finances during 2019. This reduction in the tax burden is intended to allow PEMEX to increase investment in exploration and production, as well as improve its fiscal balance.

On July 16, 2019, the chief executive officer of PEMEX presented PEMEX’s business plan for 2019-2023. This plan sets forth a program for the modernization of PEMEX, aimed at making it more competitive and at securing its financial viability in the long term. In particular, throughout the term of this business plan, PEMEX proposes to, among others, maintain its current level of net indebtedness, accelerate the development of oil and gas reserves and increase hydrocarbons production, gradually expand refining capacity for fuel and petrochemicals and encourage the participation of the private sector in PEMEX’s business operations through service agreements.

In addition, the Government agreed to support these measures by adjusting PEMEX’s tax regime to reduce its Derecho por la Utilidad Compartida (Profit-Sharing Duty), the most significant tax paid by PEMEX, by 11 percentage points to 54% by 2021 in two incremental steps. This adjustment is expected to generate savings for PEMEX of Ps. 45.0 billion in 2020 and Ps. 83.0 billion in 2021 to be used for investment. The Government also agreed to make additional capital contributions to PEMEX amounting to Ps. 38.0 billion in 2021 and Ps. 37.0 billion in 2022. Under its business plan for 2019-2023, PEMEX expects to generate a financial balance surplus by 2021, which would reduce the need for further Government contributions.

On September 11, 2019, the Government announced a capital contribution to PEMEX in pesos equivalent to U.S.$5.0 billion. PEMEX used the funds to reduce overall indebtedness and manage the maturity profile of its debt by executing two liability management transactions. On September 23, 2019, as part of the first liability management transaction, PEMEX repurchased U.S.$5,005 million aggregate principal amount of its outstanding securities with maturities between January 2020 and September 2023. The liability management transactions announced by PEMEX also included a series of exchange offers targeting certain series of PEMEX notes. These exchange offers expired on October 9, 2019 and were intended to further improve PEMEX’s maturity profile.

Electric Power

On August 28, 2019, President López Obrador announced that the Comisión Federal de Electricidad (Federal Commission of Electricity, or CFE) had reached an agreement to settle with three of four parties to the arbitration proceedings relating to certain costs that CFE incurred due to a delay in the start of operations for seven natural gas pipelines intended to supply CFE with natural gas for electricity generation. On September 11, 2019, President López Obrador announced that an agreement to settle had been reached with the fourth party to the arbitration proceedings. These settlement agreements are expected to guarantee the supply of natural gas for a period of over 20 years, while avoiding increases in electricity prices for consumers in Mexico.

Transportation and Communications

On March 11, 2019, President López Obrador announced that the saturation of the Aeropuerto Internacional de la Ciudad de México (Mexico City International Airport, or AICM) will be addressed by building two additional runways at the Base Aérea Militar de Santa Lucia (Santa Lucia Air Force Base) located in Zumpango, Estado de Mexico. The airport is expected to start operations in 2021.

In this announcement, the President also emphasized the Government’s priority to complete existing highway infrastructure projects that are in progress and the investment of Ps. 41 billion for these projects, the largest amount allocated to highway projects in the last ten years. Seventy-eight percent of this investment amount has already been subject to public bidding processes and awarded.

For larger public works projects, the President stated that no project would be started without certainty that it will be concluded during the current administration and announced that the Tren Maya (Mayan Train) and the Corredor Transístmico (Transisthmian Corridor) are expected to begin operations by the end of his six-year term.

The Mayan Train will connect the states of Yucatán, Campeche, Quintana Roo, Tabasco and Chiapas and involves 1,500 kilometers of new railway infrastructure for tourists, passengers and cargo. The Mayan Train is expected to have capacity to transport 3 million visitors a year. The estimated investment for the Mayan Train is between Ps. 120 and Ps. 150 billion, and the construction phase is expected to create 300,000 direct jobs.

Line 3 of the Guadalajara light rail, which will connect Guadalajara, Zapopan and Tlaquepaque, is expected to start operations in January 2020. In its first phase, it will serve 4.5 million inhabitants, and it is expected to prevent the emission of 17,400 tons of carbon dioxide each year.

The Don-Nogales Station highway segment in Sonora will be approximately 1,300 kilometers in length and, as of September 2, 2019, is 98.6% completed.

As part of the National Development Plan, the Government intends to begin the Plan de Desarrollo del Istmo de Tehuantepec (Isthmus of Tehuantepec Development Plan) during 2019. The Istmo de Tehuantepec Development Plan includes the Corredor Multimodal Interoceánico (Interoceanic Multimodal Corridor), which will consist of various modes of transport, and an investment of Ps. 8 billion, in part for the rehabilitation of railroad tracks for cargo and passengers, the extension of the Salina Cruz-Coatzacoalcos road and the expansion and modernization of the Salina Cruz and Coatzacoalcos ports and the Salina Cruz and Minatitlán refineries. Road infrastructure and the airport network will also be strengthened, and the Istmo de Tehuantepec Development Plan includes a planned gas pipeline to supply domestic businesses and consumers. Along the Interoceanic Multimodal Corridor, economic zones will be created to attract private sector investments along with a guarantee of the supply of energy, water, digital connectivity and other basic inputs to meet the needs of companies and the working population.

The Government also intends to expand during 2019 the Port of Manzanillo in the Laguna de Cuyutlán, which will include the construction of four new terminals and, to protect the city and the environment, the construction of five water retention dams in the Punta de Agua stream and the modernization of a water treatment plant.

On August 2, 2019, the Acuerdo por el que se crea CFE Telecomunicaciones e Internet para Todos (Resolution by which CFE Telecommunications and Internet for All is created) was published in the Official Gazette, thereby creating a new productive subsidiary of CFE named CFE Telecomunicaciones e Internet para Todos (CFE Telecommunications and Internet for All). The purpose of CFE Telecommunications and Internet for All is to provide, on a non-profit basis, telecommunications services to guarantee the right to access information and communication technologies, including broadband and internet, throughout Mexico.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Financial Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Financial Savings.” The methodology for the calculation of the money supply aggregates changed as of January 31, 2018. The new money supply aggregates reflect the Monetary and Financial Statistics Manual and Compilation Guide published by the IMF in 2016. Historical data has been restated from December 31, 2000 to the present according to the new methodology.

Table No. 7 – Money Supply

	At June 30,
	2018(1)		2019(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,393,414	Ps.	1,403,905
Checking deposits
In domestic currency		1,616,077		1,659,358
In foreign currency		554,123		502,998
Interest-bearing peso deposits		701,197		754,703
Savings and loan deposits		21,200		23,997
Total M1	Ps.	4,286,011	Ps.	4,344,961

M4	Ps.	11,989,482	Ps.	12,639,397

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

Consumer inflation for the first six months of 2019 was 4.2%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 0.7 percentage points lower than the 4.9% consumer inflation for 2018 and 2.6 percentage points lower than the 6.8% consumer inflation for 2017. This trend reflects lower non-core inflation rates in the first six months of 2019 that were attributable to minor increases in energy prices and the prices of fruits and vegetables, while the growth rate of livestock prices has rebounded. In contrast, annual core inflation has remained at around 3.8%.

The following table shows, in percentage terms, the changes in price indices and annual increases in the minimum wage for the periods indicated. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor.”

Table No. 8 – Rates of Change in Price Indices

	National Consumer Price Index(1)(5)	National Producer Price Index(1))(2)(3)(4)
2017	6.8	4.7
2018	4.8	6.4
2019:
January	4.4	5.0
February	3.9	4.5
March	4.0	4.2
April	4.4	4.6
May	4.3	3.2
June	3.9	2.5
July	3.8	3.4
August	3.2	2.9
September	3.0	2.8

(1)	For annual figures, changes in price indices are calculated each December.
(2)	National Producer Price Index figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012.
(3)	Preliminary figures for 2019.
(4)	National Producer Price Index takes December 2003 as a base date.
(5)	National Consumer Price Index takes the second half of December 2010 as a base date.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 9 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2017:
January-June	6.4	6.6	4.0	6.7	6.8
July-December	7.0	7.1	4.5	7.4	7.4
2018:
January-June	7.5	7.6	5.0	7.8	7.9
July-December	7.8	8.0	5.4	8.2	8.2
2019:
January	7.9	8.2	5.6	8.6	8.6
February	7.9	8.1	5.7	8.6	8.6
March	8.0	8.1	5.7	8.5	8.5
April	7.8	8.1	5.8	8.5	8.5
May	8.0	8.2	5.8	8.5	8.5
June	8.3	8.3	5.8	8.5	8.5
July	8.1	8.2	6.5	8.5	8.5
August	8.0	8.0	6.6	8.4	8.3
September	7.7	7.7	6.5	8.2	8.1

Source: Banco de México.

During the first six months of 2019, interest rates on 28-day Cetes averaged 8.0%, as compared to 7.5% during the same period of 2018. Interest rates on 91-day Cetes averaged 8.2%, as compared to 7.6% during the same period of 2018.

On October 10, 2019, the 28-day Cetes rate was 7.7% and the 91-day Cetes rate was 7.6%.

On February 7, 2019, Banco de México held its first monetary policy meeting of 2019 and decided to leave the Tasa de Fondeo Bancario (overnight interbank funding rate) unchanged at 8.25%, the rate set on December 20, 2018. The decision was based on the recent evolution of inflation and its main determinants, which have been consistent with their expected trajectories over the medium- and long-term, a decrease in the cyclical position of the economy and Banco de México’s determination that the current monetary policy stance is in line with the convergence of inflation and its target level.

On March 28, 2019, May 16, 2019 and June 27, 2019, Banco de México held monetary policy meetings and maintained the overnight interbank funding rate unchanged at 8.25%.

On August 15, 2019 and September 26, 2019, Banco de México held its fifth and sixth monetary policy meetings of 2019 and reduced the overnight interbank funding rate by 25 basis points at each meeting, bringing the rate to 7.75%. These reductions were the first time Banco de México had reduced the interbank funding rate since June 2014, and this decision took into account the decreases in general inflation, as well as the widening of the economy’s slack conditions, which refers to the amount of unused resources, and the recent performance of both external and internal yield curves.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 10 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2017	19.6629	18.9197
2018	19.6512	19.2421
2019:
January	19.0388	19.1651
February	19.2607	19.2049
March	19.3779	19.2477
April	19.0099	18.9864
May	19.6426	19.1197
June	19.2087	19.2745
July	18.9929	19.0534
August	20.0696	19.6850
September	19.7345	19.5865

Source: Banco de México.

On October 16, 2019, the peso/dollar exchange rate closed at Ps. 19.2135 = U.S.$1.00, a 2.2% appreciation in dollar terms as compared to the rate on December 31, 2018. The peso/U.S. dollar exchange rate published by Banco de México on October 16, 2019 (which took effect on the second business day thereafter) was Ps. 19.1950 = U.S.$1.00.

Banking System

Development Banks

On July 19, 2019, a reform to the Ley Orgánica del Banco del Ahorro Nacional y Servicios Financieros (Organizational Law of the National Savings and Financial Services Bank) was published in the Official Gazette with the purpose of, among others, changing the name of the Organizational Law of the National Savings and Financial Services Bank to Ley Orgánica del Banco del Bienestar (Organizational Law of the Bank of Wellbeing) and changing the name of the Banco del Ahorro Nacional y Servicios Financieros, S.N.C. (National Savings and Financial Services Bank) to Banco del Bienestar, S.N.C. (Bank of Wellbeing). The Bank of Wellbeing is intended to deliver funds from the Government’s social programs using transparent methods to more than 20 million beneficiaries and address the specific needs of migrants by offering the best exchange rates on remittances.

Securities Markets

On October 16, 2019, the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 43,538 points, representing a 4.6% increase from the level at December 31, 2018.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 11 – Exports and Imports

	First six months
	2018(1)	2019(1)
	(in millions of dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	$15,333.4	$13,881.6
Crude oil	13,136.2	12,139.3
Other	2,197.2	1,742.3
Non-oil products	203,844.3	213,391.8
Agricultural	9,315.6	9,704.9
Mining	3,296.8	3,023.6
Manufactured goods(2)	191,231.9	200,663.4

Total merchandise exports	219,177.7	227,273.5

Merchandise imports (f.o.b.)
Consumer goods	29,881.1	29,137.5
Intermediate goods(2)	171,996.4	174,485.2
Capital goods	21,769.0	20,505.4

Total merchandise imports	223,646.5	224,128.2

Trade balance	$(4,468.8)	$3,145.3

Average price of Mexican oil mix(3)	$59.65	$58.41

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Relations and Agreements

On June 19, 2019, the Senado de la República (Senate) ratified the USMCA. The North American Free Trade Agreement (NAFTA) remains in effect pending ratification of the USMCA by Canada and the United States.

During 2019, Mexico and the EU continued their internal procedures to finalize the legal text of the modernized Tratado de Libre Comercio entre México y la Unión Europea (the Free Trade Agreement between Mexico and the European Union, or TLCUEM). For further information regarding the TLCUEM, see “Foreign Trade and Balance of Payments—Foreign Trade—Foreign Trade Performance.”

On May 17, 2019, the United States announced an agreement with Canada and Mexico to remove the tariffs for steel and aluminum imports from Canada and Mexico that it had previously imposed on June 1, 2018 and to remove all retaliatory tariffs imposed on U.S. goods by Canada and Mexico. The agreement provides for aggressive monitoring and a mechanism to prevent surges in imports into the United States of steel and aluminum. If surges in imports of specific steel and aluminum products occur, the United States may re-impose tariffs on those products. Any retaliation by Canada and Mexico would then be limited to steel and aluminum products.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 12 – Balance of Payments

	Second quarter
	2018(1)		2019(1)
	(in millions of dollars)
Current account(2)	U.S.$	(3,195)	U.S.$	5,413
Credits		133,499		140,122
Merchandise exports (f.o.b.)		113,973		119,311
Non-factor services		6,934		7,599
Transport		589		573
Tourism		5,354		6,012
Insurance and pensions		785		847
Financial Services		126		94
Others		80		73
Primary Income		3,461		3,732
Secondary Income		9,130		9,479
Debits		136,693		134,979
Merchandise imports (f.o.b.)		116,755		114,396
Non-factor services		9,367		8,844
Transport		3,880		3,553
Tourism		2,717		2,320
Insurance and pensions		1,299		1,752
Financial Services		528		264
Others		942		956
Primary Income		10,279		11,474
Secondary Income		293		0
Capital account		(11)		(2)
Credit		37		49
Debit		48		51
Financial account		(5,566)		983
Direct investment		(7,435)		(4,034)
Portfolio investment		(1,102)		3,663
Financial derivatives		442		387
Other investment		1,617		(1,584)
Reserve assets		911		2,550
International Reserves		407		4,138
Valuation Adjustment		(504)		1,588
Errors and omissions		(2,361)		(4,157)

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In the second quarter of 2019, Mexico’s current account registered a surplus of 1.6% of GDP, or U.S.$5,413 million. This surplus was mainly due to a significant annual increase in the non-oil trade balance surplus, as well as a reduction in the service balance deficit, which was partially offset by an increase in the deficit of the primary income balance.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 13 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)		End-of-Period Net International Assets
	(in millions of U.S dollars)
2016	U.S.$	176,542	U.S.$	178,057
2017		172,802		175,479
2018		174,609		176,096
2019(4)
January		175,156		179,970
February		175,694		180,589
March		176,649		182,099
April		176,661		184,255
May		177,856		185,449
June		178,868		186,239
July		178,921		186,938
August		180,337		189,384
September		180,213		182,904

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

PUBLIC FINANCE

2019 Budget

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 14 – Budgetary Expenditures; 2019 Expenditure Budget

(In Billions of Pesos)

	Actual
	2017(1)	2018(1)	First six months of 2019(1)	2019 Budget(2)
Health	Ps. 130.6	Ps. 122.2	Ps. 60.3	Ps. 124.3
Education	297.9	310.4	148.0	308.0
Housing and community development	18.3	21.3	7.6	18.8
Government debt servicing	409.9	467.1	292.7	543.0
CFE and PEMEX debt servicing	123.2	147.9	69.2	154.8
PEMEX	101.1	122.1	57.1	125.1
CFE	22.1	25.9	12.2	29.6
Other	0.0	0.0	0.0	0.0

(1)	Preliminary figures.
(2)

2019 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2019. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2019 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for 2014 through 2019 and the first six months of 2018. It also sets forth certain assumptions and targets from Mexico’s 2019 Budget.

Table No. 15 – Budgetary Results; 2019 Budget Assumptions and Targets

	Actual
	2014(1)	2015(1)	2016(1)	2017(1)	2018(1)	First six months of 2019 (1)	2019 Budget(2)
Real GDP growth (%)	2.8%	3.3%	2.9%	2.1%	2.0%	0.2%	1.5-2.5%
Increase in the national consumer price index (%)	4.1%	2.1%	3.4%	6.8%	4.8%	4.0%	3.4%
Average export price of Mexican oil mix (U.S.$/barrel)	$85.48	$43.12	$35.65	$46.79	$61.34	$58.41	$55.00(3)
Average exchange rate (Ps./$1.00)	13.3	15.9	18.7	18.9	19.2	19.3	20.0
Average rate on 28-day Cetes (%)	3.0%	3.0%	4.2%	6.7%	7.6%	8.0%	8.3%
Public sector balance as % of GDP(4)	(3.1)%	(3.4)%	(2.5)%	(1.1)%	(2.1%)	(0.5)%	0.0%

Primary balance as % of GDP(4)	(1.1)%	(1.2)%	(0.1)%	1.4%	0.6%	0.9%	1.0%
Current account deficit as % of GDP	(1.9)%	(2.6)%	(2.3)%	(1.8)%	(1.8%)	(0.6)%	(2.2)%

(1)	Preliminary figures.
(2)

2019 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2019. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2019 economic results.

(3)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2019 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2019 Budget.

(4)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the ISSSTE Law and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General.”

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

The following table presents the composition of public sector budgetary revenues for the first six months of 2018 and 2019 in billions of pesos.

Table No. 16 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	First six months of 2018(2)	First six months of 2019(2)	2019 Budget(3)
Budgetary revenues	2,502.0	2,622.6	5,298.2
Federal Government	1,927.1	2,041.8	3,952.4
Taxes	1,558.1	1,694.1	3,311.4
Income tax	876.8	926.8	1,751.8
Value-added tax	460.9	477.9	995.2
Excise taxes	165.4	228.5	437.9
Import duties	27.6	32.0	70.3
Tax on the exploration and exploitation of hydrocarbons
Export duties	2.5	3.2	4.5
Luxury goods and services	0.0	0.0	0.0
Other	25.0	25.8	51.7
Non-tax revenue	369.0	347.7	641.0
Fees and tolls	39.1	50.2	46.3
Transfers from the Mexican Petroleum Fund for Stabilization and Development	265.4	233.4	520.7
Rents, interest and proceeds of assets sales	0.0	0.0	0.0
Fines and surcharges	58.9	57.2	67.2
Other	5.6	6.9	6.8
Public enterprises and agencies	574.9	580.8	1,345.8
PEMEX	210.3	179.2	524.3
Others	364.6	401.7	821.5

Note: Numbers may not total due to rounding.

(1)	Current pesos.
(2)	Preliminary figures.
(3)

2019 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2019. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2019 economic results.

Source: Ministry of Finance and Public Credit.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated:

Table No. 17 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At June 30,
	2018	2019
Historical Balance of Public Sector Borrowing Requirements(2)	44.9%	43.8%

(1)	Percentage of GDP is calculated using the estimated annual GDP for 2019 published by the Ministry of Finance and Public Credit in March 2019.
(2)	The calculation of Historical Balance of Public Sector Borrowing Requirements is discussed in footnote 2 to Table No. 67 in “Public Debt—Historical Balance of Public Sector Borrowing Requirements.”

For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification.”

Internal Debt

Internal Public Sector Debt

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated:

Table No. 18 – Gross and Net Internal Debt of the Public Sector

	At June 30,
	2018	2019
	(in billions of pesos)
Gross Debt	Ps. 6,725.3	Ps. 7,169.6
By Term
Long-term	6,149.3	6,643.8
Short-term	576.0	525.8
By User
Federal Government	6,166.5	6,557.1
State Productive Enterprise (Pemex and CFE)	390.0	378.6
Development Banks	168.8	233.9
Financial Assets	119.3	86.1
Total Net Debt	Ps. 6,606.0	Ps. 7,080.5
Gross Internal Debt/GDP	29.1%	29.7%
Net Internal Debt/GDP(1)	28.6%	29.4%

(1)	The calculation of net internal debt is discussed in footnote 1 to Table No. 68 in “Public Debt—Internal Debt—Internal Public Sector Debt.”

Internal Government Debt

As of October 16, 2019, no debt issued by states and municipalities has been guaranteed by the Government.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated:

Table No. 19 – Gross and Net Internal Debt of the Government(1)

	At June 30,
	2018(2)		2019(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 5,588.9	90.6%	Ps. 6,009.6	91.6%
Cetes	717.6	11.6%	672.9	10.3%
Floating Rate Bonds	513.1	8.3%	610.2	9.3%
Inflation-Linked Bonds	1,511.1	24.5%	1,583.0	24.1%
Fixed Rate Bonds	2,839.4	46.0%	3,135.6	47.8%
STRIPS of Udibonos	7.7	0.1%	7.9	0.1%
Other(3)	577.6	9.4%	547.5	8.4%

Total Gross Debt	Ps. 6,166.5	100.0%	Ps. 6,557.1	100.0%

Net Debt
Financial Assets(4)	160.3		178.3

Total Net Debt	Ps. 6,006.2		Ps. 6,378.8

Gross Internal Debt/GDP	26.7%		27.2%
Net Internal Debt/GDP	26.0%		26.5%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps.137.7 billion at June 30, 2018 and Ps. 132.1 billion at June 30, 2019 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.

Source: Ministry of Finance and Public Credit.

External Debt

External Public Sector Debt

According to preliminary figures, as of June 30, 2019, outstanding gross external public sector debt totaled U.S.$208.7 billion, an approximate U.S.$6.4 billion increase from the U.S.$202.4 billion outstanding on December 31, 2018. Of this amount, U.S.$200.4 billion represented long-term debt and U.S.$8.3 billion represented short-term debt. Net external indebtedness also increased by U.S.$1.6 billion during the first six months of 2019.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated:

Table No. 20 – Summary of External Public Sector Debt by Type(1)

	June 30, 2018(3)	June 30, 2019(3)
	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	96,244.7	101,094.3
Long-Term Debt of Budget Controlled Agencies	93,783.9	91,100.5
Other Long-Term Public Debt(2)	7,821.3	8,220.4

Total Long-Term Debt	197,849.9	200,415.2

Total Short-Term Debt	3,053.1	8,294.8

Total Long- and Short-Term Debt	200,903.0	208,710.0

Table No. 21 – Summary of External Public Sector Debt by Currency

	June 30, 2018(3)			June 30, 2019(3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	150,311	74.8%	U.S.$	157,945	75.7%
Japanese Yen		8,136	4.0		7,790	3.7
Swiss Francs		1,455	0.7		1,152	0.6
Pounds Sterling		3,006	1.5		2,897	1.4
Euros		35,599	17.7		36,438	17.5
Others		2,395	1.2		2,488	1.2

Total	U.S.$	200,903	100.0%	U.S.$	208,710	100.0%

Table No. 22 – Net External Debt of the Public Sector

	June 30, 2018(3)		June 30, 2019(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	198,057.4	U.S.$	202,919.5
Gross External Debt/GDP		17.2%		16.4%
Net External Debt/GDP		16.9%		15.9%

Note: Numbers may not total due to rounding.

(1)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of June 30, 2019) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks.

(2)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated:

Table No. 23 – Gross External Debt of the Government by Currency

	June 30, 2018		June 30, 2019
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$ 70,693	73.5%	U.S.$ 73,644	72.8%
Japanese Yen	5,978	6.2	5,584	5.5
Swiss Francs	—	—	—	—
Pounds Sterling	1,949	2.0	1,879	1.9
Euros	17,607	18.3	19,968	19.8
Others	17	—	19	—

Total	U.S.$ 96,245	100.0%	U.S.$ 101,094	100.0%

Table No. 24 – Net External Debt of the Government

	June 30, 2018	June 30, 2019
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$ 394,447.7	U.S.$ 429,461.4
Gross External Debt/GDP	8.2%	7.9%
Net External Debt/GDP	8.1%	7.5%

Table No. 25 – Net Debt of the Government

	June 30, 2018	June 30, 2019
Internal Debt	75.9%	77.6%
External Debt	24.1%	22.4%

Note: Numbers may not total due to rounding.

(1)	The calculation of external debt is discussed in footnote 1 to Table No. 77 in “Public Debt—External Public Debt—External Public Sector Debt.”

Source: Ministry of Finance and Public Credit.

External Securities Offerings and Liability Management Transactions During 2019

Mexico offers additional debt securities from time to time and, in order to manage the composition of its outstanding liabilities, Mexico engages from time to time in a variety of transactions, including tender offers, open market purchases and early redemptions.

For the past twenty years, Mexico has conducted periodic ordinary course liability management transactions for the reduction of its total outstanding debt.

On January 22, 2019, Mexico issued U.S.$2,000,000,000 of its 4.500% Global Notes due 2029.

On April 8, 2019, Mexico issued €1,500,000,000 of its 1.625% Global Notes due 2026 and €1,000,000,000 of its 2.875% Global Notes due 2039.

On July 31, 2019, Mexico issued U.S.$1,455,664,000 of its 4.500% Global Notes due 2029 and U.S.$2,103,527,000 of its 4.500% Global Notes due 2050. Concurrently, the Government conducted a tender offer pursuant to which Mexico offered to purchase for cash its outstanding notes of the series set forth in the offer to purchase dated July 23, 2019, pursuant to which Mexico purchased the notes listed in the table below. A summary of the tender offer results follows:

Old Notes	Outstanding Amount Repurchased in Tender Offer	Outstanding Amount After Tender Offer
8.125% Global Bonds due 2019	$1,673,000.00	$1,341,998,000.00
3.500% Global Bonds due 2021	$99,660,000,00	$832,924,000.00
3.625% Global Bonds due 2022	$311,890,000.00	$1,903,536,000.00
8.000% Global Bonds due 2022	$350,000.00	$610,843,000.00
4.000% Global Bonds due 2023	$167,198,000.00	$3,117,678,000.00
3.600% Global Bonds due 2025	$299,874,000.00	$2,153,690,000.00
4.125% Global Bonds due 2026	$499,662,000.00	$2,230,059,000.00
11.500% Global Bonds due 2026	$500,000.00	$320,445,000.00
8.300% Global Bonds due 2031	$1,150,000.00	$1,156,895,000.00
7.500% Global Bonds due 2033	$17,465,000.00	$769,896,000.00
6.750% Global Bonds due 2034	$0.00	$1,806,712,000.00
6.050% Global Bonds due 2040	$247,920,000.00	$3,069,439,000.00
4.750% Global Bonds due 2044	$392,258,000.00	$4,071,066,000.00
5.550% Global Bonds due 2045	$203,869,000.00	$2,796,131,000.00
4.600% Global Bonds due 2046	$143,242,000.00	$2,856,758,000.00
4.350% Global Bonds due 2047	$169,169,000.00	$1,830,831,000.00

Following the tender offer, Mexico used a portion of the proceeds from the offering of its 2029 Notes and 2050 Notes to redeem its outstanding 3.500% Global Notes due 2021.

UNITED MEXICAN STATES

Geography and Population

Mexico is the fifth largest nation in the Americas and the fourteenth largest nation in the world by total area, occupying a territory of 1,964,375 square kilometers (km). To the north, Mexico shares a 3,141 km border with the United States. To the southeast, Mexico shares a 641 km border with Guatemala and a 249 km border with Belize. To the east, its coastline extends 2,429 km along the Gulf of Mexico and 865 km along the Caribbean Sea, and to the west, its coastline extends 7,828 km along the Pacific Ocean.

Mexico has great geographical diversity. It contains mountain ranges and large coastal plains, as well as valleys, canyons, plateaus and depressions, among other features. Among Mexico’s most notable geographical features are the Sierra Madre Occidental and Sierra Madre Oriental, the Península de Baja California, the Mesa del Centro and the Península de Yucatán. Approximately 11% of Mexico’s land is arable, approximately 14% is suitable for grazing and approximately 70% is forested.

Because of Mexico’s geographic location, it is vulnerable to natural disasters, such as hurricanes, earthquakes, severe rain storms and flooding, and accidents affecting the environment, such as oil spills in the Gulf of Mexico or mining incidents. For example, on September 7, 2017, an earthquake affected the southwest region of Mexico, and on September 19, 2017, another earthquake affected the central region of Mexico, including Mexico City. See “United Mexican States—Environment—Natural Disaster Policies.”

Mexico is the third most populous nation in the Americas, with a population of 112.3 million, as reported by INEGI in its 2010 housing and population census. Based on this census, a projected 77.8% of Mexico’s population lives in urban areas and 22.2% lives in rural areas. Mexico’s three largest cities are Mexico City, Guadalajara and Monterrey, with populations of 20.1 million, 4.4 million and 4.1 million, respectively. According to the Consejo Nacional de Población (National Population Council), the estimated population growth rate for 2018 is 1.0%.

Mexico is generally classified as an upper middle-income developing country. The following table sets forth the latest selected comparative statistics published by the World Bank’s International Bank for Reconstruction and Development (IBRD) on Mexico and other countries in the Americas.

Table No. 26 – Selected Comparative Statistics(1)

	Mexico		Brazil		Argentina		Chile		United States
Per capita GDP(2)	U.S.$	9,281.1	U.S.$	9,880.9	U.S.$	14,591.9	U.S.$	15,037.4	U.S.$	59,927.9
Life expectancy at birth		75		76		76		80		79
Youth literacy rate:(3)(4)
Male		99%		99%		99%		99%		n.a.
Female		99%		99%		100%		99%		n.a.
Infant mortality rate (2018)(5)		11		13		9		6		6

n.a. = Not available.

(1)	Unless otherwise specified, figures as of 2017.
(2)	Figures are in U.S. dollars adjusted for purchasing power parity.
(3)	Ages fifteen to twenty four.
(4)	Figures as of 2015 for Brazil and Chile and as of 2016 for Argentina and Mexico.
(5)	Infant mortality per 1,000 live births.

Source: World Development Indicators 2019 and 2020.

Form of Government

Mexico is a nation consisting of thirty-two states, including Mexico City. The Constitución Política de los Estados Unidos Mexicanos (the Political Constitution of Mexico, or the Constitution), effective May 1, 1917, establishes Mexico’s current form of government as a federal republic, consisting of both the Government and state governments.

The Government

The Constitution provides for the separation of powers by dividing the Government into three distinct branches: the executive branch, the judicial branch and the legislative branch.

As of December 31, 2018, there were seven national political parties represented in the executive and legislative branches, as well as in the state governments.

Executive Branch

The President of Mexico is the chief of the executive branch and is elected by the popular vote of Mexican citizens who are eighteen years of age or older. The Constitution limits the President to one six-year term. Anyone who has held the office of the President, by popular vote or in an interim, substitute or provisional capacity, may never hold such office again.

General elections were held in Mexico on July 1, 2018. Mr. Andrés Manuel López Obrador, the candidate from the MORENA Party, won the presidential election. President López Obrador took office on December 1, 2018, replacing President Enrique Peña Nieto of the Institutional Revolutionary Party.

The executive branch further consists of nineteen ministries, the Consejería Jurídica del Ejecutivo Federal (Legal Counsel to the Presidency), the Fiscalía General de la República (National Prosecutor’s Office) and two regulatory bodies for the energy sector.

The President appoints the principal officials of every ministry. The President’s appointment of the Secretario (minister) and empleados superiores (senior employees) of the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) is subject to ratification by the Cámara de Diputados (Chamber of Deputies). Carlos Manuel Urzúa Macías was sworn in as the Minister of Finance and Public Credit on December 13, 2018. See “Recent Developments—United Mexican States—Form of Government” for the most recent appointments by the President.

Judicial Branch

Mexico’s federal judicial branch (the Federal Judiciary) consists of the Supreme Court, the Tribunales Colegiados de Circuito (Circuit Courts), the Juzgados de Distrito (District Courts) and the Consejo de la Judicatura Federal (Council of the Federal Judiciary). The Supreme Court is composed of eleven justices who serve fifteen-year staggered terms. Each Supreme Court justice is appointed by a two-thirds majority vote of the Senate from a pool of three candidates nominated by the President. Every four years, the members of the Supreme Court elect a Chief Justice from among themselves, who cannot be reelected for the immediately following term. The Council of the Federal Judiciary is in charge of administration, oversight and discipline of the Federal Judiciary’s personnel. It is composed of seven members. It is presided over by one of its members, the Chief Justice of the Supreme Court.

Legislative Branch

Legislative authority is vested in Congress, which is composed of the Senate and the Chamber of Deputies. Under the Constitution, the President may veto bills and Congress may override such vetoes with a two-thirds majority vote of each chamber.

Members of Congress are elected either directly by the popular vote of Mexican citizens who are eighteen years of age or older or through a proportional representation system. Under that system, a political party will nominate candidates to serve as federal deputies or senators on ordered nomination lists. Legislative seats are allocated to a political party, in the order specified in its nomination lists, based on the proportion of the votes cast for that political party during the relevant election, so long as that party receives at least three percent of the national vote, among other requirements. The Chamber of Deputies is composed of 500 members, of whom 300 are elected directly by voters in national congressional districts and the other 200 are elected through the proportional representation system. The Senate is composed of 128 members, of whom ninety-six are elected directly and the other thirty-two are elected through the proportional representation system. Once elected, senators serve a six-year term and are eligible for immediate reelection for up to one additional six-year term. Federal deputies serve a three-year term and are eligible for immediate reelection for up to three additional terms. Congressional elections for all 128 Senate seats and all 500 Chamber of Deputies seats were last held on July 1, 2018. The next election for the Chamber of Deputies will be held on June 6, 2021. The next election for the Senate, which will coincide with an election for the Chamber of Deputies, will be held on June 2, 2024. The following table provides the distribution as of December 2018 of Congressional seats reflecting certain post-election changes in the party affiliations of certain senators and deputies.

Table No. 27 – Party Representation in Congress

	Senate(1)		Chamber of Deputies(2)
	Seats	% of Total	Seats	% of Total
MORENA	59	46.1	256	51.2
National Action Party	24	18.8	78	15.6
Institutional Revolutionary Party	15	11.7	47	9.4
Citizen Movement Party	7	5.6	28	5.6
Labor Party	6	4.7	28	5.6
Ecological Green Party of Mexico	6	4.7	11	2.2
Democratic Revolution Party	5	3.9	20	4.0
Social Encounter Party	5	3.9	30	6.0
Unaffiliated	1	0.8	2	0.4
Total	128	100.0%	500	100.0%

Note: Numbers may not total due to rounding.

(1)	As of December 20, 2018.
(2)	As of December 23, 2018.

Source: Senate and Chamber of Deputies.

State Government

The head of the executive branch of each Mexican state, except for Mexico City, is a governor elected by popular vote. The head of the executive branch of Mexico City is a mayor, also elected by popular vote.

Criminal Justice

Mexico has an accusatory criminal justice system, in which defendants are presumed innocent until proven guilty. The Código Nacional de Procedimientos Penales (the National Criminal Procedure Code) establishes nation-wide uniform criminal procedure rules following the principles set forth in the Constitution and in international treaties to which Mexico is party. Its goals include promoting an expedited legal process, increasing protection of victims and their rights, implementing the presumption of innocence and increasing respect for due process.

The Ley General en Materia de Desaparición Forzada de Personas, Desaparición Cometida por Particulares y del Sistema Nacional de Búsqueda de Personas (General Law on Forced Disappearances, Disappearances Committed by Individuals and the National Person Search System) aims to combat impunity and defend the rights of victims and their families by creating tools such as the Sistema Nacional de Búsqueda de Personas (National Person Search System), which is responsible for determining, executing and following up on missing persons searches, and the Comisión Nacional de Búsqueda (National Search Commission), which functions as a consultative and participatory body made up of victim’s family members, civil society organizations and federal and local prosecutors’ offices.

Internal Security

General

During recent years, the Government has heightened its efforts to combat organized crime, particularly as it relates to the activities of producing, processing and trafficking of narcotics, fuel theft and cyber-crimes. The Government has implemented various security measures and has strengthened its military and police forces.

INEGI’s Encuesta Nacional de Victimización y Percepción sobre Seguridad Pública 2018 (National Poll on Victimization and Perception of Public Security 2018) found that, excluding federal crimes such as narcotics trafficking and organized crime, which are not subject to victimization polling, local crimes and related security measures represented an approximate cost of Ps.299.6 billion to Mexican households, or 1.7% of GDP, in 2017. This cost is the equivalent of Ps.7,147 per person affected by local crimes.

On November 15, 2018, the Supreme Court declared unconstitutional the 2017 Ley de Seguridad Interior (Interior Security Law), which permitted the Mexican armed forces to intervene temporarily in states and municipalities during public security events.

Human Rights

Mexico has policies aimed at protecting human rights, including: (1) designated infrastructure and budgetary resources for the protection of human rights defenders and journalists; (2) a national coordination system, led by representatives of civil society, the Comisión Nacional de los Derechos Humanos (National Commission of Human Rights) and the Government, for identifying and reducing the risk of violence; and (3) the Fiscalía Especial para la Atención de Delitos Cometidos Contra la Libertad de Expresión (Special Prosecutor’s Office for Crimes Against Freedom of Expression), which conducts and resolves investigations in cases of violence against human rights defenders and journalists.

Cyber-Crimes

Following a cyber-attack that affected several countries in Europe, Asia and Latin America on May 12, 2017, Mexico’s Policía Federal (Federal Police) issued guidance with technical recommendations for improved security of federal agencies’ computer equipment. Mexico also has a collaboration protocol agreement between the Comisión Nacional de Seguridad (National Security Commission, or CNS) and corresponding agencies from other countries to manage cybernetic incidents linked to ransomware software. During April and May 2018, five registered participants in the Sistema de Pagos Electrónicos Interbancarios (Interbanking Electronic Payment System), a system developed and operated by Banco de México that allows money to be transferred electronically between bank deposit accounts, experienced cybersecurity violations. All the attacks observed were directed toward banks, brokerage firms and other participants of the payment system.

In response to these incidents, on May 15, 2018, Banco de México strengthened its protection of the data it handles, through a series of reforms improving its technological infrastructure protections and providing the Gerencia de Seguridad de Tecnologías (Technology Security Management) with supervisory powers over cybersecurity management. Banco de México issued provisions granting credit institutions and other entities that provide funds transfer services options for applying additional control measures designed to strengthen their systems’ detection of irregular transfers, permit the verification of their operations’ integrity and avoid possible damage to their participants and to the system as a whole. These provisions also provide for rules changing credit institutions’ verification of cash withdrawals.

The Bases de Coordinación en Materia de Seguridad de la Información (Coordination Bases on Information Security), signed by representatives of six financial sector authorities, the Procuraduría General de la República (Office of the Federal Attorney General), various trade associations from the Mexican financial sector and private financial entities, strengthen the way financial sector authorities and entities respond and coordinate with one another when events occur that may threaten the information security in the Mexican financial system.

Anti-Corruption

The Sistema Nacional Anticorrupción (National Anticorruption System) is the Government’s overarching institutional framework that seeks to combat corruption and bribery in public administration and governmental accounting. Beginning July 18, 2016, the Secretaría de la Función Pública (Ministry of Public Administration) began undergoing a process of institutional strengthening through the implementation of the National Anticorruption System and the Plataforma Digital Nacional (National Digital Platform). Through the integration of six systems with information on asset declarations, public contracts and complaints against public servants, among others, the National Digital Platform aims to be the primary source of information permitting the detection of corruption and facilitating the actions of the National Anticorruption System’s executing agencies.

In its efforts to combat corruption, the Ministry of Public Administration requires that certain details of public officials’ personal finances be made public.

INEGI’s Encuesta Nacional de Calidad e Impacto Gubernamental 2017 (National Poll on Governmental Quality and Impact 2017) found that approximately 15% of people who interacted with a public servant experienced at least one act of corruption. This poll also found that of the population aged eighteen years or older at the time of the survey, 33.3% had at least some trust in municipal governments, 29.3% had at least some trust in state governments and 25.5% had at least some trust in the federal government.

A 2017 INEGI report on the cost of corruption found that in 2015, acts of corruption cost an average of Ps. 2,799 per adult victim living in cities with one hundred thousand or more inhabitants, or Ps. 6.4 billion total. INEGI’s report also found that in 2016, acts of corruption cost an average of Ps.12,243 per business entity victim, or a total of Ps. 1.6 billion. This report found that 64.4% of business entities considered the facilitation of government processes the principal reason for the onset of corruption. The statistics also show that processes and services involving interactions with public safety authorities and judicial authorities had the highest incidence of corruption in 2016.

The Protocolo Para Prevenir, Detectar, Investigar, Perseguir y Sancionar el Cohecho Internacional (Protocol to Prevent, Detect, Investigate, Prosecute and Sanction International Bribery) was published in the Official Gazette on October 22, 2018 for the purpose of implementing and following the recommendations of the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions of the Organisation for Economic Co-operation and Development (OECD).

Access to Information, Government Procurement and Transparency

The Government has enacted a number of legal and political measures to improve access to information and government transparency.

The Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales (National Institute of Transparency, Access to Information and Protection of Private Data, or INAI) aims to guarantee the rights to public information access and personal data protection set forth in the Constitution and to strengthen a culture of transparency, accountability and due treatment of personal data in order to promote an inclusive and participatory society. The Reglamento Interior del Instituto Federal de Acceso a la Información y Protección de Datos (Internal Regulation of the Federal Institute for Access to Information and Data Protection) establishes the INAI’s structure, functions and operations as a separate legal entity with technical and managerial autonomy and budgetary self-sufficiency.

The Ley Federal de Transparencia y Acceso a la Información Pública (Federal Law of Transparency and Access to Public Information) establishes the sanctioning authority of the INAI, ensures the right of access to information held by governmental entities and sets forth transparency obligations for the Fuerzas Armadas de México (Mexican Armed Forces), the Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos (National Agency for Industrial Safety and Environmental Protection on Hydrocarbons Sector), the National Hydrocarbons Commission, the Regulatory Energy Commission, the Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo (Mexican Petroleum Fund for Stabilization and Development) and productive state-owned companies and productive subsidiaries.

The Ministry of Public Administration makes all current and historical information regarding public servants’ declaraciones patrimoniales (declarations of assets and interests) publicly available in open data on a designated Government website.

The Government’s Contrataciones Abiertas (Open Contracting Platform), a collaboration with the INAI, Transparencia Mexicana (Mexican Transparency), the World Bank, the Open Contracting Partnership and the Global Initiative for Fiscal Transparency, includes data from all stages of the procurement process of the Administración Pública Centralizada (Centralized Public Administration). Its goal is to prevent corruption, produce more confidence in private sector providers and increase trust in institutions.

In March 2018, the Alianza para las Contrataciones Abiertas (Alliance for Open Contracting), which is composed of the Office of the President’s National Digital Strategy Coordination, the Ministry of Finance and Public Credit, the Ministry of Public Administration, the INAI and Transparencia Mexicana, A.C. (Mexican Transparency), presented the Estándar de Datos de Contrataciones Abiertas para México (Open Contracting Data Standard for Mexico), a translated, revised and expanded version of the Estándar Global de Datos de Contrataciones Abiertas (Open Contracting Data Standard) to meet the transparency obligations under the Federal Law of Transparency and Access to Public Information.

The Plan Nacional de Socialización del Derecho de Acceso a la Información (National Plan for the Socialization of the Right of Access to Information) of December 31, 2018 seeks to encourage the public’s exercise of its right to access information by making it more accessible, expanding the scope and impact of the right to access information, enhancing the diversity of those exercising this right and promoting the strategic exercise of this right to achieve specific purposes.

Policies Promoting Economic Development

The Ley Federal de Zonas Económicas Especiales (Federal Law of Special Economic Zones), together with the corresponding federal regulatory authority of September 29, 2017, regulates the establishment and operation of designated geographic areas, called Special Economic Zones. The Special Economic Zones are subject to special incentives for promoting business, attracting new investment and generating infrastructure-development-related employment opportunities in underdeveloped regions of the country. To strengthen the process for developing the Special Economic Zones, the Ministry of Finance and Public Credit signed the Acuerdo de Cooperación Técnica (Technical Cooperation Agreement) with the World Bank on May 17, 2017, pursuant to which the Ministry of Finance and Public Credit, through the Federal Authority for the Development of Special Economic Zones and with the financial support of Fondo Nacional de Infraestructura (FONADIN), committed to contributing U.S.$4.2 million. As of December 31, 2018, U.S.$3.8 million in funding had been contributed towards financing the implementation of the Special Economic Zones, including an initial assessment of these areas, establishment of the regulatory, legal and institutional framework and liaison with local contacts and providers.

The Autoridad Federal para el Desarrollo de las Zonas Económicas Especiales (Federal Authority for the Development of Special Economic Zones) and ProMéxico, the federal government agency responsible for coordinating strategies to strengthen Mexico’s participation in the international economy, signed a collaboration agreement that aims to attract foreign direct investment, promote foreign trade and create jobs in the Special Economic Zones. The Federal Authority for the Development of Special Economic Zones also signed the following general collaboration agreements: (1) with INEGI, to strengthen the implementation, operation and development of the Special Economic Zones and facilitate training, research, dissemination and technical and technological support; (2) with the Asociación Nacional de Universidades e Instituciones de Educación Superior (National Association of Universities and Institutions of Higher Education), to obtain the support of academics for the development of this program; and (3) with the Secretaría de Marina (Ministry of the Navy), for assistance in security matters in the Special Economic Zones.

The Acuerdo para el Fortalecimiento Económico y la Protección de la Economía Familiar (Agreement for Economic Strengthening and Protection of the Economy of the Family) aims to strengthen the domestic market in Mexico with a focus on protecting the economic well-being of Mexican families, increasing investment and maintaining job creation, economic growth and competitiveness.

Between January 19, 2017 and October 19, 2017, pursuant to a January 18, 2017 presidential decree, individuals and companies who held income or investments abroad until December 31, 2016 were permitted to repatriate their investments and earnings with an eight percent flat-rate tax if the funds were repatriated within fifteen days following the date of their return to Mexico and were invested in Mexico for at least two years. For information on taxation in Mexico, see “Public Finance—Revenues and Expenditures—Revenues—Taxation and Tax Revenues.”

Foreign Affairs, International Organizations and International Economic Cooperation

Mexico has diplomatic ties with 193 countries and is a charter member of the United Nations. Mexico is a signatory, along with Canada and the U.S., of the NAFTA and its successor agreement, the USMCA, and is a founding member of the European Bank for Reconstruction and Development (EBRD), the Inter-American Development Bank (IADB), the International Finance Corporation, the International Monetary Fund (IMF), the Organization of American States and the World Bank. It is also a non-borrowing regional member of the Caribbean Development Bank.

Mexico also has a number of international agreements in place that promote economic cooperation. See “Foreign Trade and Balance of Payments—Foreign Trade Agreements.”

Environment

Environmental Policies

Mexico’s principal environmental concerns include promoting and generating resources and benefits through the conservation, restoration and exploitation of Mexico’s natural heritage with innovative economic, financial and public policy instruments, as well as promoting the consumption of environmental goods and services. The Constitution grants all citizens the right to a healthy environment for their development and welfare. This right is guaranteed through an established framework of laws, regulations, decrees and municipal ordinances that address the protection of the environment. Essential to this framework is the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law of Ecological Balance and Environmental Protection), which is the base for Mexico’s environmental policy. The General Law of Ecological Balance and Environmental Protection seeks to, among other things: (1) guarantee the right of every person to live in a healthy environment for their development and welfare; (2) define the principles of environmental policy and mechanisms for its execution; and (3) preserve and protect biodiversity and administer protected natural areas. Mexican law also requires that economic growth be conditioned on the protection of the environment.

SEMARNAT creates and advises on government environmental policies. On April 27, 2018 the SEMARNAT announced the publication of the Ley de Desarrollo Forestal Sustentable (Law for Sustainable Forest Development), which details rules that prevent agricultural activities that contribute to deforestation from receiving governmental support.

In addition to SEMARNAT, the Government has a number of entities that, among other things, monitor compliance with environmental regulations, preserve biodiversity, promote sustainable development policies, promote conservation and restoration in forestry and generate and use scientific and technical knowledge to protect the environment, preserve and restore ecology and mitigate climate change concerns in the country.

The Ley General para la Prevención y Gestión Integral de los Residuos (General Law for Prevention and Management of Waste) regulates the management of hazardous and non-hazardous waste. This law is regularly reviewed, updated and expanded. It was last amended on January 19, 2018 to grant states and local governments the authority necessary to effectively regulate waste management within their territories.

Mexico is a party to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (UNFCCC) and a signatory to the Paris Agreement. The Paris Agreement seeks to establish long-term objectives designed to stop the increase in global temperature caused by greenhouse gases.

Transportation-related pollution accounts for the vast majority of air pollution in Mexico City and, indirectly, for the vast majority of ozone emissions present in the atmosphere. As a result, curbing transportation-related pollution is a primary objective of the Government’s anti-pollution programs. An official norm was published in the Official Gazette on February 19, 2018 to establish the maximum permissible limits for the emission of various atmospheric pollutant gases and particles from the exhaust of new engines and certain new motor vehicles that use diesel as fuel, in order to promote the use of more energy efficient and less polluting technologies.

All new cars driven in Mexico City and several other cities in Mexico must be equipped with emissions control equipment that meets U.S. performance standards (following the phasing-in of catalytic converters). Mexico City continues to enforce Hoy No Circula (No Driving Today), a program requiring one-fifth of the City’s private vehicles to be kept out of circulation each weekday and which is periodically expanded to regulate weekend driving and upon detection of high levels of pollution in the city. Vehicles satisfying emissions standards may be used daily if certain emissions standards tests are satisfied. In addition, the Mexico City government has also begun using a mobile laboratory to measure the air quality of four locations within Mexico City as part of its efforts to curb air pollution within the city.

Industry-related pollution, mostly caused by industries located within the Valle de México (Valley of Mexico), also greatly contributes to Mexico’s air pollution levels. While most of the manufacturing sector has relocated to areas outside of the Valley of Mexico, a significant percentage of Mexico’s manufacturing output still originates from plants within this area. Government authorities have attempted to address this industry-related pollution in several ways. For example, the Government’s general policy discourages the construction of new plants in the Valley of Mexico or other major industrial cities, such as Monterrey and Guadalajara. There are also regulations that require certain types of plants to reduce operations or temporarily close when the concentration of pollutants in the air rises to certain levels. Under this policy initiative, authorities have, from time to time, ordered industrial plants in the Valley of Mexico to reduce operations due to high pollution levels.

The Secretaría de Agricultura y Desarollo Rural (Ministry of Agriculture and Rural Development or the Ministry of Agriculture) also works to promote environmental initiatives in rural settings. The Comisión Nacional de las Zonas Áridas (National Commission of Arid Zones, or the Arid Zones Commission) develops arid and uncultivated regions in Mexico. The Arid Zones Commission’s programs currently focus on restoring productivity and promoting practices for soil conservation and rainfall harvesting. One such program is the Programa de Sustentabilidad de Recursos Naturales (Program for the Sustainability of Natural Resources), which focuses on promoting the conservation, sustainable use and management of soil, water and vegetation used in primary production. These goals are accomplished by encouraging rural communities to: (1) invest in conservation projects; (2) establish and develop procedures for the collection, storage and treatment of rainwater; and (3) employ the use of vegetation cover.

The Ley de Transición Energética (Energy Transition Law) aims to combat climate change by promoting cleaner energy sources. The law establishes a program of clean energy certificates and sets as a goal for Mexico to generate at least 35% of its electricity supply from clean energy sources by 2024. Accordingly, the Programa Especial de la Transición Energética (Special Energy Transition Program) assesses and implements clean energy strategies to increase the share of clean energy in the energy market to 25% by 2018, 30% by 2021 and 35% by 2024. According to the 2018 progress and results report of the Special Energy Transition Program, in the first half of 2018, Mexico generated 24.1% of its electricity with clean sources, reaching 40,499 gigawatt hours.

Mexico has made recent progress in complying with the Minamata Convention on Mercury, which seeks to gradually reduce the use of mercury due to the effects it causes on the environment and public health. On September 25, 2018, Mexico submitted the ratification of the Kigali amendment to the Montreal Protocol, which aims to control and reduce the consumption and production of hydrofluorocarbons, to the United Nations.

On July 13, 2018, Mexico amended the Ley General de Cambio Climático (General Law of Climate Change) in order to modernize the legislation and improve Mexico’s ability to meet its international commitments on climate change, including the Paris Agreement.

Natural Disaster Policies

Mexico has two agreements with the IBRD that, through the IBRD’s Capital at Risk Notes program, help to insure Mexico against natural disaster risks: (1) an August 4, 2017 agreement insuring Mexico against earthquakes and tropical cyclones for an aggregate amount of U.S.$360 million and (2) a February 7, 2018 agreement insuring Mexico against earthquake risks for an aggregate amount of U.S.$260 million. The February 7, 2018 agreement was made in the context of the IBRD’s issuance of five series of catastrophe-linked Capital at Risk Notes program covering the four Pacific Alliance countries.

In response to the September 7 and September 19, 2017 earthquakes, the federal government authorized Ps. 6,844.4 million for immediate support and Ps. 22,810.3 million for reconstruction as of April 30, 2018. States are expected to contribute a further Ps. 8,468.7 million. The majority of these funds are expected to be spent on homes, education, archaeological and historical monuments, roads and water. Following the earthquakes, Mexico received a payment of U.S.$150 million from the IBRD, representing the maximum payment for an earthquake under the terms of the August 4, 2017 agreement.

After the earthquakes in September 2017, priority areas were identified according to the nature and magnitude of the damage caused by the earthquakes. The advances in reconstruction work and the resources exerted differ for each affected area. The Government and the Mexico City government have created websites where the general public can monitor the progress of the various reconstruction efforts in the areas affected by these earthquakes.

The Ley General de Protección Civil (General Civil Protection Law) created and regulates the Sistema Nacional de Protección Civil (National Civil Protection System), which includes and coordinates risk management procedures across the private sector and all levels of the public sector.

Pursuant to the General Civil Protection Law, each state is responsible for the creation and administration of a Fondo de Protección Civil (Civil Protection Fund) to promote the training, equipment and systematization of their Unidades de Protección Civil (Civil Protection Units) and that will include resources provided by each state, as well as federal subsidies, to the extent available.

The Fondo de Desastres Naturales (Natural Disasters Fund) is an inter-institutional entity that aims to authorize and apply resources to mitigate the effects caused by natural disasters within the framework of the National Civil Protection System and the General Regulation for the Natural Disasters Fund.

Mexico’s Early Warning Systems, consisting of a set of land, sea, air and space monitoring instruments, can timely disseminate meaningful warnings to the population through telecommunications equipment about possible life threatening natural disasters and other extreme events or hazards. These Early Warning Systems include the Servicio Sismológico Nacional (National Seismology System), Sistema de Alerta Sísmica Mexicano (Mexican Seismic Alert System), Sistema de Monitoreo del Volcán Popocatépetl (Popocateptl Volcano Monitoring System), Sistema de Alerta Temprana para Ciclones Tropicales (Early Warning Tropical Cyclone System), Sistema Nacional de Alerta de Tsunamis (National Tsunami Alert System), Sistema de Alerta Temprana de Incendios en México (Early Warning Wildfire System) and Servicio Meteorológico Nacional (National Meteorological System).

THE ECONOMY

General

According to World Bank data, the Mexican economy, as measured by 2017 GDP (at current prices in U.S. dollars), is the fifteenth largest in the world. The Mexican economy had a real GDP of Ps. 18,525.9 billion in 2018, an increase in GDP of Ps. 1,792.2 billion between 2014 and 2018 and an annual average increase of 2.1% in relation to 2017 calculated with seasonally adjusted figures.

The Role of the Government in the Economy; Privatization

Over the past several decades, the Government has taken steps to increase the productivity and competitiveness of the economy through deregulation, privatization and increased private-sector investment. These measures include: (1) constitutional amendments and legislation allowing the Government to permit private participation in railways and satellite communications; (2) legislation permitting Mexican private-sector companies to engage in the storage, distribution and transportation of natural gas; (3) the privatization of airports, seaports and highways; (4) civil aviation legislation allowing private companies to secure thirty-year concesiones (concessions) to operate commercial air transportation services within Mexico; and (5) constitutional amendments and legislation allowing the Government to permit private sector participation in oil extraction and the production and distribution of electricity.

As of December 31, 2018, there were 299 Government-owned or controlled entities. These entities include: (1) empresas de participación estatal mayoritaria (enterprises that are majority-owned by the Government); (2) organismos descentralizados (decentralized instrumentalities); (3) fideicomisos públicos (public trusts); and (4) empresas productivas del estado (productive state-owned companies), including their empresas productivas subsidiarias (productive state-owned subsidiaries). Majority-owned enterprises include banking development institutions, such as the National Savings and Financial Services Bank, an institution that promotes savings, financial education and financial and gender inclusion to individuals and companies that have limited access to credit. The decentralized instrumentalities are independent legal entities that generally have technical, operational, budgetary and managerial autonomy, such as the Instituto para la Protección al Ahorro Bancario (Institute for the Protection of Bank Savings, or IPAB), which seeks to guarantee bank deposits, mainly for small and medium-sized savers, and provide solutions to banks with solvency issues, contributing to the stability of the banking system and safeguarding the national payment system. Public trusts are public entities created to provide a public good or right in the service of a defined objective, such as the Fondo Nacional de Fomento al Turismo (National Fund for Tourism Development), which seeks to identify sustainable investment projects in the tourism sector oriented toward regional development, job creation, economic development, social welfare and the improvement of quality of life. Productive state-owned companies are companies that are entirely owned by the Government, such as PEMEX, which, through its productive state-owned subsidiaries, engages in the exploration, production, industrial transformation, logistics and marketing of hydrocarbons, and the CFE, which, through its productive state-owned subsidiaries, promotes the efficient operation of the electricity sector and open access to the Red Nacional de Transmisión (National Transmission Network) and Redes Generales de Distribución (General Distribution Networks).

During recent years, Congress has adopted a series of laws that increase the scope of private and foreign participation in key sectors of the Mexican economy. For example, FONADIN serves as the financial platform for developing infrastructure projects with the participation of the public and private sectors. The Programa Nacional de Infraestructura 2014–2018 (National Infrastructure Program for 2014–2018) is supported by FONADIN in activities related to infrastructure investments in Mexico in communications, roads and energy and tourism, among others. For more information on measures to increase the scope of foreign and private participation in the petroleum and petrochemicals and electric power sectors of the economy, see “The Economy—Principal Sectors of the Economy—Petroleum and Petrochemicals” and “The Economy—Principal Sectors of the Economy—Electric Power.”

Gross Domestic Product

The following tables set forth Mexico’s real GDP and expenditures, in pesos and in percentage terms, for the periods indicated.

Table No. 28 – Real GDP and Expenditures

(In Billions of Pesos)(1)

	2014		2015		2016		2017(2)		2018(2)
GDP	Ps.	16,733.7	Ps.	17,283.9	Ps.	17,786.9	Ps.	18,163.5	Ps.	18,525.9
Add: Imports of goods and services		5,596.2		5,927.4		6,096.3		6,484.0		6,886.0

Total supply of goods and services		22,329.8		23,211.3		23,883.2		24,647.5		25,411.9

Less: Exports of goods and services		5,451.5		5,910.2		6,122.0		6,377.1		6,737.7

Total goods and services available for domestic expenditure	Ps.	16,878.3	Ps.	17,301.1	Ps.	17,761.2	Ps.	18,270.3	Ps.	18,674.2

Allocation of total goods and services:
Private consumption		11,046.5		11,346.4		11,771.6		12,148.3		12,417.0
Public consumption		2,036.3		2,075.0		2,182.9		2,139.5		2,168.7

Total consumption		13,082.7		13,421.4		13,900.5		14,287.8		14,585.7

Total gross fixed investment		3,565.4		3,743.9		3,783.0		3,721.1		3,743.8
Changes in inventory		159.8		142.1		155.6		149.6		163.8

Total domestic expenditures	Ps.	16,807.9	Ps.	17,307.4	Ps.	17,839.1	Ps.	18,158.6	Ps.	18,493.3

Errors and Omissions		70.4		(6.3)		(77.9)		111.8		180.9

Note:	Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.

Source: INEGI.

Table No. 29 – Real GDP and Expenditures

(As a Percentage of Total GDP)(1)

	2014	2015	2016	2017(2)	2018(2)
GDP	100.0%	100.0%	100.0%	100.0%	100.0%
Add: Imports of goods and services	33.4	34.3	34.3	35.7	37.2

Total supply of goods and services	133.4	134.3	134.3	135.7	137.2
Less: Exports of goods and services	32.6	34.2	34.4	35.1	36.4

Total goods and services available for domestic expenditures	100.9%	100.1%	99.9%	100.6%	100.8%
Allocation of total goods and services:
Private consumption	66.0%	65.6%	66.2%	66.9%	67.0%
Public consumption	12.2	12.0	12.0	11.8	11.7

Total consumption	78.2	77.7	78.2	78.7	78.7
Total gross fixed investment	21.3	21.7	21.3	20.5	20.2
Changes in inventory	1.0	0.8	0.9	0.8	0.9

Total domestic expenditures	100.4%	100.1%	100.3%	100.0%	99.8%

Errors and Omissions	0.4%	0.0%	(0.4)%	0.6%	1.0%

Note:	Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.

Source: INEGI.

The following tables set forth the composition of Mexico’s real GDP by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 30 – Real GDP by Sector

(In Billions of Pesos) (1)

	2014		2015		2016		2017(2)		2018(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps.	530.2	Ps.	541.2	Ps.	560.2	Ps.	579.2	Ps.	592.8
Secondary Activities:
Mining		1,131.8		1,081.7		1,034.8		949.0		896.4
Utilities		263.9		268.3		268.7		267.6		273.2
Construction		1,243.7		1,273.7		1,297.5		1,286.4		1,294.7
Manufacturing		2,679.7		2,761.0		2,804.2		2,888.5		2,936.5
Tertiary Activities:
Wholesale and retail trade		2,838.6		2,962.7		3,048.0		3,156.6		3,255.0
Transportation and warehousing		1,046.5		1,090.3		1,122.0		1,167.6		1,204.0
Information		339.2		396.6		473.9		513.8		544.8
Finance and insurance		616.0		707.3		793.9		840.0		892.5
Real estate, rental and leasing		1,887.1		1,933.9		1,972.3		2,003.3		2,041.5
Professional, scientific and technical services		316.9		330.2		355.0		356.5		361.0
Management of companies and enterprises		96.9		101.1		100.9		102.4		102.0
Administrative and support and waste management and remediation services		575.6		583.1		608.1		643.9		676.8
Education services		667.2		666.6		673.5		681.6		682.9
Health care and social assistance		373.0		366.4		376.5		381.7		391.2
Arts, entertainment and recreation		70.3		73.1		76.0		77.6		77.7
Accommodation and food services		354.2		380.8		394.4		411.2		415.3
Other services (except public administration)		344.7		353.3		361.9		361.1		357.0
Public administration		685.2		700.0		700.9		702.4		714.8

Gross value added at basic values		16,060.6		16,571.3		17,022.7		17,370.4		17,710.0
Taxes on products, net of subsidies		673.0		712.6		764.2		793.1		815.8

GDP	Ps.	16,733.7	Ps.	17,283.9	Ps.	17,786.9	Ps.	18,163.5	Ps.	18,525.9

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 31 – Real GDP Growth by Sector

(Percent Change Against Prior Year) (1)

	2014	2015	2016	2017(2)	2018(2)
GDP (constant 2013 prices)	2.8%	3.3%	2.9%	2.1%	2.0%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock	3.8	2.1	3.5	3.4	2.4
Secondary Activities:
Mining	(1.9)	(4.4)	(4.3)	(8.3)	(5.5)
Utilities	8.1	1.7	0.1	(0.4)	2.1
Construction	2.7	2.4	1.9	(0.9)	0.6
Manufacturing	4.0	3.0	1.6	3.0	1.7
Tertiary Activities:
Wholesale and retail trade	3.5	4.4	2.9	3.6	3.1
Transportation and warehousing	3.5	4.2	2.9	4.1	3.1
Information	4.5	16.9	19.5	8.4	6.0
Finance and insurance	8.6	14.8	12.2	5.8	6.3
Real estate, rental and leasing	1.8	2.5	2.0	1.6	1.9
Professional, scientific and technical services	1.7	4.2	7.5	(0.4)	1.3
Management of companies and enterprises	7.2	4.3	(0.2)	1.5	(0.4)
Administrative support, waste management and remediation services	(0.3)	1.3	4.3	5.9	5.1
Education services	0.5	(0.1)	1.0	1.2	0.2
Health care and social assistance	(0.3)	(1.8)	2.8	1.4	2.5
Arts, entertainment and recreation	(4.2)	4.1	3.9	2.0	0.2
Accommodation and food services	2.7	7.5	3.6	4.2	1.0
Other services (except public administration)	1.4	2.5	2.4	(0.2)	(1.1)
Public administration	2.0	2.2	0.1	0.2	1.8

Note:	Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.

Source: INEGI.

After the deterioration of the international economic market in 2014, the world economy expanded weakly through 2015 and early 2016, with continuous downward adjustments in growth expectations, due to recurrent episodes of volatility in financial markets, a persistent downward trend in oil prices and a high degree of uncertainty regarding the timing and the pace of U.S. monetary policy normalization. Economic activity strengthened throughout 2017, with upward revisions to the projected growth for the euro area, Japan, emerging Asia, emerging Europe and Russia compensating for downward adjustments to the projected growth of the United States and the United Kingdom. However, growth remained weak in many countries and commodity exporters were adversely affected by a reduction in their foreign earnings. During 2018, the global economy continued to expand, but at a slower pace due to idiosyncratic factors such as new fuel emission standards in Germany and natural disasters in Japan, that weighed on the activity of large economies, as well as a weakening of financial market sentiment and increased trade policy uncertainty. During 2018, global trade slowed below 2017 averages.

In the context of international economic environment deterioration, Mexico’s economy observed a positive trend in 2014 and registered moderate annual GDP growth, of 2.8%, due to the dynamism of external demand, the early recovery of some domestic demand components, particularly private consumption and public expenditure, and a gradual improvement in private investment. In 2015 and early 2016, the domestic economy continued to grow at a moderate pace.

Throughout 2016, the external environment faced by the Mexican economy led to high volatility, primarily as a result of continued uncertainty as to the process of the monetary policy normalization in the United States and the November 2016 U.S. elections. The resulting adjustment in portfolios in international financial markets strongly impacted the domestic markets, leading to a drop in asset prices. During the fourth quarter of 2016, productive activity continued to expand, although at a lower rate than the previous quarter. In particular, external demand and private consumption both maintained a positive trend.

In 2017, the Mexican economy decelerated from the growth observed in the three previous years. In the last quarter of 2017, the Mexican economy registered a significant expansion caused mainly by the performance of the services sector. Exports continued performing strongly and private consumption continued to show an upward trend. In contrast, weakness in investment persisted. Overall, Mexico’s GDP increased by 2.1% in real terms during 2017, as compared to 2016. This increase was due to the growth in the financial sector and in information-related activities. For information on inflation in Mexico, see “Financial System—Monetary Policy, Inflation and Interest Rates.”

According to preliminary figures, Mexico’s GDP increased by 2.0% in real terms during 2018. This reflects slower growth as compared to an increase of 2.1% in 2017 and an average increase of 3.0% in 2014 through 2016, mainly due to lower industrial activity throughout the year, a decrease in oil exports and a negative trend in investment. In particular, investment was affected by a drop in construction and production of machinery, global economic slowdown and a greater level of uncertainty regarding policies to be implemented by the new administration. The decreases in industrial activity and investment were partially offset by an increase in internal demand, which was boosted by increases in the consumption of goods and services and in primary activities, including a rise in agricultural product production.

Employment and Labor

Employment

Since the early 1990s, Mexico’s trade liberalization policies and the implementation of NAFTA have produced structural changes in the economy that generate underemployment. Mexico does not have a comprehensive unemployment benefits scheme or a fully developed social welfare system. The Government is committed to fostering an economic environment that will generate employment opportunities for the large number of people expected to enter the labor force in the medium term. However, the Government also recognizes that addressing Mexico’s significant underemployment problem is likely to continue to be an important challenge. As of December 31, 2018, the number of workers covered by the Instituto Mexicano del Seguro Social (the Mexican Institute of Social Security, or IMSS), which is an indicator of employment in the “formal” sector of the economy, was 20.1 million, an increase of 3.4% from the level recorded at the end of 2017. IMSS provides medical benefits and pensions for retired employees.

According to preliminary open unemployment rate figures, Mexico’s open unemployment rate remained at 3.3% as of December 31, 2018, the same rate as of December 31, 2017. As of December 31, 2018, the economically active population was 56.0 million individuals. The table below sets forth the total, as well as the percentage, of unemployed individuals in Mexico based on age and gender as of December 31, 2018.

Table No. 32 – Unemployed Population by Age and Gender

	Total(1)%		Men(1)%		Women(1)%
Total	1,828,591	100.0%	1,081,643	100.0%	746,948	100.0%
15-24 years	642,155	35.1%	378,114	35.0%	264,041	35.3%
25-44 years	840,729	46.0%	473,241	43.8%	367,488	49.2%
45-64 years	314,292	17.2%	208,185	19.2%	106,107	14.2%
65+ years	30,752	1.7%	22,103	2.0%	8,649	1.2%
Unspecified	663	0.0%	—	—	663	0.1%

(1)	In thousands.

Source: INEGI

The services sector employs the largest percentage of Mexico’s economically active population. The following table sets forth the percentage of Mexico’s economically active population by sector of the Mexican economy as of December 31, 2018, according to preliminary figures.

Table No. 33 – Economically Active Population by Sector

Percentage
Services	42.9%
Commerce	18.7
Manufacturing	16.9
Agriculture	12.2
Construction	8.0
Other	0.7
Unspecified	0.5

Source: INEGI and National Population Council.

The table below sets forth underemployment as a percentage of the active population for the periods indicated.

Table No. 34 – Underemployment as Percentage of Active Population

Percentage
2014	7.6%
2015	7.6
2016	6.0
2017	6.4
2018	6.6

Source: INEGI and National Population Council.

Labor

In some regions of Mexico, especially where industrial growth has been rapid, industry has experienced a shortage of skilled laborers and management personnel, as well as high turnover rates. The Government has sought to address these problems through legislation requiring in-house training programs, the costs of which are tax deductible.

As of December 31, 2018, approximately 8.0% of the Mexican work force was unionized. Mexican labor legislation requires that collective bargaining agreements be renewed at least every two years (with wages subject to renegotiation annually) and contains legal limitations on strikes. During 2018, no strikes affected the sectors regulated under federal jurisdiction.

Social Security Laws

The Social Security Law and Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law), to which we refer collectively as the Social Security Laws, require employers (including government entity employers) to deposit an amount equal to 2% of each worker’s base salary to an account that is opened for withdrawals in the event of such worker’s retirement or permanent disability.

In accordance with the ISSSTE Law, federal employees are required to join a fully funded pension system created by the law. Federal employees working prior to the enactment of the ISSSTE Law in 2007 may choose between the ISSSTE pension system and the pay-as-you-go pension system that existed before the enactment of the ISSSTE Law. The ISSSTE pension system aims to help the Government address the difficult financial situations of healthcare and pension systems for federal employees and of the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Institute for Social Security and Services for State Employees, or ISSSTE). The ISSSTE Law is designed to reduce ISSSTE’s costs over time, thereby providing ISSSTE with additional means of contributing to economic growth and social welfare by increasing domestic savings, and long-term savings in particular.

The ISSSTE Law gives workers the right to transfer their retirement contributions and seniority credits between the private and public healthcare and pension systems, encouraging movement between the private and public sectors.

Pension and Housing Funds

AFORES

Mexico’s retirement savings system is designed to both improve the economic condition of Mexican workers and promote long-term savings in the economy, providing financing for investment projects in both the public and private sectors. The independent retirement accounts of each worker are managed by Administradoras de Fondos para el Retiro (Retirement Fund Administrators, or AFORES). These private sector entities are established, subject to Government approval, to manage individual pension accounts and mutual funds known as Sociedades de Inversión Especializadas de Fondos para el Retiro (Specialized Retirement Mutual Investment Funds, or SIEFORES). Although investments in AFORES by foreign financial institutions are permitted, Mexican persons must own a majority of the outstanding shares of each AFORES entity. No single person may acquire control over more than 10% of any class of shares.

AFORES may invest up to 100% of the funds they manage in government debt securities or in debt securities issued by private sector companies, depending on the credit rating of the issuer, and up to 20% in foreign securities, with specific limits on the credit rating of debt securities. AFORES are also permitted to invest in equity securities issued by Mexican entities.

According to preliminary figures, as of December 31, 2018, 62.9 million individual retirement accounts had been established with, and managed by, AFORES. As of December 31, 2018, the assets managed by AFORES totaled Ps. 3,327.8 billion, 51.4% of which was invested in Government securities and 48.6% of which was invested in private sector, bank, local government and foreign securities.

The Comisión Nacional del Sistema de Ahorro para el Retiro (National Commission for the Pension System, or CONSAR) has established general provisions for the investment regime applicable to investment companies specialized in retirement funds. These provisions include a list of countries eligible for such investments, considering the safety and development of their markets.

On November 16, 2018, certain regulatory amendments and supplements were adopted with the purpose of strengthening Mexico’s retirement savings system. The amendments, among others: (i) permit workers to select the SIEFORE in which their savings will be invested; (ii) promote the inclusion by AFORES of environmental, social and governance guidelines in their investment strategies and the implementation by AFORES of risk administration policies; (iii) strengthen regulations relating to ethics codes and best practices for officers of AFORES; and (iv) simplify documentation provided to workers with the relevant information regarding the management of their funds.

INFONAVIT

The Instituto del Fondo Nacional de la Vivienda para los Trabajadores (National Workers’ Housing Fund Institute, or INFONAVIT), which was created in 1972, administers housing programs for workers and addresses the shortage of housing. INFONAVIT acts as a financial intermediary, extending credit to workers for the construction and purchase of homes. Currently, employers are required to contribute an amount equal to 5% of each worker’s base salary to a housing sub-account with a banking institution. As with the retirement sub-accounts, the funds contributed are deductible from the employer’s current income for tax purposes. These funds are, in turn, required to be deposited to an INFONAVIT account at Banco de México. Upon a worker’s receipt of an INFONAVIT loan for the purchase or construction of a home, any amounts in the worker’s housing sub-account are available for financing the down payment on the home. Unused amounts may be withdrawn by the worker upon retirement or permanent disability.

As of December 31, 2018, INFONAVIT’s total equity amounted to Ps. 219.1 billion, an increase of 10.3% as compared to December 31, 2017. Also as of December 31, 2018, INFONAVIT’s total loan portfolio was Ps. 1,258.3 billion, an increase of 7.2% as compared to December 31, 2017. For additional information regarding INFONAVIT, see “Public Finance—Revenues and Expenditures—Health and Labor, Education and Other Social Welfare Expenditures—Other.”

Pension and Housing Fund Totals

As of December 31, 2018, the total amount of funds accumulated in housing sub-accounts managed by INFONAVIT and individual accounts of workers with AFORES was Ps. 4,731.1 billion. This figure includes transfers from the pension sub-accounts established with banks under the prior social security laws, as well as direct contributions under the new pension system and recognition bonuses for ISSSTE beneficiaries that opted for the defined contribution system.

During 2018, Ps. 4,473.4 billion was deposited in the pension and housing funds, Ps. 3,234.1 billion of which corresponded to deposits made to workers’ retirement sub-accounts and Ps. 1,239.3 billion of which corresponded to deposits made to workers’ housing sub-accounts.

Wages

Mexico’s minimum wage is set by the Comisión Nacional de los Salarios Mínimos (National Minimum Wage Commission), which consists of representatives of the business and labor sectors and the Government. On December 20, 2018, President López Obrador, along with authorities from the Secretaría del Trabajo y Previsión Social (Ministry of Labor) and the National Minimum Wage Commission, announced a new policy for determining the minimum wage. Under the new policy, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in a newly created Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The following minimum wages went into effect on January 1, 2019: Ps. 176.72 per day for municipalities in the Northern Border Free Trade Zone, a 100% increase from the minimum wage of Ps. 88.36 per day in effect prior to January 1, 2019, and Ps. 102.68 per day for the rest of Mexico, a 16.2% increase from the prior minimum wage.

For a table comparing minimum wage increases and changes in price indices, see “Financial System—Monetary Policy, Inflation and Interest Rates.”

Mexican law requires any businesses operating in Mexico to provide substantial worker benefits, including mandatory profit sharing through a distribution of 10% of pre-tax profits to workers. Other benefits include mandatory participation in the pension fund and worker housing fund systems.

Principal Sectors of the Economy

The principal sectors of the Mexican economy are manufacturing, petroleum and petrochemicals, tourism, agriculture, transportation and communications, construction, mining and electric power. In 2018, the services sector represented 66% of GDP and 62% of the workforce, followed by the industrial sector, which represented 31% of GDP and 24% of the workforce, and the primary sector, which represented 3% of GDP and 14% of the workforce.

Manufacturing

Mexico has developed its manufacturing sector with the dual goals of capitalizing on: (1) lower manufacturing overhead; and (2) its common border with the United States, its major export trading partner. Mexico’s current policies seek to strengthen the domestic market, encourage entrepreneurs and strengthen micro, small and medium enterprises, while fostering the social economy through improved access to financing.

Since 2014, Mexico’s total industrial manufacturing output has increased significantly. This expansion was primarily due to an increase in the manufacturing of primary metals and in the fabricated metal products and transportation equipment sectors, as well as an increase in manufacturing exports to the United States. Although automotive exports maintained a positive trend, other manufacturing exports continued to have slower growth.

Overall in 2018, manufacturing production performed weakly. Manufacturing production results were attributable largely to the weak performance of sectors that are more directly related to investment. Manufacturing activity in the second half of 2018 was affected by the slowdown in external demand, consistent with the slower pace of global trade growth. Also, during the second half of 2018, automotive exports to Europe, particularly to Germany, were affected by new emissions regulations in those countries. In the period from October to December 2018, manufacturing production was particularly impacted by the food industry, the chemical industry, the basic metal industries, the manufacture of metal products and the manufacture of petroleum and coal products.

The following table presents the value of industrial manufacturing output in pesos and the percentage of total output accounted for by each manufacturing sector for the years indicated.

Table No. 35 – Industrial Manufacturing Output by Sector

	2014		2015		2016(1)		2017(1)		2018(1)		2017(1)	2018(1)
	(in billions of pesos)(2)										(% of total)
Food	Ps.	604.0	Ps.	617.1	Ps.	636.8	Ps.	649.7	Ps.	661.7	22.5%	22.5%
Beverage and tobacco products		140.3		147.7		158.8		161.6		170.6	5.6	5.8
Textile mills		24.9		26.2		26.1		25.7		26.2	0.9	0.9
Textile product mills		13.2		14.1		14.6		13.0		13.9	0.5	0.5
Apparel		57.5		59.8		58.9		59.3		59.8	2.1	2.0
Leather and allied products		23.1		23.6		23.3		23.0		22.6	0.8	0.8
Wood products		24.7		25.6		24.4		25.8		25.3	0.9	0.9
Paper		46.5		48.1		50.1		51.1		51.8	1.8	1.8
Printing and related support activities		17.9		18.7		18.7		18.3		19.6	0.6	0.7
Petroleum and coal products		74.2		69.0		59.9		49.0		40.7	1.7	1.4
Chemicals		266.1		256.6		248.7		245.2		243.9	8.5	8.3
Plastics and rubber products		72.3		76.5		75.9		78.1		79.1	2.7	2.7
Nonmetallic mineral products		68.0		72.5		72.6		74.5		75.1	2.6	2.6
Primary metals		190.8		183.8		187.3		189.3		186.2	6.6	6.3
Fabricated metal products		93.4		97.7		98.7		99.4		100.8	3.4	3.4
Machinery		116.1		117.3		117.6		128.0		129.7	4.4	4.4
Computers and electronic products		198.8		215.0		229.2		243.7		252.6	8.4	8.6
Electrical equipment, appliances and components		80.3		84.9		88.3		89.2		90.8	3.1	3.1
Transportation equipment		482.6		517.9		520.4		568.6		590.0	19.7	20.1
Furniture and related products		30.8		33.0		31.8		30.3		32.2	1.0	1.1
Miscellaneous		54.1		55.9		62.0		65.8		63.9	2.3	2.2

Total	Ps.	2,679.7	Ps.	2,761.0	Ps.	2,804.2	Ps.	2,888.5	Ps.	2,936.5	100.0%	100.0%

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Constant pesos with purchasing power at December 31, 2013.

Source: Banco de México.

During 2018, overall production of petroleum and coal products experienced a 16.9% decrease as compared to 2017. Production was affected by a reduction in the extraction of petroleum and coal.

The following table shows the percentage change from year to year of industrial manufacturing output by manufacturing sector.

Table No. 36 – Industrial Manufacturing Output Differential by Sector(1)

	2014	2015	2016(2)	2017(2)	2018(2)
Food	0.2%	2.2%	3.2%	2.0%	1.8%
Beverage and tobacco products	3.3	5.3	7.5	1.8	5.6
Textile mills	(1.9)	5.0	(0.4)	(1.5)	2.0
Textile product mills	5.9	6.9	3.0	(10.6)	6.6
Apparel	(0.2)	4.1	(1.5)	0.6	0.8
Leather and allied products	(0.7)	1.9	(1.0)	(1.2)	(1.9)
Wood products	1.4	3.8	(4.5)	5.6	(2.1)
Paper	2.7	3.5	4.1	2.1	1.2
Printing and related support activities	(0.2)	4.1	0.0	(2.1)	7.4
Petroleum and coal products	(4.8)	(7.1)	(13.1)	(18.3)	(16.9)
Chemicals	(1.3)	(3.6)	(3.0)	(1.4)	(0.5)
Plastics and rubber products	2.5	5.8	(0.8)	2.9	1.3
Nonmetallic mineral products	2.8	6.6	0.2	2.5	0.8
Primary metals	8.1	(3.6)	1.9	1.1	(1.6)
Fabricated metal products	5.4	4.6	1.0	0.7	1.4
Machinery	9.0	1.0	0.2	8.8	1.4
Computers and electronic products	12.7	8.2	6.6	6.3	3.7
Electrical equipment, appliances and components	6.8	5.8	4.0	1.0	1.8
Transportation equipment	9.6	7.3	0.5	9.3	3.8
Furniture and related products	(3.4)	7.2	(3.7)	(4.8)	6.4
Miscellaneous	3.2	3.3	11.0	6.1	(2.9)

Total expansion/contraction	4.0	3.0	1.6	3.0	1.7

(1)	Percent change against prior years. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

Legal Framework and Energy Reform

In August 2014, Congress passed the implementing legislation for the constitutional energy reform approved in 2013 to allow the Government to assign oil and gas exploration and extraction activities to private oil and gas companies, in addition to PEMEX, which was reorganized into a productive state-owned entity through the energy reform. As of December 31, 2018, PEMEX remains the largest participant in the industry.

As part of this energy reform, the Ley de Hidrocarburos (Hydrocarbons Law) and the Ley de Ingresos sobre Hidrocarburos (Hydrocarbons Revenue Law) together established the new legal framework regulating activities ranging from the exploration, extraction and refining to the distribution, storage, sales and marketing of hydrocarbons and allowed Mexican and non-Mexican investors to participate in the bidding process for the exploration, production and transportation of oil and gas.

Since January 1, 2016, private companies have been able to own gasoline and diesel service stations that do not have to be a franchise of PEMEX. Private companies are now also able to import gasoline and diesel. On December 1, 2017, the Secretaría de Energía (Ministry of Energy) announced that about 19% of the service stations throughout Mexico are no longer PEMEX franchises but rather other national and foreign brands, with an addition of approximately 30 new brands in less than a year. With the increase in the number of fuel brands across Mexico, it is expected that the petroleum and petrochemicals industry will invest close to U.S.$4 billion in new infrastructure in the areas of storage and pipeline and railway transportation in the next few years.

As of May 2018, 76% of all service stations still operated under the PEMEX franchise format, and they were supplied by Pemex Transformación Industrial (Pemex Industrial Transformation). The other 24% of service stations operated under brand names other than PEMEX with two business models: (1) those that sell PEMEX products; and (2) those that sell products of different brands imported by agents other than PEMEX. Only 6.2% of imported gasoline is imported by agents other than PEMEX.

Over the course of 2017, the Government gradually removed price controls on gasoline and diesel. As a result, domestic fuel prices have been fully liberalized and, since November 30, 2017, prices have been determined by the market. Fuel sale prices are reported by each service station to the Comisión Reguladora de Energía (Energy Regulatory Commission) in accordance with the Ley de Ingresos de la Federación para el Ejercicio Fiscal 2018 (Income Law for the Fiscal Year 2018).

Public Bidding

The energy reform outlined a multi-round process for opening Mexico’s petroleum and petrochemicals sector to public bidding and participation. Round Zero determined the initial allocation of PEMEX’s rights to continue carrying out exploration and production activities in Mexico and culminated in the Ministry of Energy granting PEMEX the right to continue exploring and developing areas containing, in the aggregate, 95.9% of Mexico’s estimated proven reserves of crude oil and natural gas.

Subsequently, Round One subjected the areas not assigned to PEMEX in Round Zero to bidding by PEMEX and other companies, subject to certain requirements, and, in Round Two, the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission) received bids for the right to carry out exploration and development in Mexico’s shallow waters, land and deep sea. Round Two included four bidding sessions, during which PEMEX won bids, in consortium with international companies, for six of sixty-eight total “blocks” offered.

On March 27, 2018, following the first bidding session of Round Three, PEMEX won seven of the eleven concession contracts it sought for the exploration and production of hydrocarbons in shallow waters of the Gulf of Mexico granted by the Ministry of Energy and the National Hydrocarbons Commission. The Government will receive between 72% and 78% of the profits from the granted concessions. On December 11, 2018, the National Hydrocarbons Commission announced the cancellation of Round Three’s two remaining bidding sessions at the request of the Ministry of Energy, with the purpose of evaluating the results and progress under the existing hydrocarbon exploration and extraction contracts derived from previous bidding rounds.

PEMEX

PEMEX is the largest company in Mexico, and its subsidiary entities include the tenth-largest crude oil producer in the world, based on 2017 data, and the nineteenth-largest refining company in the world (measured by refining capacity). Its subsidiary entities are Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene). PEMEX is a productive state-owned company of the Government, and each of the subsidiary entities is a productive state-owned subsidiary. Each of PEMEX and its subsidiary entities is a legal entity empowered to own property and carry on business in its own name.

PEMEX’s activities are regulated primarily by the Hydrocarbons Law, the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law) and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law).

Recent information regarding the financial condition of PEMEX can be found in the annual report furnished by PEMEX to the SEC on Form 20-F on April 30, 2019, which can be found on the SEC website at www.sec.gov. The information contained in that current report is not incorporated by reference in this report. For information on recent measures taken by the Government to support PEMEX, see “Recent Developments—The Economy—Principal Sectors of the Economy—Petroleum and Petrochemicals.”

Commercial Activities

Besides crude oil and natural gas, PEMEX markets a full range of refined products in Mexico, including gasoline, jet fuel, diesel, fuel oil, asphalts, lubricants and petrochemicals. PEMEX is one of a few major producers of crude oil worldwide that experiences significant domestic demand for its refined products.

Crude oil exports increased in volume by 0.9% in 2018, from 1,173.9 thousand barrels per day in 2017 to 1,184.1 thousand barrels per day in 2018. During 2018, PEMEX sold 606.4 thousand barrels per day of its crude oil in the domestic market in the form of refined products, and it exported the remainder of the crude oil. Total exports of crude oil, natural gas, petroleum products and petrochemical products averaged U.S.$27 billion per year between 2014 and 2017 and were U.S.$31 billion in 2018.

As of December 31, 2018, P.M.I. Comercio Internacional, S.A. de C.V., the company that manages international crude oil product imports and exports for PEMEX, had thirty customers in eleven countries. Among these countries, in 2018, 56.6% of PEMEX’s crude oil exports were to customers in the United States and Canada. Since 2014, as a result of the increased availability of light crude oil in the United States and other developing trends in international demand for imported crude oil, PEMEX has expanded the scope of its geographic distribution and adapted its strategy to diversify and strengthen the position of Mexican crude oil in the international market.

Although Mexico is not a member of the Organization of the Petroleum Exporting Countries (OPEC), it has periodically announced increases and decreases in PEMEX’s crude oil exports reflecting production revisions made by other oil producing countries in order to contribute to the stabilization of crude oil prices. However, PEMEX has not changed its export goals because of announcements by OPEC since 2004, and PEMEX believes that there are no current plans to change PEMEX’s current level of crude oil exports.

PEMEX imported 1,316.5 million cubic feet per day of natural gas in 2018, a decrease of 25.5% from the 1,766.0 million cubic feet per day imported in 2017, and exported 1.4 million cubic feet per day of natural gas in 2018, a decrease of 17.6% as compared to natural gas exports in 2017 of 1.7 million cubic feet per day.

Tourism

Tourism plays a prominent role in the Mexican economy. Through initiatives such as the National Fund for Tourism Development, the Government has established tourist centers in several beach towns, such as Huatulco, Cancún, Cabo San Lucas, Ixtapa and Puerto Vallarta. Through the development of these areas, Mexico aims to use its tourism sector as a means of generating employment opportunities, capturing foreign currencies, stimulating economic development, promoting social well-being and improving the Mexican population’s quality of life.

The Mexican tourism sector recorded a U.S.$11.3 billion surplus in the balance of payments in 2018, a 7.6% increase from the U.S.$10.5 billion surplus recorded in 2017. Mexico’s tourism sector expanded in 2018, as set forth in the table below.

Table No. 37 – Tourism Revenues and Expenditures(1)

	2014		2015		2016		2017		2018
Revenues from international travelers(2)(3)	U.S.$	16.2	U.S.$	17.7	U.S.$	19.6	U.S.$	21.3	U.S.$	22.5
Revenues from tourists to the interior(2)	U.S.$	13.6	U.S.$	15.0	U.S.$	16.9	U.S.$	18.2	U.S.$	19.3
Average expenditure per tourist to the interior	U.S.$	848.8	U.S.$	821.3	U.S.$	819.1	U.S.$	809.4	U.S.$	826.4
Number of tourists to the interior (millions of people)		16.0		18.3		20.7		22.5		23.3
Expenditures by Mexican tourists abroad	U.S.$	6.2	U.S.$	6.5	U.S.$	6.6	U.S.$	7.0	U.S.$	7.6
Expenditures by Mexicans traveling abroad(3)	U.S.$	9.6	U.S.$	10.1	U.S.$	10.3	U.S.$	10.8	U.S.$	11.2

(1)	Numbers expressed in billions, except average expenditure and number of tourists.
(2)	Includes both tourists and visitors who enter and leave the country on the same day.
(3)	Includes both tourists and one-day visitors.

Agriculture

Agriculture Policy

The Government considers its agricultural sector to be a national priority and has various measures aimed at increasing agricultural productivity and improving the rural population’s standard of living. With respect to increasing agricultural productivity, targeted Government policies include: (1) the consolidation of production into larger units; (2) the expansion of the national irrigation system; and (3) increased availability of credit to farmers and of government-sponsored hedges to cover risks affecting agricultural commodities. With respect to improving the rural population’s standard of living, the Government has a policy of reviewing agricultural prices to ensure that these prices do not fall below cost.

Since 1992, when Mexico changed its ejido system of community ownership with restrictions on land transfers, Mexico has continued to modernize the land ownership system. These efforts have fostered increased agricultural investment by permitting landowners to: (1) access new sources of capital; (2) transfer land to more efficient producers, subject to certain requirements; and (3) make more efficient use of inputs. Increases in the productivity of the agricultural sector also generates employment opportunities for many farm workers outside of major urban areas.

The Ministry of Agriculture is responsible for developing policies aimed at: (1) increasing food production; (2) maximizing the comparative advantages of the agricultural sector; (3) integrating the activities of rural environment production chains with the rest of the economy; and (4) encouraging collaboration among producers.

Operating under the direction of the Ministry of Agriculture, the Apoyos y Servicios a la Comercialización Agropecuaria (Support and Services for Agricultural Trading) aims to enhance Mexican agricultural product exports and to reduce the competitive disadvantages facing Mexican agricultural producers. Support and Services for Agricultural Trading also operates and administers the Programa de Apoyos Directos al Campo (Direct Field Support Program, or PROCAMPO Productivo). This program provides local agricultural producers with Government funds to help offset the subsidies that foreign competitors receive from their respective governments. From 1994 to 2018, the program has reached, on average per year, over 2.5 million producers, covering a total area of approximately 12.5 million hectares.

Performance

According to preliminary figures, the agricultural sector (including livestock, fishing, forestry and hunting) accounted for approximately 3.2% of Mexico’s total GDP in 2018, compared to 3.2% of GDP in 2017. Agricultural output during 2018 increased by 2.4% as compared to 2017.

According to preliminary figures, approximately 12.2% of Mexico’s economically active population was employed within the agriculture industry as of December 31, 2018.

Along with Canada, Mexico is one of the largest agricultural trading partners of the United States. The main agricultural products exported in 2018 were avocados, tomatoes, bell peppers, nuts and cucumbers.

Transportation and Communications

The modernization and expansion of the country’s transportation and communications infrastructure is a national priority. Pursuant to the National Infrastructure Program 2014-2018, the Government has authorized infrastructure expenditures of Ps. 1.3 trillion for the transportation and communications sector.

During 2018, the transportation and storage industry increased by 3.1% in real terms.

Roads

The Government builds and maintains a large part of Mexico’s road network, but, since 2003, the Government has granted long-term concessions to private sector companies, allowing these companies to construct, operate and maintain toll roads.

According to preliminary figures, as of December 31, 2018, Mexico’s road network totaled an estimated 397,993 km, of which 174,912 km consisted of paved roads and of which 10,274 km consisted of toll expressways.

The Government has established the maintenance of roads and highways, as well as the completion of unfinished infrastructure projects, as a priority. In December 2018, President López Obrador announced the Programa Nacional de Infraestructura Carretera 2018-2024 (National Highway Infrastructure Program 2018-2024). This program allocates priority for highway construction and maintenance to areas of Mexico that currently lack significant roads and highways infrastructure in order to encourage development and is expected to allocate Ps. 78 billion during 2019 to support these projects. This program is expected to create 80,000 direct jobs.

The following table illustrates the development of Mexico’s road network for the periods indicated.

Table No. 38 – Development of Mexico’s Road Network

	2014	2015	2016	2017	2018(1)
Road network (total) (km)	389,345	390,267	393,788	397,993	397,993
Paved roads (km)	155,239	156,762	164,493	174,912	174,912
Expressways and toll roads (km)	9,457	9,669	10,133	10,274	10,274

(1)	Estimated figures for 2018 based on Banco de México’s Annual Report for 2018.

Source: Banco de México.

Seaports

During 2018, the amount of cargo transported via Mexican seaports totaled 317 million tons, a 2.9% increase as compared to 2017.

As with its road network, the Government has promoted an increased role for the private sector in the development, management and improvement of Mexico’s seaport facilities, and, since 1993, the Government has granted 105 long-term concessions for the construction and operation of port facilities. In exchange, private sector operators are expected to develop and modernize the seaport facilities, as well as any surrounding transportation infrastructure. Notwithstanding these concessions, the Government still operates a significant portion of Mexico’s principal seaport facilities.

Aviation

Airports located in major Mexican cities, such as Mexico City, Guadalajara and Monterrey, are serviced by both domestic and international airlines, while airports located in smaller cities are limited to scheduled service by domestic airlines. As of December 31, 2018, there were 77 airports in Mexico, of which 64 service both domestic and international flights. During 2018, the number of airline passengers on international and domestic flights to and from Mexico increased by 7.5%, as compared to 2017, while the number of airline passengers on international flights to and from Mexico increased by 5.5%, as compared to 2017.

Under applicable Mexican law, foreigners may own up to 49% of Mexico’s airports, although higher participation percentages may be obtained with the approval of the Comisión Nacional de Inversiones Extranjeras (National Foreign Investments Commission). A concession granted by the Secretaría de Comunicaciones y Transportes (Ministry of Communication and Transportation) is required in order to operate, maintain and develop an airport. A Government-owned company operates the Mexico City International Airport.

In November and December 2018, the new Mexican administration announced policy changes related to the Nuevo Aeropuerto Internacional de la Ciudad de México (NAICM), the new airport in the Mexico City metropolitan area that would have replaced the Mexico City International Airport currently in operation. In connection with these announcements, in December 2018 the Mexico City Airport Trust (MEXCAT) purchased for cash U.S.$1.8 billion of its U.S.$6.0 billion of notes issued in the international markets and, with the consent of holders, amended the indentures governing the notes and other related agreements, with the goal of providing the Government the flexibility to develop alternative airport infrastructure.

Railways

Mexico’s railway system is divided into three regional lines, several short lines and one railway terminal in the Valley of Mexico.

During 2018, Mexico’s railway system carried 128 million tons of freight, a 0.8% increase as compared with 2017. Transportation of exports by train increased by 31.0% from 18.6 million tons in 2017 to 24.3 million tons in 2018, while transportation of imports increased by 9.7% from 61.2 million tons in 2017 to 67.2 million tons in 2018.

On November 12, 2017, the Ministry of Communication and Transportation announced the construction of the Tren Interurbano (Interurban Train), which will travel the 58 kilometers from Mexico City to Toluca, the capital of the state of Mexico. Construction was suspended from January 10, 2018 to April 24, 2018 due to litigation relating to compensation for land use rights. Due to the three month interruption, the estimated completion of the Interurban Train by May 2018 has been delayed. For an update on the construction of the Interurban Train, see “Recent Developments—the Economy—Principal Sectors of the Economy—Transportation and Communication.”

On May 23, 2018, the Ministry of Communication and Transportation announced that the final stage of construction had been initiated for Line 3 of the Guadalajara light rail in the state of Jalisco. When completed, Line 3 will connect three cities in Jalisco: Guadalajara, Zapopan and Tlaquepaque.

The Agencia Reguladora del Transporte Ferroviario (Regulatory Agency for Railway Transportation) regulates, among other matters, the operation of railways, passage and trackage rights, competition among carriers and the tariffs that may be charged. As of December 31, 2018, the Ministry of Communication and Transportation had granted a total of 14 concessions to own and operate sections of Mexico’s railway system. No new concessions were made during 2018.

The Government has also granted private sector companies the right to provide passenger railway transportation services and ownership rights in the terminal in the Valley of Mexico as well as an allocation to the state of Jalisco to provide railway transport for tourism purposes on a portion of the Pacific-North railway route.

Communications

The table below demonstrates the growth in telephone, cellular mobile and internet connectivity in Mexico for the periods indicated.

Table No. 39 – Communications

(figures per 100 inhabitants)

	As of December 31,
	2014	2015	2016	2017	2018(2)
Telephone lines in service(1)	60.0	59.4	59.1	58.0	60.0
Cellular telephones in service	87	89	91	90	94
Inhabitants with internet connectivity	40.8	45.3	48.4	50.0	53.0

(1)	Figure per 100 homes.
(2)	Figures for 2018 correspond to the third quarter.

Source: Instituto Federal de Telecomunicaciones (Federal Telecommunications Institute).

The Government aims to provide Mexican citizens with access to better and cheaper telecommunications services and to increase competition and investment in these industries. In accordance with these aims, the Government permits up to 100% foreign direct investment within the telecommunications and satellite communication sector (including cable television). The Government also permits up to 49% foreign direct investment in broadcasting, subject to any reciprocity agreement between Mexico and the investor’s or operator’s country of origin.

The Federal Telecommunications and Broadcasting Law aims to both increase access to telecommunications and broadcasting generally and eliminate or alleviate certain cell phone carrier charges, including long distance charges. The Sistema Público de Rafiodifusión del Estado Mexicano (Public Broadcasting System of the Mexican State) is a decentralized public entity that ensures steady access to broadcasting services in each Mexican state.

Beginning in 2016, the Government has been undergoing the process of opening up telecommunications bidding processes through several amendments to the Mexican Constitutional framework related to telecommunications with the aim of improving access to broadband telecommunication services for the public and creating greater competition in the telecommunications market.

As part of this series of Constitutional amendments, on January 29, 2016, the Ministry of Communication and Transportation and the Federal Telecommunications Institute initiated a public bidding process for the installation of a wholesale telecommunications shared public network to provide national coverage. Interpreting these amendments, on August 16, 2017, the Supreme Court declared unconstitutional the portion of the Federal Telecommunications and Broadcasting Law that required providers of telecommunications services to allow rival companies to use their networks without a fee on the basis that only the Federal Telecommunications Institute, and not Congress, has the power to determine the interconnection tariffs. In response, the Federal Telecommunications Institute set the relevant interconnection rates to be used in the event of disagreements between providers of telecommunications services.

On November 10, 2017 and December 21, 2017, Telecomunicaciones de México (Telecommunications of Mexico, or TELECOMM) published its first two international electronic public requests for proposals (RFP) to solicit bids to provide comprehensive advisory services and support for structuring an international RFP to be carried out by TELECOMM. In particular, the TELECOMM international RFP will be made in connection with awarding a contract for the Red Troncal (Backbone Network) project, which will plan, design and execute the construction and growth of a high capacity fiber optic national data transport network, under a self-financed public-private partnership.

Construction

During 2018, construction sector output increased by 0.6% in real terms, as compared to a 0.9% decrease in real terms during 2017. The construction sector is subject to cyclical trends and is one of the sectors most affected by changes in Governmental and private sector expenditures. It has thus largely benefited from the recent reconstruction, modernization and expansion of the federal highway network, as well as other infrastructure-, residential- and industrial-related construction projects.

Mining

The following table presents mining sector performance for the periods indicated.

Table No. 40 – Mining

	As of December 31,
	2014	2015	2016	2017	2018
Mining, petroleum and gas sector output (% change over prior year)	(1.9)	(4.4)	(4.3)	(8.3)	(5.5)
Extractive mineral exports (excluding oil) (% change over prior year)	7.4	(11.0)	(3.0)	24.2	14.8
Extractive mineral exports (including oil and oil products) as a percentage of total merchandise exports	12.0	7.3	6.2	7.1	8.2

Source: Banco de México.

In 2018, the mining sector continued its consistent year-over-year trend of declining output, which was mainly due to the continued decline in oil and gas extraction in the fourth quarter of 2018, as well as a decline in mining-related services.

Mexico has a substantial and varied array of mineral resources and is one of the world’s leading producers of silver, bismuth, antimony, fluorite, graphite, barite, molybdenum, lead and zinc.

Under the Constitution and applicable Mexican laws, mineral mining activities may only be carried out by the Government or, alternatively, by Mexican individuals or corporations, if issued a Government concession. Foreign investment, including controlling interests, in Mexican mining companies is permitted under Mexican laws, with the exception of any mining of radioactive minerals. Foreign investment and mining regulations permit foreign investors to hold a majority interest in any Mexican company engaged in mining activities for the period of the concession. These foreign investment regulations promote the development of the mining industry, as they allow for: (1) broader exploration; (2) the discovery of new financing sources; and (3) further domestic technology development. Under Mexico’s Ley Minera (Mining Law), private companies are granted concessions to explore for up to six years and to mine for up to fifty years.

Electric Power

Increased access to electricity is a Government priority. As of December 31, 2018, approximately 98.8% of the total population had access to electric power. As a percentage of the total population, approximately 99.6% of Mexico’s urban population and 95.6% of Mexico’s rural population had access to electricity as of December 31, 2018.

The Government continues to invest in electricity generation, transmission and distribution infrastructure to address Mexico’s growing demand for electricity.

Mexico produced 250,901 gigawatt hours of electricity in 2018, an increase of 0.3%, as compared to 2017 (and largely unchanged since 2014). Mexico exported 1,813 gigawatt hours of this electricity in 2018, as compared to 2,040 gigawatt hours in 2017. As of December 31, 2018, Mexico’s installed generating capacity was 55,264.9 megawatts, a decrease of 1.1% from 2017. Domestic energy generation in 2018 was further supplemented by imports of electricity totaling 6,852 gigawatt hours.

The above-mentioned domestic energy generation takes into account self-supply energy generation, which is private-sector based and which has rapidly increased over the course of the last several years. In 2018, self-supply energy generation totaled 39,466 gigawatt hours, an increase of 4.9% from the 37,633 gigawatt hours generated in 2017.

The diversification of energy resources is also an important objective of the Government. The following table provides certain information regarding the composition of the main energy sources in Mexico for 2015 through 2018.

Table No. 41 – Electricity Generation by Source

(gigawatt hours (GWh))

	Electricity Generation 2015	Participation %	Electricity Generation 2016	Participation %	Electricity Generation 2017	Participation %	Electricity Generation 2018	Participation %
Conventional Sources	204,289		208,386		202,038		202,289
Combined-cycle	133,260	65%	134,525	65%	127,355	63%	129,414	65%
Thermoelectric	33,072	16%	34,503	17%	38,499	19%	35,144	18%
Carbo-electric	31,188	15%	31,790	15%	28,577	14%	27,192	14%
Combustion Turbine	5,103	2%	5,732	3%	5,833	3%	6,674	3%
Internal Combustion	1,667	1%	1,837	1%	1,775	1%	1,865	1%
Others	—	—	—	—	—	—	—	—

Clean Energy	49,393		47,364		48,023		50,612
Renewable	38,216	77%	37,096	78%	37,451	78%	37,412	74%
Hydroelectric	29,855	60%	28,902	61%	29,843	62%	30,299	60%
Eolic	2,386	5%	2,461	5%	1,976	4%	2,141	4%
Geothermal	5,962	12%	5,721	12%	5,621	12%	4,962	10%
Solar	12	0%	12	0%	11	0%	10	0%
Bioenergy	—	—	—	—	—	—	—	—
Distributed Generation	—	—	—	—	—	—	—	—
Others	11,177	23%	10,268	22%	10,572	22%	13,200	26%

Total	253,682		255,750		250,061		250,901

Source: PRODESEN 2018-2032, SENER.

The Ley de la Industria Eléctrica (Electric Power Industry Law) establishes a regulatory framework that enables private-sector companies to obtain permits for the generation and commercialization of electric power in a new wholesale electricity market, and the Reglamento de la Ley de la Industria Eléctrica (Rules for the Electric Power Industry Law) details the bidding process for participation in the electric power sector.

The Government granted 15 permits for the transport of natural gas and 19 permits for the distribution of natural gas in 2018.

In 2014, the Ley de la Comisión Federal de Electricidad (Federal Electricity Commission Law) converted CFE from a decentralized public entity to a productive state-owned company. CFE now acts through its productive state-owned subsidiaries to undertake the generation, transmission, distribution and commercialization of electric power.

The Government continues to promote private sector participation in the electric power sector and in electricity production. As of December 31, 2018, electricity generation capacity by fossil fuels represented 79.8% of the country’s total electricity generation capacity, as compared to 80.8% as of December 31, 2017, while electricity generation capacity from clean sources was 20.2%, which represented an increase of 1.0% compared to December 31, 2017.

FINANCIAL SYSTEM

Mexico’s financial system consists of commercial banks, development banks, securities brokerage houses and non-bank institutions, such as bonded warehouses, bonding companies, factoring companies, financial leasing companies, foreign exchange houses, insurance companies, multiple purpose financial institutions, crowdfunding institutions and electronic payment institutions, as well as, to a limited extent, public trusts.

Monetary Policy, Inflation and Interest Rates

Monetary Policy

Banco de México is Mexico’s central bank. Its functions and administration are governed by Article 28 of the Constitution, as further regulated by the provisions of the Ley del Banco de México (Bank of Mexico Law). Banco de México’s main purpose is to provide the country’s economy with domestic currency, the peso. In pursuing this purpose, its primary objective is to seek the stability of the purchasing power of the peso.

Banco de México is authorized to issue regulations aimed at monetary and foreign exchange management, the sound development of the financial system, including the regulation of financial derivatives, the proper functioning of the payment systems and the protection of the financial public interest. Banco de México also performs the following functions, among others: (1) regulate the issuance and circulation of currency, foreign currency exchange, financial intermediation and services, as well as payment systems; (2) operate as reserve bank and lender of last resort for credit institutions; (3) provide treasury services to the Government and act as its financial agent, including by managing Mexico’s international reserves; (4) counsel the Government on economic and, in particular, financial issues; and (5) participate in the IMF and other international financial institutions.

As of December 31, 2018, Banco de México had assets totaling Ps. 3.850.2 billion (U.S.$195.6 billion).

Banco de México is managed by a five-member Junta de Gobierno (Board of Governors) appointed by the President and confirmed by the Senate. From among these members, the President appoints a Governor, who presides over the Board of Governors. Alejandro Díaz de León is the current Governor of the Board of Governors of Banco de México and will serve through December 31, 2021.

The principal objective of the Government’s monetary policy is to create an environment of low and stable inflation. These objectives are achieved through actions taken by Banco de México to influence interest rates and inflation expectations to conform price behavior with the overarching goals of the Government’s monetary policy. By creating an environment of low and stable inflation, Banco de México encourages appropriate conditions for both sustained growth and the creation of permanent jobs. Accordingly, in the past, Banco de México has decreased the availability of domestic credit when: (1) the value of the peso has depreciated; (2) capital outflows have occurred; or (3) inflation was higher than projected. Banco de México uses reserve requirements to facilitate the regulation of liquidity and reduce Banco de México’s daily net extension of credit. Banco de México also establishes quarterly targets for the expansion of net domestic credit for each quarter.

Banco de México uses the Tasa de Fondeo Bancario, an overnight interbank funding rate, as its primary monetary policy instrument. Under this policy, Mexico’s overnight interbank funding rate changes when medium-term inflation projections deviate from the target of 3.0% (+/-1.0%), which is intended to stabilize the purchasing power of the peso. Since December 17, 2015, Banco de México’s Board of Governors has regularly announced increases in the overnight interbank funding rate. See “Financial System—Money Supply and Financial Savings—Interest Rates.”

As of December 31, 2018, Banco de México’s net domestic credit, which is equal to the sum of net claims on the central government and claims on other sectors of the domestic economy, registered a negative balance of Ps. 1,792.5 billion, as compared to a negative balance of Ps. 1,094.5 billion on December 31, 2017.

Money Supply and Financial Savings

Banco de México’s monetary aggregates measure monetary supply provided by both internal and external financial sources, separating residents’ and nonresidents’ savings in both markets. The monetary aggregates also differentiate public and private sector financial savings. Banco de México’s M1 monetary aggregate consists of bills and coins held by the public, plus: (1) checking accounts denominated in local currency and foreign currency; (2) interest-bearing deposits denominated in pesos and operated by debit cards; and (3) savings and loan deposits. M2 consists of M1, plus: (1) bank deposits; (2) Government-issued securities; (3) securities issued by firms and non-bank financial intermediaries; and (4) Government and INFONAVIT liabilities related to the Retirement Savings System. M3 consists of M2, plus financial assets issued in Mexico and held by non-residents. M4 consists of M3, plus deposits abroad at foreign branches and agencies of Mexican banks.

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The data in this table was calculated in accordance with the methodology for calculating money supply aggregates adopted on January 31, 2018 to reflect the Monetary and Financial Statistics Manual and Compilation Guide published by the IMF in 2016 and applied to all historical figures from December 31, 2000.

Table No. 42 – Money Supply

	December 31,
	2014		2015		2016		2017		2018
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	928,052	Ps.	1,087,271	Ps.	1,261,697	Ps.	1,372,882	Ps.	1,494,949
Checking deposits
In domestic currency		1,168,417		1,299,508		1,472,683		1,630,910		1,746,611
In foreign currency		232,467		333,094		469,185		537,826		506,151
Interest-bearing peso deposits		534,973		614,312		647,414		702,744		739,278
Savings and loan deposits		12,598		14,560		17,332		19,635		23,797

Total M1	Ps.	2,876,506	Ps.	3,348,743	Ps.	3,868,311	Ps.	4,264,018	Ps.	4,510,786

M4	Ps.	9,630,957	Ps.	10,127,696	Ps.	10,818,147	Ps.	11,705,820	Ps.	12,285,449

Note: Numbers may not total due to rounding.

Source: Banco de México.

The 2018 M1 money supply increased by 0.9% in real terms. The increase in the 2018 M1 money supply was due to a 3.9% real increase in the bills and coins component as well as a 15.6% real increase in the savings and loans deposits component.

Financial savings—defined as the difference between the monetary aggregate M4 and the bills and coins component of the M1 money supply held by the public—fell in 2018 (a 0.4% decrease in real terms from financial savings in 2017). This decrease was attributable to an increase of 3.9% in real terms of the bills and coins component, as compared to a growth of 0.1% in real terms in the aggregate M4 component. From 2017 to 2018, there was a 1.4% increase in savings generated by residents in real terms, as compared to a 3.7% increase from the prior annual period, while savings generated by non-residents decreased by 6.8% in real terms. The decrease in non-residents’ savings was primarily attributable to a 37.9% decrease in real terms in immediately receivable deposits and a 75.9% decrease in value held by non-resident creditors in repurchase agreements.

The 2018 monetary base (currency in circulation plus bank deposits at Banco de México) totaled Ps. 1,681.4 billion, which represents an 8.8% nominal increase from the 2017 monetary base total. This expansion was due to an 8.9% nominal increase in the bills and coins in circulation, which was offset by a decrease in the banking deposits component from Ps. 3.3 billion in 2017 to Ps. 838.3 million in 2018.

Inflation

During 2018, consumer inflation was 4.8%, which was above the 3.0% target inflation for the year and 2.0 percentage points lower than the 6.8% consumer inflation for 2017. According to Banco de México, inflation was above the range of expected deviation (+/-1.0%) from the 3.0% target, mostly as a result of the monetary policy actions implemented by Banco de México, which helped anchor mid- and long-term expectations, as well as a lower annual growth rate in energy prices, such as liquefied petroleum gas, gasoline and electricity rates, and other shocks including increases in the prices of certain fruits and vegetables.

Over the course of 2017, the Government gradually removed price controls on gasoline and diesel to liberalize domestic fuel prices so that they are determined according to market forces, and since November 30, 2017, domestic fuel prices have been determined by the market. Maximum fuel prices are no longer published by the Ministry of Finance. Fuel sale prices are reported by each service station to the Energy Regulatory Commission in accordance with the Income Law for the Fiscal Year 2018.

On August 23, 2017, INEGI announced changes, effective in August 2018, to the National Consumer Price Index (NCPI) aimed at better reflecting the consumption patterns of Mexican households. The changes include: (1) updating the base year; (2) increasing the number of categories for goods and services; (3) increasing the number of areas represented; and (4) adjusting the weighting of each component. It is expected that the new measurements will generate greater volatility in the NCPI.

The following table shows, in percentage terms, the changes in price indices and annual increases in the minimum wage for the periods indicated. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor.”

Table No. 43 – Changes in Price Indices

	National Producer Price Index(1)(2)	National Consumer Price Index(1)	Increase in Minimum Wage
2014	3.3	4.1	3.9
2015	2.8	2.1	6.9
2016	8.5	3.4	4.2
2017	4.7	6.8	10.4
2018	6.4	4.8	0.0

(1)	For annual figures, changes in price indices are calculated each December.
(2)	National Producer Price Index figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012.

Sources: INEGI; Ministry of Labor.

Interest Rates

Consistent with its policy to prevent second-round effects on inflation and to anchor medium- and long-term inflation expectations, Banco de México increased the target for the overnight interbank funding rate by twenty-five basis points in each of its February 2018 and June 2018 decisions, reaching a level of 7.75% as of June 21, 2018 compared to 7.25% as of December 31, 2017. These actions took into account decreasing confidence in the inflation outlook, events leading up to the July 1, 2018 elections and expectations of continued tightening of U.S. monetary policy. In its August 2018 and October 2018 decisions, Banco de México maintained the overnight interbank funding rate at a level of 7.75%. However, in each of its November 2018 and December 2018 decisions, Banco de México increased the overnight interbank funding rate by twenty-five basis points. Therefore, as of December 31, 2018 the funding rate reached a level of 8.25%, as compared to 7.25% as of December 31,2017.

Cetes Rates

One indicator used to measure Mexico’s interest rates is the interest rate on Cetes, which are zero-coupon bonds issued by the Government. During 2018, interest rates on 28-day Cetes averaged 7.6%, as compared to 6.7% in 2017. Interest rates on 91-day Cetes averaged 7.8%, as compared to 6.9% in 2017.

TIIE Rates

Banco de México publishes an interest rate called the tasa de interés interbancaria de equilibrio (the equilibrium interbank interest rate, or TIIE). The TIIE is calculated for twenty-eight days and ninety-one days as the interest rate at which the supply and demand for funds in the domestic financial market reach equilibrium. In contrast, the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or CPP), an alternative measure of interest rates, tends to lag somewhat behind current market conditions.

The following table sets forth the average interest rates per annum on 28-day and 91-day Cetes, the CPP and the 28-day and 91-day TIIE for the periods indicated.

Table No. 44 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2014:
January-June	3.2	3.3	2.6	3.7	3.7
July-December	2.8	2.9	2.3	3.3	3.3
2015:
January-June	2.9	3.0	2.2	3.3	3.3
July-December	3.1	3.2	2.1	3.3	3.4
2016:
January-June	3.6	3.8	2.4	3.9	4.0
July-December	4.7	4.9	2.9	5.0	5.1
2017:
January-June	6.4	6.6	4.0	6.7	6.8
July-December	7.0	7.1	4.5	7.4	7.4
2018:
January-June	7.5	7.6	5.0	7.8	7.9
July-December	7.8	8.0	5.4	8.2	8.2

Source: Banco de México.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The Comisión de Cambios (Foreign Exchange Commission), made up of officials from the Ministry of Finance and Public Credit and Banco de México, is responsible for foreign exchange policy, as well as policies for the accumulation of international reserves in Mexico. The Foreign Exchange Commission: (1) authorizes loans from the IMF, agencies of international financial cooperation, central banks, foreign legal persons that exercise authority in financial matters and foreign financial institutions for purposes of currency regulation; (2) sets the criteria for Banco de México’s foreign currency operations; (3) determines the exchange rate for foreign exchange; (4) establishes the limits on the amount of active and passive transactions involving exchange risks of development banks; and (5) creates guidelines for the management and valuation of international reserve assets. The Foreign Exchange Commission mandates that market forces determine the exchange rate (a floating exchange rate or free float regime).

The Government directly establishes the quarterly targets for the expansion of net domestic credit. “Net domestic credit” is defined as the variation of the monetary base (currency in circulation plus bank deposits at Banco de México), less the variation of Banco de México’s “net international assets.” “Net international assets” is, in turn, defined as Mexico’s gross international reserves plus its assets with a maturity longer than six months that are derived from its credit agreements with central banks, minus its (1) liabilities outstanding to the IMF and (2) liabilities with a maturity shorter than six months that are derived from its credit agreements with central banks.

The Foreign Exchange Commission has adopted several different mechanisms to moderate the rate of Mexico’s accumulation of international reserves through the auctioned sale of U.S. dollars, including through a foreign exchange market mechanism implemented in 2017 consisting of non-deliverable forward auctions to be settled in Mexican pesos. The foreign exchange market mechanism aims to maintain the local exchange market while supplying market participants with a foreign exchange hedging instrument in order to mitigate exposure to foreign exchange risk. The maximum program size is U.S.$20 billion. The Foreign Exchange Commission may intervene in the exchange market again at its discretion in the event of exceptional conditions.

Foreign Exchange Rates

The Government maintains a floating exchange rate policy, with Banco de México intervening in the foreign exchange market from time to time in order to minimize volatility and ensure an orderly market. The Government also promotes market-based mechanisms for stabilizing the exchange rate, including offering over-the-counter forward and options contracts between banks and their clients in Mexico, as well as authorizing peso futures trading on the Chicago Mercantile Exchange. In addition, Banco de México permits foreign financial institutions to open peso-denominated accounts and to borrow and lend pesos (subject to general restrictions on operating banking activities in Mexico).

In the period between January and April 2018, the peso appreciated due to a relative depreciation of the dollar and an improvement in the outlook for the USMCA negotiations. By the end of 2018, the peso had depreciated due to uncertainty relating to the NAICM project, uncertainty regarding PEMEX’s finances, new economic policies and future credit ratings, an increase in the volatility of the financial markets and the commercial tensions between the United States and China. For further information on policy changes relating to the NAICM, see “The Economy—Principal Sectors of the Economy—Transportation and Communications—Aviation.” For further information on PEMEX, see “The Economy—Principal Sectors of the Economy—Petroleum and Petrochemicals—PEMEX.”

On December 31, 2018, the peso/dollar exchange rate closed at Ps. 19.6512 = U.S.$1.00, a 0.1% appreciation in dollar terms as compared to the rate at December 31, 2017. The peso appreciated against the dollar in 2018 primarily as a result of the U.S. Federal Reserve’s monetary normalization policy, which caused the U.S. dollar to depreciate and a reduction of domestic financial market volatility.

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 45 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2014	14.7414	13.3056
2015	17.2487	15.8680
2016	20.6194	18.6908
2017	19.6629	18.9197
2018	19.6512	19.2421

Source: Banco de México.

Banking System

The Mexican banking system is regulated by the Ley de Instituciones de Crédito (Credit Institutions Law, or LIC), and is composed of Banco de México, commercial banks, development banks and, to a limited extent, public trusts created by the Government. The LIC regulates the banking and credit activities in Mexico, particularly the organization, ownership and operation of credit institutions, as well as the activities and transactions that credit institutions may perform and their capitalization and reserve levels. Pursuant to the LIC, banking and credit services can only be provided by credit institutions. The LIC provides that credit institutions are: (1) commercial banks and (2) development banks.

Mexico underwent a financial reform in 2014, which was aimed to strengthen the overall banking institutional framework, foster competition and ensure prudence in the financial sector, allowing for more robust and sustainable provision of credit. This financial reform increased the Mexican legal framework’s compliance with the Key Attributes of Effective Resolution Regimes for Financial Institutions established by the Financial Stability Board (FSB).

The Ley para Regular las Agrupaciones Financieras (Law to Regulate Financial Groups) strengthens governance standards applicable to holding companies and subsidiaries forming a financial group. Pursuant to this law, multiple financial service companies may operate as a single group in certain circumstances.

The Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros (National Commission for the Protection and Defense of Users of Financial Services, or CONDUSEF) is tasked with increasing financial institution transparency and enforcement by issuing and publishing recommendations to financial institutions, regulating standard agreements used with consumers and initiating class actions for the benefit of consumers.

Mexican financial authorities periodically evaluate bank performance and the overextension of credit and reinforce the coordination mechanisms among themselves.

The new Ley para Regular las Instituciones de Tecnología Financiera, or Ley FINTECH (FINTECH Law), published in the Official Gazette on March 9, 2018, regulates the organization, operation, functioning and authorization of entities that offer alternative means of access to financing and investment, such as crowdfunding, the issuance and management of electronic payments and the exchange of virtual assets or cryptocurrency. The FINTECH Law recognizes two new types of financial entities: crowdfunding entities and electronic payment institutions, which require an approval from the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, or CNBV) to be incorporated and to operate.

Commercial Banks

In accordance with the LIC, commercial banks are required to obtain authorization from the Government in order to be organized and operate as such. Authorization may be granted by the CNBV upon prior approval of its Board of Governors and the favorable opinion of Banco de México. These authorizations are non-transferable due to their particular nature.

Foreign financial firms operate in Mexico through subsidiaries, not branches. Therefore, all banks operating in Mexico constitute separate legal entities, which are locally incorporated and subject to local regulation and supervision. The resolution regime applies to all commercial banks established in Mexico, including subsidiaries of foreign banks.

The following table shows selected metrics measuring the performance of the commercial banking system.

Table No. 46 – Commercial Banking System

(In Billions of Pesos)(1)

	2014	2015	2016	2017	2018
Total loan portfolio	Ps. 3,177.3	Ps. 3,631.5	Ps. 4,122.1	Ps. 4,506.8	Ps. 4,928.4
Past-due commercial bank loans(2)	45.9	44.4	35.1	36.9	40.5
Commercial bank loan loss reserves(2)	55.5	52.7	46.6	48.0	53.4

(1)	Constant pesos with purchasing power at December 31, 2008.
(2)	Excluding banks under Government intervention and those in special situations.

Source: CNBV.

As of December 31, 2018, there were 50 commercial banks registered with the CNBV.

Development Banks

Development banks are entities of the Federal Public Administration that have legal and budgetary autonomy from the Government. Development banks are incorporated as national credit entities, which compose a portion of the Mexican banking system. Congress determines the area of focus of each development bank. The development banks’ main objective is to provide access to savings and financing for individuals and corporations in their respective areas of focus, as well as to provide technical assistance and training. Development banks are mandated to favor the extension of credit and are encouraged to develop new programs and financial products that broaden access to financial opportunities.

There are currently six institutions that constitute the Mexican development bank system, with a wide spectrum in terms of areas of focus, including small and medium enterprises, public infrastructure, support for foreign trade, housing, savings improvement and credit to the military. These institutions are:

•	Nacional Financiera, S.N.C. (NAFIN),

•	Banco Nacional de Obras y Servicios Públicos, S.N.C. (National Bank of Public Works and Services, or BANOBRAS),

•	Banco Nacional de Comercio Exterior, S.N.C. (National Foreign Trade Bank, or BANCOMEXT),

•	Sociedad Hipotecaria Federal, S.N.C. (Federal Mortgage Society, or SHF),

•	Banco del Ahorro Nacional y Servicios Financieros, S.N.C. (National Savings and Financial Services Bank, or BANSEFI) and

•	National Bank of the Army, Air Force and Marines, S.N.C. (BANJERCITO).

BANOBRAS, NAFIN and BANCOMEXT are the three largest Mexican development banks in terms of loans outstanding. NAFIN’s principal activities include: (1) granting credit to small- and medium-sized businesses; (2) promoting the development of the securities market; and (3) serving as the Government’s financial agent in certain international transactions.

BANOBRAS’s principal activities include: (1) providing short-, medium- and long-term financing to public enterprises and federal, state and municipal governments; and (2) granting credit for low-income housing.

BANCOMEXT’s principal activities include: (1) granting export- and import-related credit; and (2) issuing guaranties to private- and public-sector entities in the promotion of foreign trade. Certain BANCOMEXT foreign trade and foreign investment responsibilities are managed by ProMéxico, a public trust that is supervised by the Ministry of Economy. Between 2013 and 2018, ProMéxico has participated in attracting U.S.$87,932 million in multi-year investments, creating 316,067 jobs, promoting 5,028 export projects and enabling 288 projects to produce or offer goods and services in foreign markets.

The Government owns a substantial majority of each development bank’s capital. In addition, under the laws establishing NAFIN, BANOBRAS and BANCOMEXT, the Government is responsible, at all times, for the transactions between these development banks and foreign private, governmental and inter-governmental institutions, among others. Such statutory responsibility does not extend to transactions between each of the development banks and non-Mexican individuals. There is no specific procedure and no time period to enforce the Government’s statutory responsibility. Additionally, the Government’s statutory responsibility is subject to its legal and budgetary restrictions.

Banking Supervision and Support

National Banking and Securities Commission

Under the LIC, the CNBV authorizes both commercial and development banks’ operation as instituciones de banca múltiple (multiple banking institutions) and is responsible for their supervision. The CNBV has the authority to make inspection visits and impose sanctions for a bank’s failure to comply with the LIC or any regulations thereunder. The CNBV also oversees financial holding companies, banks and securities dealers and has the power to declare an intervención (managerial intervention) or resolución (liquidation) and manage a financial group at either the holding or operating company level.

Bank Supervision Policy

The Government has instituted various programs to supervise the banking system. These programs and measures include, among others, the strengthening of the CNBV’s authority to supervise and intervene in the activities of financial holding companies, and the CNBV’s adoption of significant changes to the accounting practices applicable to Mexican commercial banks and development banks, with the intent of making those practices more consistent with international accounting standards, including U.S. generally accepted accounting principles.

The Ley Federal para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita (Federal Law for the Prevention and Identification of Operations with Resources of Illicit Origin) establishes measures and procedures for the identification, through inter-institutional coordination, of specific non-financial sector operations between individuals that could present a higher risk of illicit resource use.

The capital requirements under the Third Basel Accord (Basel III) issued by the Basel Committee on Banking and Supervision, which provides global regulatory standards with respect to adequate bank capital and liquidity, became effective in Mexico on January 1, 2013, and the Resolución que Modifica las Disposiciones de Carácter General Aplicables a las Instituciones de Crédito (Resolution Modifying the General Provisions Applicable to Credit Institutions) of June 22, 2016 aimed to bring Mexico into full compliance with the Basel III requirements.

The pending Basel III post-crisis regulatory reforms endorsed by the Basel Committee on Banking Supervision will enter into force in Mexico on January 1, 2022 and will be implemented progressively over the next five years. Banco de México and the CNBV will work to implement the announced reforms within the established deadlines and, in June 2020, will be assessed on their implementation of certain standards included within the reform, such as the minimum liquidity coverage ratio and the net stable funding ratio.

The CNBV publishes the Índice de Capitalización (Capitalization Index, or ICAP) on a regular basis. The ICAP is the ratio of the net capital of multiple banking institutions as compared to their credit risk weighted assets, market risk and operational risk and is intended to measure the resilience of multiple banking institutions in the event of unexpected losses. The minimum ICAP established by the CNBV is 8%. At the end of November 2018, the ICAP for the multiple banking sector was 15.7% and all the institutions designated as having local systemic importance by the CNBV were in compliance with the required minimum ICAP, thereby complying with the highest Basel III capital standards.

Institute for the Protection of Bank Savings (IPAB)

IPAB is a decentralized instrumentality of the Government that is tasked with administrating Mexico’s bank savings protection system. Congress allocates funds to IPAB on an annual basis to manage and service IPAB’s net liabilities. IPAB’s net liabilities are not considered public sector debt. In emergency situations, IPAB is permitted to obtain additional financing every three years, in an amount not to exceed 6% of Mexican banking institutions’ total liabilities, without the need for authorization from Congress. In addition to Mexico’s auctions of debt securities in the domestic market, IPAB also sells, through auctions conducted in Mexico by Banco de México, peso-denominated debt securities known as Bonos de Protección al Ahorro (Savings Protection Bonds, or BPAs).

IPAB also manages a deposit insurance program, which is assessed per person or entity, per banking institution. Currently, deposit insurance is limited to 400,000 Unidades de Inversión (Investment Units, or UDIs), an index unit of funds that can be traded in currency markets and whose value in pesos is indexed to inflation on a daily basis as measured by the change in the NCPI. For the past ten years, IPAB has also undertaken the sale of loan portfolios, including significant sales of commercial loan assets. At the end of December 31, 2018, IPAB’s balance was Ps. 45,838 million, 22.7% higher than the previous year.

Bank Support Policy

The Government has instituted various programs to rescue troubled banks and a number of additional measures to generally support the banking system. These programs and measures include, among others: an increase in the capitalization requirements for Mexican banks, including new capital reserve requirements introduced by Banco de México; an increase in permitted foreign and domestic investment in Mexican financial institutions; the creation of a number of debtor support programs to restructure past-due loans; the establishment of the Programa de Capitalización Temporal de la Banca (Temporary Capitalization Program), a voluntary program designed to assist viable but undercapitalized banks; and the provision of foreign exchange credit windows through the Fondo Bancario de Protección al Ahorro (Banking Fund for the Protection of Savings, or FOBAPROA) to help banks meet U.S. dollar liquidity needs.

Mexico’s bankruptcy procedures include joint procedimientos de concurso mercantil (insolvency proceedings) for entities of the same corporate group and an IPAB-supervised liquidation procedure for credit institutions.

Mexico’s Banking Resolution Regime includes, among other things: (1) regulation for the granting and execution of loan guarantees, which creates legal certainty for creditors and thereby favorably impacts the expansion of credit; (2) a commercial framework, which aims to reduce procedural times in trials; (3) streamlined bankruptcy processes that empower merchants to file suits collectively when a company is part of the same corporate group; and (4) an arbitration system for disputes pertaining to financial matters between institutions and individuals.

Credit Allocation by Sector

The following table shows the allocation, by sector, of credit extended by commercial and development banks at each of the dates indicated.

Table No. 47 – Credit Allocation by Sector(1)

	December 31,
	2014			2015			2016			2017			2018(2)
	(in billions of pesos and as % of total)
Agriculture, forestry and fishing	Ps.	59.0	1%	Ps.	73.0	2%	Ps.	78.7	2%	Ps.	89.8	2%	Ps.	100.1	2%
Industry		797.1	20		915.7	20		1,029.3	20		1,126.3	21		1,333.1	22
Services and other activities		800.0	20		931.4	21		1,150.0	23		1,146.0	21		1,437.6	24
Housing credit		546.2	14		612.9	14		685.0	13		745.7	14		804.0	13
Spending credit		556.5	14		615.3	14		685.0	13		745.6	14		804.0	13
Statistical adjustment		0.0	0		0.0	0		0.0	0		0.0	0		0.0	0
Financial sector		417.2	11		463.9	10		493.7	10		546.6	10		637.8	10
Public sector		716.8	18		778.7	17		858.1	17		841.9	16		859.0	14
Others		17.1	0		28.0	1		28.3	1		27.3	1		25.9	0
External sector		46.3	1		58.8	1		87.5	2		98.0	2		99.1	2

Total		3,956.1	100%		4,477.8	100%		5,095.6	100%		5,367.1	100%		6,100.7	100%

Interbank sector		1.2			2.3			4.7			6.6			1.0

Note:	Numbers may not total due to rounding.

(1)	Includes both commercial and development banks.
(2)	Preliminary figures.

Source: Banco de México.

Insurance Companies, Mutual Funds and Auxiliary Credit Institutions

Non-Mexican financial groups and financial intermediaries are permitted, through Mexican subsidiaries, to engage in various activities in Mexico, including providing insurance.

Foreign investors are permitted to hold up to 49% of the equity in Mexican insurance companies pursuant to the Ley de Instituciones de Seguros y de Fianzas (Insurance and Bond Institutions Law). In addition, foreign financial institutions domiciled in countries that have entered into trade agreements with Mexico may, with the approval of the Ministry of Finance and Public Credit, acquire a majority of the equity in a Mexican insurance company. Mexican insurance companies may use the services of intermediaries located in Mexico or abroad for their reinsurance transactions and may issue non-voting or limited-voting shares, as well as subordinated debt obligations. Foreign insurance companies are also permitted, with the prior approval of the Ministry of Finance and Public Credit, to establish representative offices in Mexico.

Financial intermediaries are governed by the Ley General de Organizaciones y Actividades Auxiliares del Crédito (General Law of Auxiliary Credit Organizations and Activities), as amended. This law provides that: (1) no individual or entity is permitted to hold, directly or indirectly, more than 10% of the paid-in capital of financial intermediaries without the Ministry of Finance and Public Credit’s prior authorization; (2) auxiliary credit institutions and foreign exchange brokers are required to allocate 10% of their profits to a capital reserve fund until that fund equals their paid-in capital; (3) financial leasing companies are entitled to judicial remedies to enforce the repossession of goods leased in the event of a default by the lessee; (4) the CNBV is authorized to prevent auxiliary credit institutions from using misleading documentation; and (5) the CNBV is authorized to inspect and survey both regulated and non-regulated sociedades financieras de objeto multiple (multiple purpose financial entities).

Foreign investors may purchase up to 49% of the equity of auxiliary credit institutions. Foreign financial institutions domiciled in countries that have entered into trade agreements with Mexico may, with the approval of the Ministry of Finance and Public Credit, acquire a majority of the capital stock of auxiliary credit institutions.

On March 9, 2018, the General Law on Auxiliary Credit Organizations and Activities was amended to permit electronic payments, subject to regulation by the FINTECH Law.

The Ley de Fondos de Inversión (Investment Funds Law) takes measures to make the regulation of investment funds more efficient by improving corporate governance and internal procedures and controls. This law recognizes the role and responsibility of independent external auditors by establishing the rules governing their interaction with investment funds and underscoring the need for both impartiality and the adequate handling of conflicts of interest.

Financial Technology

The FINTECH Law of March 9, 2018, regulates the organization, operation, functioning and authorization of companies that offer alternative means of access to finance and investment, such as crowdfunding, the issuance and management of electronic payments and the exchange of virtual assets or cryptocurrency. The FINTECH Law also establishes new types of financial entities: Crowdfunding and Electronic Payment Institutions. These entities, which require an approval from the CNBV, undertake financing, investment, savings, payments or transfer activities through interfaces like electronic applications, the internet or any other means of electronic or digital communications.

Securities Markets

The Mexican Stock Exchanges

The Bolsa Mexicana de Valores (Mexican Stock Exchange, or BMV) is the largest authorized stock exchange involved in the listing and trading of equity and debt securities in Mexico. The securities listed and traded on the Mexican Stock Exchange include: (1) stocks and bonds of private sector corporations; (2) equity certificates or shares issued by banks; (3) commercial paper; (4) bankers’ acceptances; (5) certificates of deposit; (6) Government debt; and (7) special hedging instruments. The Mexican Stock Exchange is a sociedad anónima bursátil de capital variable (public company).

On August 29, 2017, as part of its program to develop the Mexican securities market, the Ministry of Finance and Public Credit published a concession for a new stock exchange. The new Bolsa Institucional de Valores (Institutional Stock Exchange, or BIVA) began operations on July 25, 2018. The Institutional Stock Exchange is a sociedad anónima de capital variable (private company). As of December 2018, the Institutional Stock Exchange reported 7.8% market participation and Ps. 24,004.3 million in listed securities.

The Securities Market Law governs the sale and purchase of securities in Mexico. This law includes an Oferta Restringida (Restricted Offer) regime, which allows issuers of securities to engage in public offerings directed exclusively at certain classes of investors. The law also establishes that placement programs can be used by all issuers, thereby facilitating the security registration process and certain public offerings, including public offerings of equity securities.

The Disposiciones de Carácter General Aplicables a las Bolsas de Valores (General Provisions Applicable to Securities Exchanges) set forth several measures to strengthen the regulatory framework applicable to securities exchanges, including, among others, enhanced internal controls of the securities exchanges, rules covering the disclosure of material market information and the establishment of contingency plans for securities exchanges experiencing operational distress.

Mexican Stock Exchange Performance

The Mexican Stock Exchange publishes the Stock Market Index based on a group of the thirty-five most actively traded shares. The following table provides the index, along with two other metrics for the performance of the Mexican Stock Exchange.

Table No. 48 – Mexican Stock Exchange Performance

(In Billions of U.S. Dollars, Except Index)

	2014	2015	2016	2017	2018
Index (points)	43,145.7	42,977.5	45,642.9	49,354.4	41,640.3
Market capitalization	480.2	403.2	351.7	415.8	384.9
Value of transactions	184.6	148.3	138.8	123.2	119.5

Source: Banco de México/Mexican Stock Exchange.

In 2018, equity securities, including shares and certificates of patrimonial contribution, accounted for 99.95% of transactions on the Mexican Stock Exchange. Capital development certificates accounted for 0.01% of transactions, while fixed income securities, including commercial paper, notes, bonds and ordinary participation certificates, accounted for 0.03% of transactions.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Policy

Mexico uses an economic development model based on increasing its foreign trade returns. In order to do so, Mexico primarily focuses on expanding its total exports through various trade, fiscal, financial and promotional measures to grow and increase the competitiveness of its non-oil exports.

For several decades, Mexico’s foreign trade policy has focused on removing barriers to foreign trade, which has resulted in an increase in Mexican non-oil exports and has led to increased importance of manufactured goods relative to agricultural products.

The Ley de Comercio Exterior (Foreign Trade Law) grants the President broad powers to establish import and export duties, as well as other trade restrictions. This law also created the Comisión de Comercio Exterior (Foreign Trade Commission), an agency that operates within the Ministry of Economy and is authorized to resolve trade-related disputes and establish procedures for the imposition of countervailing duties, which are import duties imposed under the World Trade Organization’s (WTO) rules to neutralize the effect of a foreign country’s subsidy of its exports. In addition, the Foreign Trade Law defines and regulates unfair trade practices, thereby aligning Mexico’s regulatory trade framework more closely with current international practices and standards.

Mexico’s largest export trading partners are the United States, Canada, China and Germany, with several other countries located in the European Union (EU), South America and eastern Asia also representing significant export trading partners. Mexico has a large number of free trade agreements with trade partners around the world.

The U.S. administration has taken, and raised the possibility of taking, various forms of action in the area of trade, tariffs, immigration and taxation that could affect Mexico. Because the Mexican economy is closely tied to the U.S. economy, U.S. trade policies that the U.S. administration may adopt may adversely affect economic conditions in Mexico. U.S. immigration policies could also affect trade and other relations between Mexico and the U.S. and have other consequences for Mexican governmental policies. These factors could have an impact on Mexico’s gross domestic product growth, the exchange rate between the U.S. dollar and the Mexican peso, levels of foreign direct investment and portfolio investment in Mexico, interest rates, inflation and the Mexican economy generally.

Foreign Trade Performance

According to preliminary figures, during 2018, Mexico registered a trade deficit of U.S.$13.6 billion, compared to U.S.$11.0 billion in 2017. This increase in the trade deficit was the net result of a greater non-oil trade surplus and an increased deficit in the oil products trade balance. In addition, oil exports continued to show a decline during the fourth quarter of 2018 and remained at relatively low levels, which resulted from decreased availability of crude oil for exportation and decreases in the average price of Mexican crude oil mix.

According to preliminary figures, during 2018, total imports increased by 10.4% as compared to 2017. This was mainly caused by growth in capital imports in the first quarter of 2018 from the mining and electricity-generating sectors, as well as the subsector of transportation equipment and transportation services. In addition, the increase in capital imports during 2018 was driven by third quarter growth in the electricity-generating sector and the telecommunications sector, as well as an important reactivation of other capital imports that had been stagnant in the first half of the year.

According to preliminary figures, during 2018, total exports increased by 10.1% as compared to 2017. This was mainly caused by growth in manufacturing exports to the United States during the first three quarters of 2018 and to the rest of the world during the first half of 2018. Although the quantity of crude oil exports remained consistent, oil exports also increased due to a higher average price of the Mexican oil mix. Exports in the fourth quarter remained at similar levels to the previous quarter principally due to the slowdown in global trade.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 49 – Exports and Imports

	2014		2015		2016		2017		2018(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	42,369	U.S.$	23,100	U.S.$	18,825	U.S.$	23,725	U.S.$	30,601
Crude oil		35,638		18,451		15,582		20,047		26,512
Other		6,731		4,648		3,243		3,678		4,089
Non-oil products		354,544		357,451		355,123		385,707		420,083
Agricultural		12,332		13,126		14,845		16,000		16,508
Mining		5,064		4,505		4,368		5,427		6,232
Manufactured goods(2)		337,149		339,821		335,911		364,280		397,344

Total merchandise exports		396,914		380,550		373,948		409,433		450,685

Merchandise imports (f.o.b.)
Consumer goods		58,300		56,280		51,951		57,338		63,118
Intermediate goods(2)		302,036		297,714		295,400		322,039		355,297
Capital goods		39,648		41,240		39,719		41,017		45,887

Total merchandise imports		399,984		395,234		387,070		420,395		464,302

Trade balance	U.S.$	(3,071)	U.S.$	(14,684)	U.S.$	(13,122)	U.S.$	(10,962)	U.S.$	(13,618)

Average price of Mexican oil mix(3)	U.S.$	85.48	U.S.$	43.12	U.S.$	35.65	U.S.$	46.79	U.S.$	61.34

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Relations and Agreements

Mexico has a number of international agreements in place that promote free trade and economic cooperation at the multilateral, regional and bilateral levels.

Multilateral

Mexico became a member of the WTO when the WTO superseded the General Agreement on Tariffs and Trade (GATT) in 1995. Mexico actively participates in WTO’s multilateral trade negotiations. Mexico is also a member of the Asian Pacific Economic Cooperation Association.

On March 8, 2018, the Minister of Economy signed the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP) on behalf of Mexico, together with the trade ministers of Australia, Brunei, Darussalam, Canada, Chile, Japan, Malaysia, New Zealand, Peru, Singapore and Vietnam. The Senate ratified the CPTPP on April 24, 2018, making Mexico the first country to approve the CPTPP. On November 29, 2018, the official text of the CPTPP was published in the Official Gazette, and on December 30, 2018, the CPTPP came into force for the first six countries to ratify the agreement, including Mexico, and will enter into force for the remaining five signatory countries as and when they ratify the agreement. CPTPP negotiations began as a successor to the Trans-Pacific Partnership (TPP) negotiations, which stalled in 2017 after the U.S. President signed an executive order directing the United States trade representative to withdraw the United States as a signatory to the TPP and to permanently withdraw the United States from TPP negotiations.

Regional

At the regional level, Mexico is a member of NAFTA. Key elements of NAFTA include: (1) removing virtually all tariffs on goods originating in and traded among Canada, Mexico and the United States; (2) removing or relaxing many investment restrictions; (3) liberalizing trade in services and increasing the protection of intellectual property rights; (4) providing a specialized means for the resolution of trade disputes arising under NAFTA; and (5) promoting trilateral, regional and multilateral cooperation among the three countries.

On October 1, 2018, Mexico announced that it reached an agreement with Canada and the United States to modernize their free trade relationship and replace NAFTA with a new agreement, known as the United States Mexico Canada Agreement (USMCA).

On November 30, 2018, the presidents of Mexico, the United States and Canada signed the USMCA. The USMCA remains subject to the implementation procedures under Canadian and U.S. law. There is still uncertainty about when the USMCA will take effect, and Mexico cannot assess the impact of the USMCA on particular industries or government policies and the changes to international trade that may result. NAFTA remains in effect pending ratification of the USMCA. For more information on the status of the USMCA, including the Mexican Senate’s ratification of the agreement, see “Recent Developments—Foreign Trade and Balance of Payments—Foreign Trade—Foreign Trade Agreements.”

On July 24, 2018, the President met with the heads of state of the Pacific Alliance and the Mercado Común del Sur (MERCOSUR) countries. The meeting allowed the two main regional blocs in Latin America to discuss the prospects for regional integration, and the presidents from both regional groups signed a letter of intent to create a regional free trade agreement.

Bilateral

Mexico also is party to free trade agreements and other similar agreements with the following countries/unions: Bolivia, Chile, Colombia, Costa Rica, the Northern Triangle (El Salvador, Guatemala and Honduras), the European Union, the European Free Trade Association (Iceland, Liechtenstein, Norway and Switzerland), Israel, Japan, Nicaragua, Peru and Uruguay.

Mexico is individually negotiating free trade agreements with each of the four founding member countries (Argentina, Brazil, Paraguay and Uruguay) of MERCOSUR.

During 2017 and 2018, Mexico and the EU were engaged in negotiations to modernize the TLCUEM, and, in April 2018, Mexico and the EU reached an “agreement in principle” on a new EU-Mexico global agreement to replace the existing TLCUEM, which will enter into effect in 2020. The modernization of Mexico’s free trade agreement with the EU was a priority in Mexico’s trade agenda; over the past eighteen years, trade between the EU and Mexico has more than tripled from U.S.$20.8 billion to U.S.$65.9 billion.

Mexico and the EU continued their internal procedures to finalize the legal text of the modernized TLCUEM, which must be submitted to, and approved by, the Mexican Senate and the European Parliament and Council of the European Union. Once approved by the Senate, the final text of the agreement must be published on the Official Gazette. The portions of the modernized agreement that only require approval by the European Parliament may become effective provisionally, pending approval by the European Commission on the remaining portions.

Mexico participated in several bilateral meetings with the governments of Spain and China in 2017. On April 20, 2017, Mexico and Spain agreed on six new legal instruments covering a range of topics, including air transport regulation, commerce and investment and labor issues. On May 3, 2017, Mexico and China highlighted increases in commerce, investment and air connectivity achieved within the framework of their comprehensive strategic partnership and agreed to deepen bilateral relations.

On July 26, 2017, Mexico and the United Kingdom discussed options to continue and strengthen their economic and cooperative relations in the context of Mexico’s trade agenda and the departure of the United Kingdom from the EU. On October 19, 2017, further high level talks were held between representatives from Mexico and the United Kingdom. The United Kingdom pledged to invest approximately U.S.$80 million in Mexico in order to strengthen the economy through strategic investments in energy, cities, financial services and businesses. Mexico and the United Kingdom pledged ongoing commitment to free trade, bilateral investment and open markets.

For additional information on Mexico’s foreign trade agreements, see “Recent Developments—Foreign Trade and Balance of Payments—Foreign Trade—Foreign Trade Agreements.”

Geographic Distribution of Trade

The following table shows the distribution of Mexico’s external trade for the periods indicated:

Table No. 50 – Distribution of Mexican Merchandise Exports(1)

	2014	2015	2016	2017	2018(2)
Exports (f.o.b.):
U.S	81.3%	82.6%	82.7%	81.5%	81.2%
Canada	2.8	2.9	2.9	2.9	3.4
EU	3.7	3.9	4.4	5.0	4.9
Of which:
Spain	0.3	0.3	0.3	0.3	0.3
U.K.	0.5	0.5	0.9	0.6	0.5
Germany	1.0	1.0	1.1	1.8	1.7
Netherlands	0.4	0.4	0.4	0.4	0.5
China	1.5	1.3	1.4	1.6	1.7
Japan	0.7	0.6	0.7	0.8	0.8
Others	11.6	10.4	9.6	10.0	9.9

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:	Numbers may not total due to rounding.

(1)	Includes the in-bond industry on a gross basis.
(2)	Preliminary figures.

Source: Banco de México.

Table No. 51 – Distribution of Mexican Merchandise Imports(1)

	2014	2015	2016	2017	2018(2)
Imports (f.o.b.):
U.S.	45.1%	43.8%	42.8%	41.7%	40.8%
Canada	2.7	2.6	2.6	2.4	2.4
EU	11.4	11.3	11.5	12.4	12.5
Of which:
Spain	1.3	1.2	1.2	1.3	1.3
U.K.	0.7	0.6	0.6	0.6	0.6
Germany	3.8	3.8	3.9	4.3	4.3
Netherlands	0.3	0.3	0.3	0.4	0.4
China	18.4	19.3	19.5	19.5	20.1
Japan	4.9	4.8	5.0	4.7	4.4
Others	22.9	23.5	24.3	25.2	25.7

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:	Numbers may not total due to rounding.

(1)	Includes the in-bond industry on a gross basis.
(2)	Preliminary figures.

Source: Banco de México.

In-bond Industry

The Mexican maquiladora (in-bond) industry is comprised of entities that import raw materials and component parts on a duty-free basis and, in turn, export their finished products, with suppliers only paying tariffs on a value-added basis for work done in Mexico. Initially established mostly along the Mexico-U.S. border, in-bond plants now operate in other regions of the country. By expanding production to these other regions, in-bond plants and suppliers have greater access to a larger and more diverse labor pool. This expansion has also provided in-bond plants with greater access to raw materials made available by Mexican suppliers. According to preliminary figures, 8.4% of the value added by the in-bond industry in 2018 involved the production of auto parts, transportation equipment and electronic products.

The following tables set forth the number of in-bond plants, the number of workers employed at in-bond plants and the revenues from in-bond operations at the end of each period indicated.

Table No. 52 – In-bond Industry(1)

	December 31,
	2014		2015		2016		2017		2018(1)
	(yearly figures and percent change over prior year)
Number of in-bond plants	5,020	(2.4)%	5,006	(0.3)	5,018	0.2%	5,089	1.4%	5,115	0.5%
Number of workers employed by in-bond plants	2,256,652	6.6%	2,357,556	4.5%	2,479,127	5.2%	2,581,487	4.1%	2,695,592	4.4%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: INEGI.

Table No. 53 – In-bond Industry Revenues(1)

	December 31,
	2014		2015		2016		2017		2018(1)
	(in billions of pesos and percent change over prior year)
Export Sales	Ps. 2,006.0	10.3%	Ps. 2,311.9	15.3%	Ps. 2,596.9	12.3%	Ps. 2,868.0	10.4%	Ps. 3,109.1	8.4%
Domestic Sales	Ps. 1,379.8	5.7%	Ps. 1,530.0	10.9%	Ps. 1,690.2	10.5%	Ps. 1,898.1	12.3%	Ps. 2,038.8	7.4%

Total Revenues	Ps. 3,385.8	8.4%	Ps. 3,841.9	13.5%	Ps. 4,287.1	11.6%	Ps. 4,766.1	11.2%	Ps. 5,147.9	8.0%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: INEGI.

Balance of Payments and International Reserves

The balance of payments is a system of recording all of a country’s economic transactions with the rest of the world over a one-year period. The following table sets forth Mexico’s balance of payments for the periods indicated.

Table No. 54 – Balance of Payments

	2014		2015		2016		2017		2018(1)
	(in millions of dollars)
Current account(2)	U.S.$	(24,952)	U.S.$	(30,878)	U.S.$	(24,242)	U.S.$	(20,112)	U.S.$	(21,996)
Credits		454,102		436,640		434,680		479,474		526,757
Merchandise exports (f.o.b.)		397,651		380,977		374,305		409,806		451,054
Non-factor services		21,182		22,903		24,213		27,643		28,768
Transport		867		1,428		1,598		1,904		2,186
Tourism		16,208		17,734		19,650		21,336		22,526
Insurance and pension		3,554		3,171		2,503		3,742		3,285
Financial Services		127		138		154		352		453
Others		426		432		309		308		317
Primary Income		10,571		7,403		8,096		10,712		12,970
Secondary Income		24,697		25,357		28,066		31,313		33,966
Debits		479,054		467,518		458,922		499,586		548,753
Merchandise imports (f.o.b.)		400,447		395,575		387,375		420,790		464,850
Non-factor services		34,474		32,680		33,179		37,511		37,691
Transport		14,677		12,814		13,204		14,835		15,410
Tourism		9,606		10,098		10,303		10,840		11,230
Insurance and pensions		4,220		4,339		3,913		4,952		4,846
Financial Services		1,430		1,348		1,809		2,171		2,249
Others		4,542		4,082		3,951		4,712		3,957
Primary Income		42,780		38,195		37,381		40,088		45,131
Secondary Income		1,352		1,067		987		1,198		1,081
Capital account		10		(102)		35		150		(65)
Credits		264		207		323		450		237
Debits		254		309		288		300		301
Financial account		(38,977)		(37,485)		(32,689)		(33,512)		(31,440)
Direct investment		(25,059)		(25,259)		(30,418)		(29,593)		(26,701)
Portfolio investment		(45,991)		(18,620)		(28,148)		(10,190)		(8,274)
Financial derivatives		3,408		(4,586)		(2,247)		3,074		409
Other investment		12,336		26,646		28,259		7,962		2,643
Reserve assets		16,329		(15,667)		(136)		(4,765)		483
International reserves		15,482		(18,085)		428		(2,575)		934
Valuation adjustment		(847)		(2,419)		564		2,190		451
Errors and omissions		(14,035)		(6,506)		(8,482)		(13,550)		(9,380)

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

Current Account

In every year since 1988, Mexico has registered a deficit in its current account, primarily due to the Government’s liberalization of trade policies that have increased private sector imports. In 2018, Mexico’s current account registered a deficit of 1.8% of GDP, or U.S.$22.2 billion, a slight increase from the current account deficit in 2017 of 1.7% of GDP, or U.S.$19.4 billion. The increase in the current account deficit, as compared to 2017, was principally due to increases in the deficits of the petroleum commercial balance and the primary income account. These increases were partially offset by a greater surplus of the secondary income account, which was the result of record high remittances, as well as a greater surplus balance of the non-petroleum commercial balance. In particular, in the context of a weakening of the global economy and increased trade tensions at a global scale, the current account deficit in the fourth quarter of 2018 was higher than the deficit during the same period of 2017.

Capital Account

From 2014 to 2015, Mexico’s capital account registered a deficit, primarily due to fluctuations in credits and debits, and from 2016 to 2017, Mexico’s capital account registered a surplus.

The capital account registered a deficit of U.S.$65 million in 2018, as compared to a surplus of U.S.$150 million in 2017. This decrease in the capital account was principally attributable to a decrease in credits of 47.4%, accompanied by a marginal increase in debits of 0.4%.

Financial Account

Mexico’s financial account records investment flows and, together with the capital account, balances the current account after accounting for statistical discrepancies, accounting conventions and exchange rate movements that affect the recorded value of transactions. From 2014 to 2018, Mexico’s financial account registered deficits, as set forth in the table above, primarily due to higher comparative direct investment and portfolio investment, as compared to other investment and reserve assets.

Mexico’s financial account registered inflows of U.S.$31.4 billion in 2018, a decrease in inflows from U.S.$33.5 billion in 2017, primarily due to a reduction in portfolio investment as a result of an increase in net financial asset purchases while financial liabilities remained stable.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 55 – International Reserves and Net International Assets

	End-of-Period International Reserves(1)(2)	End-of-Period Net International Assets(3)
	(in millions of dollars)
2014	193,045	196,288
2015	176,735	177,629
2016	176,542	178,057
2017	172,802	175,479
2018	174,609	176,096

(1)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(2)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(3)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

Source: Banco de México.

Over the past five years, Banco de México’s international reserves generally demonstrated a stable trend. At December 31, 2018, Banco de México’s international reserves had increased U.S.$1,807 million from the amount at December 31, 2017, and Banco de México’s net international assets had increased U.S.$617 million from the amount at December 31, 2017. The changes in Banco de México’s international reserves and net international assets are primarily attributable to exchange rate volatility.

Foreign Investment in Mexico

Mexico competes for foreign investment with many other countries, including China and nations in Eastern and Central Europe. The Government believes that it will be able to maintain continued access to foreign investment because of the increased competitiveness and productivity of Mexico’s economy.

Foreign Investment Policy

Mexico’s Ley de Inversión Extranjera (Foreign Investment Law) establishes a legal framework designed to encourage foreign investment in Mexico and to place certain limited restrictions on foreign investment in Mexico. For example, the Foreign Investment Law permits foreign investors to own 100% of a Mexican company’s capital stock if certain conditions are satisfied. The Foreign Investment Law also details which economic activities are reserved exclusively for the Government or for Mexican investors. It also delineates certain activities in which foreign investment may not exceed either 10%, 25%, 30% or 49% of the total investment without the approval of the Foreign Investment Commission.

In addition, the Foreign Investment Law allows foreign investors to purchase securities, known as ordinary participation certificates, that are based on equity securities issued by Mexican companies and traded on the Mexican Stock Exchange that would otherwise be restricted to Mexican investors, provided that certain conditions are satisfied. With the authorization of the Ministry of Economy, Mexican banks may establish investment trusts, with the banks acting as trustees to purchase these restricted equity securities on behalf of foreign investors. These trusts, in turn, issue ordinary participation certificates, which only grant economic rights to their holders, that may be acquired by foreign investors. Any and all voting rights are exercisable only by the trustee.

Foreign Direct Investment in Mexico

From 2012 to 2018, total accumulated foreign direct investment in Mexico, excluding any foreign direct investment not registered with Mexico’s Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry), totaled approximately U.S.$160.0 billion.

The following table sets forth foreign direct investment in Mexico by sector for 2018.

Table No. 56 – Foreign Direct Investment by Sector

Percentage
Agriculture, Livestock, Fishing and Forestry	0.1%
Business Support Services	0.2%
Commerce	8.9%
Construction	3.6%
Educational Services	0.2%
Electricity and Water	13.5%
Financial Services	7.9%
Health Services	0.0%
Manufacturing	49.1%
Mass Media	3.7%
Mining	4.4%
Other Services	0.1%
Professional Services	0.4%
Real Estate and Rental Services	0.9%
Recreational Services	0.0%
Temporary Accommodations	2.6%
Transportation	4.2%

Source: Ministry of Economy.

According to preliminary figures, during 2018, foreign direct investment, including investment in real assets such as land, buildings or plants in Mexico, decreased by 9.8% and inflows from foreign portfolio investment, such as purchases of Mexico-based stocks, bonds, commodities or money market instruments, including securities placed abroad, decreased by 18.8%, as compared to 2017.

The following table presents foreign direct investment in Mexico, as contained in the National Foreign Investment Registry by country of origin, and the cumulative totals from January 1, 2014 through December 31, 2018.

Table No. 57 – Foreign Direct Investment(1)

	Foreign Direct Investment in 2018(2)			Cumulative Total 2014-2018(2)
	(in millions of dollars, except percentages)
United States	U.S.$	12,273.7	38.8%	U.S.$	67,622.3	42.3%
Canada		3,182.4	10.1%		12,476.4	7.8%
Spain		4,127.1	13.1%		19,567.2	12.2%
Germany		2,604.4	8.2%		11,223.1	7.0%
Japan		2,123.0	6.7%		11,010.5	6.9%
France		461.4	1.5%		3,647.7	2.3%
United Kingdom		662.4	2.1%		2,240.1	1.4%
Brazil		93.9	0.3%		2,646.1	1.7%
Switzerland		556.6	1.8%		1,783.1	1.1%
Luxembourg		39.2	0.1%		36.9	0.0%
Others		5,446.7	17.2%		27,651.9	17.3%

Total	U.S.$	31,604.3	100.0%	U.S.$	160,015.1	100.0%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Excludes foreign direct investment that has not been registered with the National Foreign Investment Registry.

Source: National Foreign Investment Commission.

Memberships in International Institutions

Mexico is currently a member of the following international institutions: the Caribbean Development Bank, the Central American Bank of Economic Integration, the EBRD, the Global Environmental Facility, the IADB, the IMF, the Andean Development Corporation, the North American Development Bank, the Special Development Fund, the International Fund for Agricultural Development and the World Bank (including the International Development Association and the International Finance Corporation).

PUBLIC FINANCE

General

Mexico’s annual budget (the Budget) includes revenues and expenditures of the Government, its ministries and the budget-controlled agencies. The Budget jointly comprises the Revenue Law and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal (Federal Expenditure Budget, or the Expenditure Budget).

Budget Process

The preparation of the Budget requires the participation and coordination of all Government ministries and agencies. The Ministry of Finance and Public Credit prepares the bill for the Revenue Law each fiscal year, which sets forth the revenues projected to be received by: (1) the Government; and (2) certain of its agencies and state-owned enterprises whose budgets require specific legislative approval during the succeeding fiscal year (budget-controlled agencies). In addition, the various ministries prepare expenditure estimates for their own operations and for all of the budget-controlled agencies under their jurisdiction, using the policy orientation and program guidelines established by the Ministry of Finance and Public Credit. Subsequently, the Ministry of Finance and Public Credit reviews these expenditure requests and prepares the expenditure bill for both the Government and the budget-controlled agencies.

The revenue bill must be presented and passed by both houses of Congress. Upon passage by both houses of Congress, the revenue bill becomes the Revenue Law, which provides ministries and budget-controlled agencies with the requisite authority for collecting taxes and other revenues, as well as for entering into financing arrangements.

In contrast, the bill for the Expenditure Budget only requires the approval of the Chamber of Deputies under the Constitution. Upon passage by the Chamber of Deputies, the expenditure bill becomes the Expenditure Budget, which authorizes ministries and budget-controlled agencies to incur expenses during the relevant fiscal year. In addition, the Chamber of Deputies must, through its Auditoría Superior de la Federación (Senior Audit Office), annually review the Cuenta Pública (Public Account), which sets forth the expenditures made by ministries and budget-controlled agencies during the previous fiscal year. Under the Constitution, expenditures may only be made by ministries or budget-controlled agencies if the expenditures are included in the Expenditure Budget or approved under a law subsequently passed by Congress.

Treatment of Public Sector Agencies and Enterprises

The information included in the Budget regarding the overall public sector revenues and expenditures is prepared on a consolidated basis and includes not only the revenues and expenditures of the Government, its ministries and the budget-controlled agencies but also that of other public sector agencies and state-owned enterprises whose budgets are not subject to legislative approval (administratively-controlled agencies). Administratively-controlled agencies’ budgets are subject to Government review and, as with the budget-controlled agencies, the Ministry of Finance and Public Credit must approve all of their external financings.

Methods for Reporting Fiscal Balance

Fiscal balance measures a government’s total revenues minus government spending. Mexico reports its fiscal balance using separate methods to calculate: (1) Public Sector Borrowing Requirements; and (2) Public Sector Balance.

Mexico calculates Public Sector Borrowing Requirements by subtracting income from those expenses that are distinct from net acquisitions of financial assets and liabilities. This method is used to evaluate fiscal year development and is presented in primary terms, excluding the financial cost of the public sector. This formula covers the federal public sector but excludes Banco de México. During inflationary periods, the formula can be corrected by using the inflationary debt component to evaluate inflation’s impact on the economy.

Public Sector Balance is calculated by subtracting consolidated revenues from those public sector expenditures that are not financial expenditures. Like the Public Sector Borrowing Requirements method, this method is also an indicator to evaluate fiscal year development and is presented in primary terms, excluding the financial cost of the public sector. However, this formula only covers the non-financial public sector. Like with the Public Sector Borrowing Requirements method, during inflationary periods, the formula can be corrected by using the inflationary debt component to evaluate the impact of inflation on the economy.

The following charts set forth, pursuant to the principal reporting methods described above, Mexico’s public sector borrowing requirements and the performance of Mexico’s public sector balance as a percentage of GDP for the years indicated. Figures presented in the following tables and throughout this section have been calculated using GDP figures based on constant 2013 pesos.

Table No. 58 - Public Sector Balance

Source: Ministry of Finance and Public Credit.

Table No. 59 - Public Sector Borrowing Requirements

Source: Ministry of Finance and Public Credit.

Fiscal Policy

The Government’s economic stabilization strategy is focused on the efficient allocation of public expenditures and on increasing revenues in order to reduce the poverty rate and increase employment and the rate of economic growth. In order to better promote economic growth and employment opportunities, the Government’s principal fiscal policy objectives are to reduce the barriers and risks associated with investments in Mexico, improve the ability of Mexican businesses to compete in the global markets and reduce the cost of goods and services for consumers.

To achieve these objectives, the Government has a multi-faceted plan, which includes simplifying the administration of the Mexican tax system and facilitating the consistent application of the various tax laws. The Government works to improve the efficiency of the public sector through enhanced coordination among government entities and increased transparency in public spending, thereby permitting increased spending on both social development and infrastructure. The Government plans to continue to develop the Mexican equity and debt markets and to consolidate macroeconomic stability through fiscal discipline, the effective use of petroleum resources and the use of transparent and efficient budgetary procedures. The Government also plans to make certain changes to improve the pension system for public sector workers. Finally, it seeks to improve the regulation (or pursue deregulation) of various sectors of the economy, as appropriate, and to institute trade liberalization policies, while promoting public policy and the rule of law.

The Programa Nacional de Financiamiento del Desarrollo 2013-2018 (National Program to Finance Development 2013-2018, or PRONAFIDE) establishes the Government’s fiscal policy goals, which include securing sufficient fiscal resources to strengthen social infrastructure and productivity. To this end, PRONAFIDE outlines several specific objectives, including the promotion of economic development and macroeconomic stability on a federal and state level, as well as the improvement of the financial system, to generate additional resources and to transform the financial system into a simpler, more progressive and more transparent system through spending efficiency and the facilitation of access to financial services.

Article 19 Bis of the Federal Law of Budget and Fiscal Accountability sets forth the Government’s obligation to use Banco de México’s operational surplus as follows: (1) not less than 70% to pre-pay previously assumed public debt or to reduce the current year’s financing needs; and (2) the remainder, to strengthen the Budget Income Stabilization Fund or to acquire assets to improve the Government’s financial position.

On March 30, 2017, the Financial Stability Board (FSB) published its analysis of the recent evolution of the external and internal environment and reviewed Mexican economic policy and risks in the Mexican financial system. The FSB stated that it would continue to prioritize fiscal discipline and monetary stability, and noted the advantages of diversifying the Mexican public debt portfolio by tenor, currency and sources of funding. The FSB also highlighted the importance of maintaining a dialogue with the United States government following the November 2016 U.S. elections.

On March 15, 2018, the FSB again published its analysis of the recent evolution of the external and internal environment and reviewed Mexican economic policy and risks in the Mexican financial system. In a context of inflation, more restrictive financial conditions in emerging economies, the renegotiation of NAFTA and the July 2018 Mexican elections, the FSB projected that the Mexican economy and financial system will likely continue to face a complex internal and external environment. The FSB highlighted that the Mexican economy has continued to show resilience in this complex environment given the strength of its macroeconomic foundations and structural reforms and recent policy actions taken, including structural reforms, fiscal consolidation and a monetary policy focused on ensuring price stability. For information on a more recent FSB review of the Mexican economy, please see “Recent Developments—Public Finance—Fiscal Policy.”

The current fiscal policy of the Government is focused on fiscal and financial discipline, austerity in spending, not increasing taxes or creating new ones and curbing tax evasion. As for public debt management, the Government plans to maintain a robust and diversified portfolio of liabilities, with a preference for fixed-rate, long-term domestic debt.

The Budget

2018 Budget

Mexico’s 2018 Budget consists of the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2018 (Federal Revenue Law for 2018, or the 2018 Revenue Law) and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2018 (Federal Expenditure Budget for 2018, or the 2018 Expenditure Budget).

The 2018 Revenue Law contemplated Ps. 5.3 billion in revenues for the consolidated public sector, and the 2018 Expenditure Budget provided for a total of Ps. 5.3 billion in expenditures.

The revenues and expenditures for the consolidated public sector in 2018 were Ps. 5.1 billion and Ps. 5.6 billion, respectively.

In 2018, the executive branch, acting through the Ministry of Finance and Public Credit, did not approve any additional expenditures above those adopted by the 2018 Expenditure Budget pursuant to its authority under the Federal Law for Budget and Fiscal Accountability. The difference between actual expenditures for 2018 and expenditures contemplated by the 2018 Expenditure Budget was Ps. 309.7 billion, or 5.9% higher than estimated expenditures contemplated by the 2018 Expenditure Budget. The excess expenditures were covered by surplus revenues of Ps. 336.8 billion, so the net expenditures for 2018 were consistent with the 2018 Budget.

2019 Budget

On December 15, 2018, the Ministry of Finance and Public Credit submitted to Congress (i) the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2019 (Federal Revenue Law for 2019, or the 2019 Revenue Law) and (ii) the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2019 (Federal Expenditure Budget for 2019, or the 2019 Expenditure Budget, and together with the 2019 Revenue Law, the 2019 Budget). The 2019 Revenue Law was approved by the Chamber of Deputies on December 18, 2018, and by the Senate on December 20, 2018 and was published in the Official Gazette on December 28, 2018. The 2019 Expenditure Budget was approved by the Chamber of Deputies on December 23, 2018 and was published in the Official Gazette on December 28, 2018.

The 2019 Budget provides for a public sector budget balance of 0.0% of GDP, excluding investment in projects of high economic and social impact, and a public sector budget deficit of 2.0% of GDP, including investment in projects of high economic and social impact. The 2019 Revenue Law contemplates public sector budgetary revenues totaling Ps. 5.3 billion, a 7.2% increase in real terms as compared to public sector budgetary revenues estimated for the 2018 Revenue Law. The 2019 Revenue Law estimates are based on an estimated volume of oil exports of 1.0 million barrels per day. Oil revenues are estimated at Ps. 1,045.0 billion in nominal pesos, a 14.8% increase in real terms as compared to the amount for the 2018 Revenue Law. In addition, approved non-oil revenues are Ps. 4,253.2 billion, a 5.5% increase as compared to the amount for the 2018 Revenue Law. Finally, projected non-oil tax revenues also increased by 8.3% in real terms as compared to the amount approved for the 2018 Revenue Law.

The 2019 Expenditure Budget provides for a total of Ps. 5,373.5 billion in expenditures (excluding estimated physical investment expenditures by PEMEX totaling Ps. 464.6 billion), a 6.9% increase in real terms as compared to the amount approved in the 2018 Expenditure Budget. Selected estimated budget expenditures are set forth in the table below.

Table No. 60 – Selected Budgetary Expenditures; 2019 Expenditure Budget

	2014 Actual	2015 Actual	2016 Actual	2017 Actual	2018 Actual(1)	2019 Budget(2)
	(in billions of nominal pesos)
Health	114.3	121.2	121.8	121.8	122.6	124.3
Education	308.7	323.1	301.5	267.7	281.0	308.0
Housing and community development	25.8	29.2	26.0	16.0	16.8	18.8
Government debt servicing	291.8	322.2	370.1	416.3	473.1	543.0
CFE and Pemex debt servicing	54.1	86.1	102.9	120.4	136.2	154.8

(1)	Preliminary figures.
(2)

2018 Budget and 2019 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2018 and 2019, respectively. These figures do not reflect actual results or updated estimates of Mexico’s economic results for either year.

Source: Ministry of Finance and Public Credit.

If certain conditions are met, the Federal Law for Budget and Fiscal Accountability authorizes the executive branch, acting through the Ministry of Finance and Public Credit, to approve additional expenditures in excess of those adopted by the 2019 Expenditure Budget. Those expenditures could be approved if the budgetary balance is not negatively affected and if they would not increase the budgetary deficit.

The 2019 Budget authorizes the Government to incur net domestic debt in the amount of Ps. 490.0 billion in nominal pesos, or 2.6% of GDP. The 2019 Budget also authorizes the Government to incur an additional U.S.$5.4 billion in external indebtedness, which includes financing from international financial organizations.

The table below sets forth the budgetary results for 2014-2018. It also sets forth certain assumptions and targets from Mexico’s 2019 Budget.

Table No. 61 – Budgetary Results; 2019 Budget Assumptions and Targets

	2014 Actual	2015 Actual	2016 Actual	2017 Actual	2018 Actual (1)	2019 Budget(2)
Real GDP growth (%)	2.8%	3.3%	2.9%	2.1%	2.0%	1.5-2.5%
Increase in the national consumer price index (%)	4.1%	2.1%	3.4%	6.8%	4.8%	3.4%
Average export price of Mexican oil mix (U.S.$/barrel)	U.S.$85.48	U.S.$43.12	U.S.$35.65	U.S.$46.79(3)	U.S.$61.34(3)	U.S.$55.00(3)
Average exchange rate (Ps./$1.00)	13.3	15.9	18.7	18.9	19.2	20.0
Average rate on 28-day Cetes (%)	3.0%	3.0%	4.2%	6.7%	7.6%	8.3%
Public sector balance as % of GDP(4)	(3.1)%	(3.4)%	(2.5)%	(1.1)%	(2.1)%	0.0%
Primary balance as % of GDP(4)	(1.1)%	(1.2)%	(0.1)%	1.4%	0.6%	1.0%
Current account deficit as % of GDP	(1.9)%	(2.6)%	(2.3)%	(1.8)%	(1.8)%	(2.2)%

(1)	Preliminary figures.
(2)

2019 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2019 and in the Economic Program for 2018. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2019 economic results.

(3)

The Government entered into hedging agreements to protect against the effects of a potential change in oil prices with respect to the level that was assumed in the 2019 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2019 Budget.

(4)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the ISSSTE Law and the recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “Public Finance—Revenues and Expenditures—General.”

Source: Ministry of Finance and Public Credit.

For more information on inflation, see “Financial System—Monetary Policy, Inflation and Interest Rates.”

Revenues and Expenditures

General

The following table sets forth revenues and expenditures, as well as total borrowing requirements for the consolidated public sector in constant 2013 pesos for the fiscal years 2014-2018. It also sets forth the assumptions and targets underlying Mexico’s 2019 Budget.

Table No. 62 – Selected Public Finance Indicators

	2014 Actual(1)		2015 Actual(1)		2016 Actual(1)		2017 Actual(1)		2018 Actual(1)		2019 Budget(2)
	Ps.	% of GDP(1)	Ps.	% of GDP(1)	Ps.	% of GDP(1)	Ps.	% of GDP(1)	Ps.	% of GDP(1)	Ps.
Budgetary revenues	3,983.1	22.8%	4,267.0	23.0%	4,845.5	24.1%	4,947.6	22.6%	5,115.1	23.4%	5,298.2
Federal Government	2.888.1	16.5	3,180.1	17.1	3,571.3	17.8	3,838.1	17.5	3,871.6	17.7	3,952.4
Public enterprises and agencies	1,095.0	6.3	1,086.9	5.9	1,274.2	6.3	1,109.5	5.1	1,243.5	5.7	1,345.8
Budgetary expenditures	4,528.0	25.9	4,892.9	26.4	5,347.8	26.6	5,182.6	23.7	5,589.4	25.5	5,802.0
Budgetary primary expenditures (excluding interest payments)	4,182.1	23.9	4,484.6	24.2	4,874.7	24.2	4,649.5	21.2	4,974.3	22.7	5,053.0
Programmable	3,577.8	20.5	3,826.6	20.6	4,159.3	20.7	3,857.1	17.6	4,064.7	18.6	4,111.4
Non-programmable	604.3	3.5	658.0	3.5	715.4	3.6	792.4	3.6	909.6	4.2	941.6
Interest payments (budgetary sector)	346.0	2.0	408.3	2.2	473.0	2.4	533.1	2.4	615.0	2.8	749.1
Budgetary primary balance (1-2(a))	(199.0)	(1.1)	(217.6)	(1.2)	(29.2)	(0.1)	298.1	1.4	140.8	0.6	245.2
Non-budgetary primary balance	7.2	0.0	(0.9)	0.0	4.2	0.0	6.7	0.0	0.6	0.0	0.5
Total interest payments (budgetary and non-budgetary)	346.3	2.0	408.4	2.2	473.2	2.4	533.3	2.4	615.3	2.8	749.6
Statistical discrepancy	(4.9)	(0.0)	(10.7)	(0.1)	(5.6)	0.0	(9.9)	0.0	(23.0)	(0.1)	0.0
Public sector balance (on a cash basis)	(543.1)	(3.1)	(637.7)	(3.4)	(503.8)	(2.5)	(238.5)	(1.1)	(496.9)	(2.3)	(503.8)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

2019 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2019 and in the Economic Program for 2019. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2019 economic results. Budgetary estimates were converted into constant pesos using the GDP deflator for 2019 estimated as of December 2018.

(3)	Constant pesos with purchasing power as of December 31, 2013.

Source: Ministry of Finance and Public Credit.

Revenues

Budgetary Revenues

Public sector budgetary revenues have decreased as a percentage of GDP over the past five years, from 22.8% of GDP in 2014 to 21.8% of GDP in 2018. Public sector budgetary revenues have increased by 3.4% in nominal terms during 2018, as compared to 2017.

According to preliminary figures, public sector budgetary revenues increased by 3.4% in nominal terms during 2018, as compared to 2017. Crude oil revenues increased by 18.3% while the average export price of Mexican oil mix increased by 31.1%. Non-oil tax revenues increased by 7.3% and non-oil, non-tax revenues decreased by 51%. Non-tax PEMEX revenues, as a percentage of total public sector budgetary revenues, increased by 0.7% to 8.5%, as compared to 2017. The following table presents the composition of public sector budgetary revenues for the fiscal years 2014 through 2018 in current pesos.

Table No. 63 – Public Sector Budgetary Revenues

	2014	2015	2016	2017	2018	2019 Budget(1)
	(in billions of pesos)(2)
Budgetary revenues	3,983.1	4,267.0	4,845.5	4,947.6	5,115.1	5,298.2
Federal Government	2,888.1	3,180.1	3,571.3	3,838.1	3,871.6	3,952.4
Taxes	1,807.8	2,366.5	2,716.2	2,849.5	3,062.3	3,311.4
Income tax	959.8	1,222.5	1,420.7	1,565.9	1,664.2	1,751.8
Value-added tax	667.1	707.2	791.7	816.0	922.2	995.2
Excise taxes	111.6	354.3	411.4	367.8	347.4	437.9
Import duties	33.9	44.1	50.6	52.3	65.5	70.3
Export duties	0.0	0.0	0.0	0.0	0.0	—
Luxury goods and services	0.0	0.0	0.0	0.0	0.0	0.0
Other	35.3	34.6	41.9	43.1	57.4	51.7
Non-tax revenue	1,080.2	813.6	855.1	988.5	809.3	641.0
Fees and tolls	825.4	58.6	55.6	61.3	64.3	46.3
Transfers from the Mexican Petroleum Fund for Stabilization and Development(3)	—	398.8	307.9	442.9	541.7	520.7
Rents, interest and proceeds of assets sales	0.0	0.0	0.0	0.0	0.0	0.0
Fines and surcharges	249.3	350.7	483.8	476.5	193.4	67.2
Other	5.6	5.5	7.8	7.9	9.9	6.8
Public enterprises and agencies	1,095.0	1,086.9	1,274.2	1,109.5	1,243.5	1,345.8
PEMEX	440.7	429.0	481.0	389.8	436.6	524.3
Others	654.2	657.9	793.2	719.7	806.9	821.5

Note: Numbers may not total due to rounding.

(1)

2019 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2019 and in the Economic Program for 2018. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2019 economic results. Budgetary estimates for 2018 were converted into constant pesos using the GDP deflator for 2018, estimated as of December 2018.

(2)	Current pesos.
(3)	No data available prior to 2015. The Mexican Petroleum Fund for Stabilization and Development was created pursuant to the 2013 energy reform.

Source: Ministry of Finance and Public Credit.

In accordance with the Government’s policy of securing oil revenues against reductions in the average price of the Mexican oil mix export, on January 10, 2019, the Ministry of Finance and Public Credit announced its Oil Price Hedge Program for 2019. The program, which includes the purchase of put options at certain prices and additional coverage from the Fondo de Estabilización de los Ingresos Presupuestarios (Budgetary Revenues Stabilization Fund, or FEIP), covers a price of U.S.$55 dollars per barrel. These measures were aimed at ensuring Mexico’s macroeconomic stability and protecting public finances against adverse changes in the international economic environment.

Taxation and Tax Revenues

Mexico’s federal tax structure includes both direct taxation, mostly in the form of income taxes, and indirect taxation, mostly in the form of an Impuesto al Valor Agregado (value-added tax, or VAT) and excise taxes, such as the Impuesto Especial de Productos y Servicios (Special Tax on Production and Services, or IEPS). Mexico’s VAT is imposed at two fixed rates: 8% in the Northern Border Free Trade Zone and 16% for the rest of the country. The VAT is passed through the manufacturing and distribution chain and is passed along as part of the purchase price to the consumer.

Income is taxed at both the individual and corporate level. The individual income tax is levied at progressive rates. Individual income tax is assessed in relation to annual income. According to the Ley del Impuesto Sobre la Renta (Income Tax Law), there are eleven tax brackets. The four highest brackets for individual income tax are: (1) a 30% tax rate applies to individuals with annual incomes up to Ps. 750,000; (2) a 32% tax rate applies to individuals with annual incomes between Ps. 750,000 and Ps. 1.0 million; (3) a 34% tax rate applies to individuals with annual incomes between Ps. 1.0 million and Ps. 3.0 million; and (4) a 35% tax rate applies to individuals with annual incomes of more than Ps. 3.0 million. The corporate income tax for 2014 was 30% pursuant to Article 9 of the Income Tax Law.

Mexico also imposes withholding taxes for certain qualified interest payments. Withholding taxes from interest payments made by Mexican companies to non-residents of Mexico are generally imposed at a rate of 30%. Withholding taxes on interest payments made to a foreign financial institution are imposed at a rate of 4.9%, provided the financial institution is a resident of a country that is party to a bilateral tax treaty with Mexico for the avoidance of double taxation, among other requirements. If those requirements are not met by a financial institution, the applicable withholding rate is 10%. A 15% withholding rate is imposed on the interest portion of payments made on financial leases.

Each of the states in Mexico also applies a tax on salaries that ranges from 1% to 3%. In addition, employers must contribute an amount equivalent to 5% of payroll to a housing fund and 2% of payroll to an employee retirement fund. A transfer tax applies to the transfer of real estate at rates that range among states between 2% and 5% of the value of the property.

In order to coordinate the taxation of multinational companies to avoid double taxation and to provide greater legal certainty to taxpayers, the Servicio de Administración Tributaria (Tax Administration Service, or SAT) and the IRS have an agreed-upon standard methodology for assessing income tax transfer prices in the maquila industry. Companies wishing to take advantage of this standard transfer price assessment methodology must opt in.

A decree of January 18, 2017 grants tax incentives to encourage the repatriation of capital held abroad for a period of six months. During the six month period, approximately Ps. 58 billion was transferred into Mexico. On July 17, 2017, a decree was published in the Official Gazette of the Federation providing for a three-month extension of this program.

For nearly three decades, Mexico has negotiated bilateral tax treaties with over ninety-two countries to avoid double taxation. Mexico is a signatory of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting of 2016. The Convention’s member states agreed to modify their existing double taxation agreements to allow for the rapid implementation of the tax treaty measures developed as part of the Base Erosion and Profit Shifting Project, a framework covering over 100 countries and jurisdictions that aims to curb tax planning strategies that take advantage of gaps in tax rules. On November 23, 2018, the signed Convention was sent to the Senate for analysis and approval.

On October 14, 2017, the parties of the Pacific Alliance signed the Convention to Approve the Tax Treatment provided for in the Agreements to Avoid Double Taxation (the Double Taxation Convention). The Double Taxation Convention aims to encourage investors to participate in the capital markets of the region and provide access to more investment alternatives. Because pension funds are recognized as residents by the Double Taxation Convention, they will be covered under existing bilateral agreements to avoid double taxation. The Double Taxation Convention also establishes a cap of 10% on the income tax applicable to any capital gains generated by investments of such pension funds in any of the jurisdictions that make up the Pacific Alliance. On April 26, 2018 the Senate approved the Convention and on June 22, 2018, it was published in the Official Gazette.

During 2018, Mexico also published agreements to avoid double taxation and prevent tax evasion with Jamaica, the Kingdom of Saudi Arabia and the Republic of the Philippines, which were published in the Official Gazette on February 23, 2018, February 26, 2018 and April 18, 2018, respectively.

On November 30, 2017, price controls on gasoline and diesel were liberalized to allow prices to be determined in accordance with market forces, and the Ministry of Finance and Public Credit stopped publishing daily maximum fuel prices, which it had published since February 18, 2017. For the rest of 2017 and for 2018, the IEPS continued to mitigate the variation in reference fuel prices and the exchange rate through a weekly stimulus. To this end, on November 29, 2017 and December 28, 2018 the Ministry of Finance published adaptations to the methodology to calculate the stimulus offered through the IEPS to achieve consistency with the prices released. These adaptations do not change the calculation mechanics of the weekly stimulus to the IEPS.

A presidential decree was published on December 28, 2018, that aimed to extend through 2019 the validity of both the general stimulus and the stimulus on the northern border for taxpayers importing and dispensing gasoline, diesel and non-fossil fuels, and for permit holders allowed by the Energy Regulatory Commission to sell petroleum to the public in service stations located in the border strip along the U.S.-Mexico border. The stimulus to the northern border has allowed partial harmonization of petroleum prices in that area with those of neighboring cities in the United States.

The SAT reported that tax revenues for 2018 amounted to Ps. 3,062.3 billion, falling short of the amount contemplated in the 2018 Revenue Law by Ps. 522.6 billion, or 14.6%.

The following graphs illustrate the composition of tax revenues in 2014 and in 2018.

Table No. 64 - Composition of Tax Revenues 2014 vs. 2018

Source: Ministry of Finance and Public Credit.

Local governments are permitted to impose taxes on lodging services and ownership of vehicles (in addition to the federal taxes on the first item). Moreover, local governments are able to require retail commercial establishments that sell alcoholic beverages to purchase local licenses. Finally, a percentage of excise tax collections is directly allocated to the states.

Expenditures

According to preliminary figures, budgetary expenditures during 2018 increased as follows, each in nominal terms and as compared to 2017: (1) net public sector budgetary expenditures increased by 7.8%; (2) net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) increased by 5.8%; (3) net paid programmable budgetary expenditures increased by 5.4%; (4) net paid non-programmable budgetary expenditures increased by 15.0%; (5) the financial cost of public sector debt increased by 15.4%; and (6) public sector expenditures on economic and social development increased by 12.1% and 6.9%, respectively.

The following table shows the composition of public sector budgetary expenditures for the fiscal years 2014-2018, as well as the projected expenditures set forth in the 2019 Budget. This table also includes the budgetary expenditures of various public agencies such as PEMEX, CFE, IMSS and ISSSTE.

Table No. 65 – Public Sector Budgetary Expenditures

	2014	2015	2016	2017	2018(1)	2019 Budget(1)(2)
	(in billions of current pesos)
Budgetary expenditures	4,528.0	4,892.9	5,347.8	5,177.6	5,589.4	5,802.0
Current expenditures	3,632.3	3,956.9	4,165.8	4,384.8	4,866.1	5,122.4
Salaries	633.6	679.7	704.6	744.7	801.1	839.2
Federal Government	245.4	267.4	275.5	302.2	327.2	343.7
Public agencies	388.3	412.3	429.1	442.6	473.9	495.5
PEMEX	122.9	132.3	135.3	136.6	148.6	154.4
CFE	79.4	84.2	87.8	90.0	95.9	99.2
IMSS	152.2	160.6	168.3	177.1	186.4	199.2
ISSSTE	33.8	35.2	37.6	38.8	43.0	42.6
Interest	346.0	408.3	473.0	533.4	615.0	749.1
Federal Government	291.8	322.2	370.1	409.9	467.1	594.3
Public agencies	54.1	86.1	102.9	123.5	147.9	154.8
PEMEX	42.7	72.6	86.9	101.3	122.1	125.1
CFE	11.5	13.5	16.0	22.2	25.9	29.6
IMSS	0.0	0.0	0.0	0.0	0.0	0.0
ISSSTE	0.0	0.0	0.0	0.0	0.0	0.0
Current transfers, net	1,109.5	1,190.0	1,220.9	1,163.2	1,199.5	1,301.7
Total	1,514.3	1,636.1	1,741.5	1,765.7	1,886.9	2,012.7
To public sector	404.8	446.1	520.7	602.4	687.5	711.0
States’ revenue sharing	584.9	629.1	693.8	772.4	844.0	919.8
Acquisitions	239.8	230.3	240.8	302.0	365.5	319.9
Federal Government	19.9	23.6	23.9	23.7	27.2	21.4
Public agencies	219.8	206.8	216.9	278.3	338.3	298.5
PEMEX	7.9	8.1	7.4	6.2	5.8	3.1
CFE	151.5	131.1	142.9	201.4	258.1	214.2
IMSS	48.0	52.1	52.2	55.1	59.7	64.1
ISSSTE	12.4	15.5	14.3	15.5	14.7	17.1
Other current expenditures	718.5	819.5	832.7	875.4	1,040.9	992.8
Federal Government	194.7	230.7	203.1	199.0	272.8	167.3
Public agencies	523.9	588.8	629.6	676.4	768.1	825.6
PEMEX	45.1	59.6	56.2	46.5	40.7	34.0
CFE	45.2	49.6	50.7	45.8	70.5	58.8
IMSS	277.7	305.7	330.7	374.4	426.4	470.7
ISSSTE	156.0	173.8	192.0	209.7	230.5	262.1
Capital expenditures	895.7	936.0	1,182.0	791.6	723.2	715.6
Federal Government	495.7	591.3	844.3	562.6	509.3	365.8
Public agencies	400.0	344.7	337.7	229.0	213.9	349.8
PEMEX	356.9	303.4	296.8	193.2	181.3	273.1
CFE	40.3	36.9	35.9	31.9	21.8	62.5
IMSS	2.5	3.1	5.1	5.5	9.7	12.6
ISSSTE	0.4	1.3	0.0	(1.6)	1.3	1.6
Payments due in previous years	—	—	—	—	0.0	(36.0)

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

2019 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2019 and in the Economic Program for 2019. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2019 economic results. Budgetary estimates were converted into constant pesos using the GDP deflator for 2019 estimated as of December 2018.

Source: Ministry of Finance and Public Credit.

During 2018, spending on social development programs, such as education, public health and social security, reached a total of Ps. 2,430.8 billion (accounting for 59.8% of total programmable expenditures) while spending on economic development reached a total of Ps. 1,202.4 billion (accounting for 29.6% of total programmable expenditures). According to preliminary figures, expenditures for agriculture, forests, fishing and hunting totaled Ps. 78.5 billion in nominal pesos, as compared to Ps. 71.1 billion in 2017. Expenditures for residential and community development totaled Ps. 226.8 billion in nominal pesos, as compared to Ps. 204.3 billion in 2017.

The Government has created several stabilization funds that aim to reduce the volatility in its revenues. As of December 31, 2018, the Budgetary Revenues Stabilization Fund totaled Ps. 38.0 billion, the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 13.7 billion while the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (Infrastructure Investment Stabilization Fund of Petróleos Mexicanos) and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) did not have any remaining funds.

From 2013 to 2018, Mexico’s expenditures devoted to servicing government debt, in nominal terms denominated in pesos, have increased by 95.5%, an average of 11.8% per year. This increase was principally due to an increase in interest rates. In particular, from 2017 to 2018, Mexico’s expenditures devoted to servicing government debt increased by 15.4% to Ps. 615 billion, primarily as a result of increases in interest rates.

Health and Labor, Education and Other Social Welfare Expenditures

The Government administers the majority of the country’s social service and welfare programs. The Government directly funds social service programs, primarily from current revenues, and also transfers funds to social service agencies with separate sources of income. According to preliminary figures, the principal social welfare expenditures of the Government in 2018 were used on health, social security and education.

Health	and Labor

The Government spent Ps. 564.4 billion in nominal pesos (or 13.9% of programmable expenditures) in the health and labor sector in 2018. The principal social security institutions are the IMSS, the ISSSTE and the Lotería Nacional para la Asistencia Pública (National Lottery for Public Assistance). Programs provided by these entities include medical and hospital-related services, health and maternity insurance and preventive health services. The Government coordinates the activities of various public agencies and organizes a national system of health services in order to provide these services to a larger portion of the population.

Education

The Government devotes a significant share of its resources to education and vocational training. In 2018, the Government spent Ps. 712.1 billion in nominal pesos (or 17.5% of programmable expenditures) on education. The Government’s immediate spending goals include providing elementary and secondary education to all Mexican children and providing increased technical training tailored to the changing demands of the Mexican economy. According to the UNESCO Institute for Statistics, published by the World Bank, approximately 95.4% of the Mexican population that is fifteen years of age or older was literate in 2018.

The structure of the Mexican educational system is based on the concept of “educational federalism,” with the underlying premise that the federal and local governments share responsibility over education.

A constitutional reform of education went into effect on February 27, 2013. This reform is intended to improve the public educational system of Mexico and provides federal funding for extended learning hours and the improvement of school-related infrastructure. For more information about this reform, see “The Economy—Principal Sectors of the Economy—Education.”

Other

The Government established INFONAVIT in 1972 in order to both improve living conditions for Mexico’s low-income population and provide access to property and housing loans. INFONAVIT is supported by contributions from all Mexican employers, which correspond to approximately 5% of all paid salaries. In 2018, INFONAVIT granted approximately 538,517 loans for the funding of housing purchases, construction and repairs, as compared to the approximately 533,792 loans provided in 2017. For further information regarding INFONAVIT, see “The Economy—Employment and Labor—Pension and Housing Funds—INFONAVIT.”

Government Agencies and Enterprises

The following table shows, for each principal Governmental agency or enterprise outside of the financial sector, its principal business, its percentage of Government ownership, its size (based on total assets at its latest fiscal year end) and its net contribution or expense to the public sector primary balance. The Government has not guaranteed any outstanding indebtedness of these entities.

Table No. 66 – Principal Government Agencies, Productive State-Owned Companies and Enterprises at December 31, 2018(1)

Agency/Enterprise	Principal Business	% of Government Ownership	Total Assets		Contribution or Expense to Primary Balance(2)

PEMEX	Production, refining and distribution of crude oil and derivatives	100.0%	U.S.$	105,601.6	U.S.$	9,888.9
CFE	Production and sale of electricity	100.0		84,408.3		2,240.3
Federal Roads and Bridges(3)	Administration of toll highways	100.0		225.4		14.2	(1)
Airports and Auxiliary Services(3)	Airport services	100.0		819.2		(0.8)

(1)

Financial data is calculated herein in accordance with Mexican financial reporting standards applicable to public sector entities, which differ in material respects from U.S. GAAP and IFRS. Accordingly, data may not be comparable with financial data calculated in accordance with Mexican financial reporting standards presented elsewhere herein.

(2)	Surplus after Government transfers, less interest payments.
(3)	Primary surplus before transfers to the Treasury of the Federation.

Source: Ministry of Finance and Public Credit.

PUBLIC DEBT

General

All of Mexico’s public debt borrowings are authorized or contracted pursuant to the Ley Federal de Deuda Pública (Federal Law of Public Debt) or other specific laws, as in the case of productive state-owned companies.

Under the Federal Law of Public Debt, public borrowing programs contained in the Revenue Law must be submitted annually to Congress for approval. Once this approval is obtained, the executive branch, through the Ministry of Finance and Public Credit, creates a financing program within the parameters of the Congressional approval.

The Federal Law of Public Debt also requires that the President: (1) inform Congress annually of the status of the indebtedness of the Government and budget-controlled agencies when presenting the annual Public Account and when proposing the Revenue Law; and (2) report the status of such indebtedness to Congress on a quarterly basis. See “Public Finance—General—Budget Process.”

The Federal Law of Public Debt specifies that Government ministries may only incur debt through the Ministry of Finance and Public Credit. However, budget-controlled and administratively-controlled agencies may incur external indebtedness after obtaining the authorization of the Ministry of Finance and Public Credit. Pursuant to the energy reform secondary legislation of August 2014, PEMEX and CFE no longer need to obtain the authorization of the Ministry of Finance and Public Credit in order to incur external indebtedness but may not incur debt in excess of the ceiling set forth in the applicable Revenue Law. See “The Economy—Principal Sectors of the Economy—Petroleum and Petrochemicals” and “The Economy—Principal Sectors of the Economy—Electric Power” for further discussion of the energy reform.

Public Debt Classification

Mexico uses three measures to classify its public debt: (1) Historical Balance of Public Sector Borrowing Requirements; (2) public sector debt; and (3) Government debt.

The Historical Balance of Public Sector Borrowing Requirements is the broadest measure and captures net internal and external indebtedness incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes the budgetary public sector debt and obligations of IPAB, of FONADIN, associated with PIDIREGAS and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

“Public sector debt” is the next broadest measure and refers to any short-term and long-term debt incurred by: (1) the Government; (2) productive state-owned companies; (3) budget-controlled agencies; and (4) administratively-controlled agencies. Public sector debt does not include any private sector debt guaranteed by the Government, unless and until the Government is called upon to make a payment under any such guaranty. Public sector debt can be classified as either internal or external. “Internal public sector debt” includes the internal portion of indebtedness incurred directly by the Government, Development Banks and other public entities. “External public sector debt” consists of the external portion of the long-term indebtedness incurred directly by the Government, the external long-term indebtedness incurred by budget-controlled agencies and productive state-owned companies, the external long-term indebtedness incurred directly or guaranteed by administratively—controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. External public sector debt does not include, among other things, repurchase obligations of Banco de México with the IMF (none of which were outstanding as of December 31, 2018). See “Financial System—Banking Supervision” and footnotes 1 and 2 of Tables No. 67 through 73 below.

“Government debt” is the narrowest measure of Mexico’s public debt and is comprised of indebtedness incurred by the federal legislative and judicial branches, the ministries of the federal executive branch and autonomous constitutional bodies, as well as the obligations contracted by entities that were formerly part of the federal public administration and were later transformed into autonomous constitutional bodies. Like public sector debt, Government debt can be classified as either internal or external. “Internal Government debt” includes the internal portion of Government debt and is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions). Internal Government debt does not include any debt allocated to Banco de México for its use in Regulación Monetaria. It also does not include debt of budget-controlled or administratively—controlled agencies. As of December 31, 2018, all of the internal Government debt was denominated and payable in pesos. “External Government debt” includes the external portion of Government debt.

For the purposes of this Public Debt section, “long-term debt” refers to all debt with maturities of one year or more from the issuance date, while “short-term debt” is defined as all debt with maturities of less than one year from the issuance date. Except for Historical Balance of Public Sector Borrowing Requirements, which contemplates both internal and external indebtedness, public sector debt and Government debt is presented in this section in internal and external debt categories.

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at the dates indicated:

Table No. 67 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At December 31,
	2014	2015	2016	2017	2018
Historical Balance of Public Sector Borrowing Requirements(2)	42.6%	46.5%	48.7%	45.8%	44.9%

(1)	Percentage of GDP is calculated using the estimated annual GDP for 2018 published by the Ministry of Finance and Public Credit in September 2019
(2)

Historical Balance of Public Sector Borrowing Requirements represents net obligations incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes obligations due minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of Public Sector Borrowing Requirements. The Historical Balance of Public Sector Borrowing Requirements includes the budgetary public sector net debt and net obligations of IPAB, of the Fondo Nacional de Infraestructura (National Infrastructure Fund, or FONADIN), associated with PIDIREGAS and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

Internal Debt

Internal Public Sector Debt

The 2018 Budget contemplated issuances of internal debt by public sector entities, such as Pemex and CFE, which are authorized to incur net internal debt of up to Ps. 30.0 billion and Ps. 3.3 billion, respectively.

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated:

Table No. 68 – Gross and Net Internal Debt of the Public Sector

	At December 31,
	2014		2015	2016	2017	2018
	(in billions of pesos)
Gross Debt	Ps.	5,049.5	Ps. 5,639.5	Ps. 6,182.3	Ps. 6,448.5	Ps. 7,036.3
By Term
Long-term		4,518.2	5,123.6	5,552.5	5,903.2	6,463.9
Short-term		531.3	515.9	629.7	545.3	572.3
By User
Federal Government		4,546.6	5,074.0	5,620.3	5,920.2	6,429.3
State Productive Enterprise (Pemex and CFE)		396.4	447.3	431.2	381.6	378.1
Development Banks		106.5	118.2	130.7	146.8	228.9
Financial Assets		245.3	259.6	172.8	163.8	168.7
Total Net Debt	Ps.	4,804.3	Ps. 5,379.9	Ps. 6,009.4	Ps. 6,284.7	Ps. 6,867.6
Gross Internal Debt/GDP		28.9%	30.4%	30.7%	29.4%	29.9%
Net Internal Debt/GDP(1)		27.5%	29.0%	29.9%	28.7%	29.2%

(1)

“Net internal debt” represents the internal debt directly incurred by the Government at the end of the period indicated, including Banco de México’s General Account Balance and the assets of the Retirement Savings System Fund. It does not include the debt of budget-controlled and administratively-controlled agencies or any debt guaranteed by the Government. In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to Banco de México for its use in Regulación Monetaria. This is because Banco de México’s sales of debt pursuant to Regulación Monetaria does not increase the Government’s overall level of internal debt; Banco de México must reimburse the Government for any allocated debt that Banco de México sells in the secondary market and that is presented to the Government for payment. However, if Banco de México carries out a high volume of sales of allocated debt in the secondary market, this can result in the Government’s outstanding internal debt being higher than its outstanding net internal debt.

As of December 31, 2018, the net internal debt of the public sector totaled Ps. 6,867.6 billion, a 9.3% increase in nominal terms as compared to the net internal debt of the public sector outstanding at December 31, 2017. The gross internal debt of the public sector totaled Ps. 7,036.3 billion, a 9.1% increase in nominal terms as compared to the gross internal debt of the public sector outstanding at December 31, 2017.

Internal Government Debt

The Government actively seeks to increase its average debt maturity date. Accordingly, over the past two decades, the Government has issued new debt instruments bearing longer maturities. In doing so, the Government hopes to mitigate any risk associated with the refinancing of its internal Government debt. This practice has had the effect of establishing a long-dated benchmark yield curve. These issuances have also encouraged long-term investments in the following areas: (1) fixed-rate contracts; (2) peso-denominated securities of Mexican companies; (3) Mexican financial hedging products; and (4) long-term investment projects financed by long-term savings.

As a result of this policy, the average maturity of internal Government debt increased from 7.9 years as of December 31, 2013 to 8.0 years as of December 31, 2018.

The Government also retains flexibility in managing the average maturity of its debt in order to better stabilize domestic financial markets.

With respect to its internal Government debt, the Government currently offers the following types of securities: (1) 28-day, 91-day, 182-day and 364-day Cetes; (2) three-year, ten-year and thirty-year UDI-denominated bonds; (3) three-year, five-year, ten-year, twenty-year and thirty-year fixed-rate peso-denominated bonds; and (4) five-year floating rate notes.

On October 28, 2016, Mexico’s antitrust regulator, the Comisión Federal de Competencia Económica (Federal Commission for Economic Competition), launched an investigation into possible collusion to manipulate prices, impose restrictions on the supply or demand, allocate the market or exchange information in the financial intermediation of debt securities issued by the Mexican government. In April 2017, the Federal Commission for Economic Competition announced that it had uncovered evidence of anticompetitive conduct in this market. These investigations are ongoing.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated:

Table No. 69 – Gross and Net Internal Debt of the Government(1)

	At December 31,
	2014			2015			2016		2017		2018
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	4,223.3	92.9%	Ps.	4,701.2	92.7%	Ps. 4,915.3	87.5%	Ps. 5,326.0	90.0%	Ps. 5,837.0	90.8%
Cetes		678.7	14.9		655.8	12.9	634.7	11.3	701.6	11.9	734.5	11.4
Floating Rate Bonds		232.6	5.1		296.5	5.8	397.9	7.1	471.3	8.0	548.2	8.5
Inflation-Linked Bonds		1,011.1	22.2		1,196.6	23.6	1,223.5	21.8	1,397.7	23.6	1,656.0	25.8
Fixed Rate Bonds		2,295.8	50.5		2,546.2	50.2	2,652.1	47.2	2,747.9	46.4	2,890.3	45.0
STRIPS of Udibonos		5.1	0.1		6.1	0.1	7.2	0.1	7.6	0.1	7.9	0.1
Other(2)		323.3	7.1		372.8	7.3	705.0	12.5	594.1	10.0	592.4	9.2

Total Gross Debt	Ps.	4,546.6	100.0%	Ps.	5,074.0	100.0%	Ps. 5,620.3	100.0%	Ps. 5,920.2	100.0%	Ps. 6,429.3	100.0%

Net Debt

Financial Assets(3)		(222.5)			(259.9)		(224.0)		(205.9)		(225.7)
Total Net Debt	Ps.	4,324.1		Ps.	4,814.1		Ps. 5,396.3		Ps. 5,714.3		Ps. 6,203.6

Gross Debt/GDP		28.9%			30.4%		30.7%		29.4%		29.9%
Net Debt/ GDP		27.5%			29.0%		29.9%		28.7%		29.2%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria because those open-market operations do not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)

Includes Ps. 161.5 billion for December 31, 2014, Ps. 153.8 billion for December 31, 2015, Ps. 147.5 billion for December 31, 2016, Ps. 145.1 billion for December 31, 2017 and Ps. 141.8 billion for December 31, 2018 in liabilities associated with social security under the ISSSTE Law.

(3)	Includes the net balance (denominated in pesos) of the Treasury of the Federation’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

As of December 31, 2018, net internal Government debt was 8.6% higher in nominal terms as compared to the net internal Government debt at December 31, 2017. This includes the Ps. 141.8 billion liability associated with social security under the ISSSTE Law.

As of December 31, 2018, the gross internal Government debt represented an 8.6% increase in nominal terms as compared to December 31, 2017. Of the total gross internal Government debt at December 31, 2018, Ps. 518.3 billion represented short-term debt, as compared to Ps. 530.6 billion at the end of 2017, and Ps. 5,911.0 billion represented long-term debt, as compared to Ps. 5,389.5 billion at the end of 2017.

The Government’s financing costs on its internal debt during 2018 represented a 15.5% nominal increase, as compared to its financing costs during 2017.

The 2018 Budget contemplated a budget balance of approximately 0.0% of GDP (excluding investment projects with high social and economic impact). The 2018 Budget permitted the Government to issue additional net internal debt in an amount up to Ps. 470 billion.

As of December 31, 2018, no debt issued by states and municipalities has been guaranteed by the Government.

External Debt

External Public Sector Debt

Since 1990, the majority of Mexico’s public sector external borrowings have consisted of debt securities placed into the securities market. However, during Mexico’s 1995 financial crisis, official creditors and creditors of multilateral institutions provided Mexico with significant amounts of financing.

The Government’s debt policy during the past several years, combined with the performance of exports, has led to higher interest payments on external public sector debt, which have increased from 1.6% of total exports in 2014 to 2.1% of total exports in 2018. Public sector external debt financing costs totaled U.S.$9.2 billion in 2018, as compared to U.S.$8.3 billion in 2017, representing an 11.0% increase in nominal terms. Service payments of both principal and interest on public sector external debt constituted 3.7% of GDP in 2018, compared to 4.0% of GDP in 2017.

The evolution of the net external debt of the public sector during 2018 was primarily due to: (1) an increase in net external indebtedness of U.S.$11.0 billion; (2) a decrease of U.S.$589.2 million in the federal public sector’s international assets relating to external debt denominated in other foreign currencies; (3) negative adjustments of U.S.$1.7 billion related to liability management transactions; and (4) the variation of the dollar with respect to other currencies. Of the total outstanding gross public sector external debt as of December 31, 2018, U.S.$198.2 billion represented long-term debt and U.S.$4.2 billion represented short-term debt.

For 2018, Congress authorized PEMEX to incur net external indebtedness of up to U.S.$6.2 billion, including through the issuance of securities and exchange or refinancing of its constituent sovereign debt obligations, compared to up to the U.S.$7.1 billion of net external indebtedness that PEMEX was authorized to incur in 2017. For 2018, Congress authorized CFE to incur net external indebtedness of up to U.S.$347.5 million, compared to 2017, when Congress did not authorize CFE to incur any additional net external indebtedness.

The following graphic represents the identities of Mexico’s external public sector debt creditors, including Government and public sector creditors at the date indicated:

Table No. 70 - Public Sector Debt Creditors at December 31, 2018

Source: Ministry of Finance and Public Credit.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated:

Table No. 71 – Summary of External Public Sector Debt by Type(1)

	At December 31
	2014	2015	2016	2017	2018
	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	78,379	82,493	88,083	91,072	95,846
Long-Term Debt of Budget Controlled Agencies	58,863	69,621	82,688	91,780	94,391
Other Long-Term Public Debt(2)	5,627	6,943	7,122	7,877	7,968

Total Long-Term Debt	142,869	159,057	177,893	190,729	198,205

Total Short-Term Debt	4,797	3,152	3,093	3,253	4,151

Total Long- and Short-Term Debt	147,666	162,209	180,986	193,981	202,355

Table No. 72 – Summary of External Public Sector Debt by Currency

	At December 31,
	2014			2015			2016			2017			2018
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	121,927	82.6%	U.S.$	131,702	81.2%	U.S.$	144,185	79.7%	U.S.$	148,694	76.7%	U.S.$	152,597	75.4%
Japanese Yen		5,058	3.4		4,857	3.0		6,410	3.5		6,810	3.5		8,064	4.0
Swiss Francs		401	0.3		1,011	0.6		1,331	0.7		1,354	0.7		1,453	0.7
Pounds Sterling		2,848	1.9		2,694	1.7		2,257	1.3		3,080	1.6		2,902	1.4
Euros		13,986	9.5		18,834	11.6		24,409	13.5		31,542	16.3		34,841	17.2
Others		3,445	2.3		3,113	1.9		2,393	1.3		2,501	1.3		2,499	1.2

Total	U.S.$	147,666	100.0%	U.S.$	162,209	100.0%	U.S.$	180,986	100.0%	U.S.$	193,981	100.0%	U.S.$	202,355	100.0%

Table No. 73 – Net External Debt of the Public Sector

	At December 31,
	2014		2015		2016		2017		2018
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	145,617.4	U.S.$	161,609.5	U.S.$	177,692.5	U.S.$	192,344.0	U.S.$	201,307.3
Gross External Debt/GDP		12.4%		15.0%		18.7%		17.5%		16.9%
Net External Debt/GDP		12.3%		15.0%		18.3%		17.4%		16.8%

Note: Numbers may not total due to rounding.

(1)	The calculation of external debt is discussed in footnote 1 to Table No. 77.
(2)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.

Source: Ministry of Finance and Public Credit.

Table No. 74 – Amortization Schedule of Total Public Sector External Debt(1)

	Outstanding as of December 31, 2018(2)	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	Other Years	Total
Private Creditors(3)	165,971	10,904	9,979	10,526	12,248	14,300	6,680	8,729	10,399	11,544	8,697	4,726	278	3,195	309	53,458	165,971
Capital Markets (Bonds)	155,908	6,816	6,933	10,375	12,100	12,800	6,561	8,617	10,281	11,417	8,562	4,582	124	3,111	279	53,352	155,908
Commercial Banks	10,064	4,088	3,046	151	148	1,500	120	112	119	127	135	144	154	84	30	107	10,064
Direct	5,604	4,088	663	63	54	801	15	—	—	—	—	—	—	—	—	—	5,604
Syndicated	4,460	79	2,384	88	94	699	105	112	119	127	135	144	154	84	30	107	4,460

Multilateral Creditors	30,215	879	855	2,819	1,138	2,368	2,105	4,360	2,326	2,897	3,531	2,196	2,250	377	1,117	995	30,215
IADB	15,452	625	613	877	691	1,280	1,308	2,388	708	560	1,758	1,378	1,754	326	378	807	15,452
World Bank	14,763	254	243	1,942	447	1,088	797	1,972	1,617	2,337	1,773	818	497	51	740	189	14,763

External Trade	5,894	1,170	816	917	778	376	359	295	151	482	122	92	62	42	106	128	5,894
Eximbanks	3,294	436	279	519	482	173	162	146	126	457	97	80	62	42	106	128	3,294
Commercial Banks(4)	2,447	672	504	365	274	199	196	149	25	25	25	13	—	—	—	—	2,447
Suppliers	153	62	33	33	22	4	—	—	—	—	—	—	—	—	—	—	153

Other(5)	275	275	—	—	—	—	—	—	—	—	—	—	—	—	—	—	275

Public Sector Total	202,355	13,227	11,650	14,262	14,165	17,044	9,145	13,384	12,875	14,923	12,350	7,014	2,590	3,614	1,532	54,582	202,355

Note: Numbers may not total due to rounding.

(1)	The calculation of external debt is discussed in footnote 1 to Table No. 77.
(2)	Preliminary figures.
(3)	Excludes foreign trade and restructured debt.
(4)	Includes foreign trade lines, revolving credits and other short-term credits.
(5)	Refers to changes in direct debt related to certain PIDIREGAS.

Source: Ministry of Finance and Public Credit.

External Government Debt

Mexico’s external public debt goals are intended to provide the Government with flexibility to finance its stated needs, while also accounting for market volatility and unforeseen developments. The policy also seeks to maintain costs and keep risks at stable levels. Mexico primarily seeks debt financing through local markets, supplemented by external financing from the U.S., Europe and Japan. Mexico’s principal objectives in connection with its external financing include improving the terms and conditions of Mexico’s external liabilities, as well as strengthening and diversifying Mexico’s investor base, with specific consideration to Mexico’s continued presence in the most influential international markets. Objectives also include strengthening Mexico’s benchmark bonds and maintaining a constant relationship with international investors in order to ensure transparency and to promote investment in Mexico.

The 2018 Budget authorized the Government to incur up to U.S.$5.4 billion in net external debt, which includes external borrowings incurred from international financial institutions and external debt issuances in international markets. For more information on the 2018 Budget and the 2019 Budget, see “Public Finance—The Budget.”

Net external indebtedness of the Government increased by U.S.$5.1 billion during 2018 due to: an increase in net external indebtedness of U.S.$5.7 billion, a decrease in international assets related to external debt of U.S.$299.9 million and negative adjustments of U.S.$907 million related to the variation of the dollar with respect to other currencies.

The following tables set forth a summary of Mexico’s external Government debt, including gross external Government debt, net external Government debt and net Government debt at the dates indicated:

Table No. 75 – Gross External Debt of the Government

	At December 31,
	2014			2015			2016			2017			2018
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	65,127	82.9%	U.S.$	66,298	80.3%	U.S.$	67,533	76.6%	U.S.$	68,045	74.7%	U.S.$	70,829	73.9%
Japanese Yen		3,686	4.7		3,672	4.4		4,525	5.1		4,680	5.1		5,894	6.1
Swiss Francs		—	—		—	—		—	—		—	—		—	—
Pounds Sterling		2,302	2.9		2,177	2.6		1,825	2.1		1,998	2.2		1,882	2.0
Euros		7,437	9.5		10,422	12.6		14,256	16.2		16,331	17.9		17,221	18.0
Others		20	0.0		19	0.0		18	0.0		19	0.0		20	0.0

Total	U.S.$	78,573	100.0%	U.S.$	82,588	100.0%	U.S.$	88,157	100.0%	U.S.$	91,072	100.0%	U.S.$	95,846	100.0%

Table No. 76 – Net External Debt of the Government

	At December 31,
	2014		2015		2016		2017		2018
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	77,352.4	U.S.$	82,320.3	U.S.$	86,666.0	U.S.$	90,625.2	U.S.$	95,698.5
Gross External Debt/GDP		6.6%		7.7%		9.1%		8.2%		8.0%
Net External Debt/GDP		6.5%		7.6%		8.9%		8.2%		8.0%

Table No. 77 – Net Debt of the Government

	At December 31,
	2014	2015	2016	2017	2018
External Debt	20.8%	22.7%	25.0%	23.9%	23.3%
Internal Debt	79.2%	77.3%	75.0%	76.1%	76.7%

Note: Numbers may not total due to rounding.

(1)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of December 31, 2018) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(2)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.

Source: Ministry of Finance and Public Credit.

Liability Management and Debt Reduction Transactions

In addition to Mexico’s strong commitment to working closely with its commercial bank and multilateral creditors to sustain economic growth, debt reduction has been, and continues to be, one of Mexico’s main goals. Mexico offers additional debt securities from time to time and, in order to manage the composition of its outstanding liabilities, Mexico engages from time to time in a variety of transactions including tender offers, open market purchases and early redemptions.

For the past twenty years, Mexico has conducted periodic ordinary course liability management transactions for the reduction of its total outstanding debt. Mexico also engages in debt-for-debt exchanges in order to reduce its total outstanding debt. Under these debt-for-debt exchanges, Mexico is able to refinance its existing debt by replacing it with new debt.

On January 11, 2018, Mexico issued $2.6 billion of its 3.750% Global Notes due 2028 and $0.6 billion of its 4.600% Global Notes due 2048. Concurrently, the Government conducted a tender offer pursuant to which Mexico offered to purchase for cash its outstanding notes of the series set forth in the offer to purchase dated January 3, 2018, pursuant to which Mexico purchased the notes listed in the table below. A summary of the tender offer results follows:

Old Notes Series	Outstanding Amount Repurchased in Tender Offer		Outstanding Amount After Tender Offer
3.500% Global Bonds due 2021	U.S.$	67,416,000.00	U.S.$	1,276,255,000.00
3.625% Global Bonds due 2022	U.S.$	256,180,000.00	U.S.$	2,215,426,000.00
4.000% Global Bonds due 2023	U.S.$	165,052,000.00	U.S.$	3,284,876,000.00
3.600% Global Bonds due 2025	U.S.$	19,299,000.00	U.S.$	2,453,564,000.00
4.125% Global Bonds due 2026	U.S.$	66,279,000.00	U.S.$	2,729,721,000.00

Debt Record

Following the 1946 rescheduling of debt incurred prior to the Revolution of 1910, Mexico has not defaulted on the payment of principal or interest on any of its external indebtedness.

IMF Credit Lines

The IMF has worked with Mexico to secure its economy since the 1980s debt crisis in Latin America. In 2009, Mexico was the first country to use the IMF’s contingent credit line program, the Flexible Credit Line (FCL), which allows countries with strong policy frameworks and economic track records to seek assistance and borrow from the IMF when faced with potential or actual balance of payments pressures. Mexico has maintained an FCL arrangement with the IMF since 2009.

The Foreign Exchange Commission announced on November 27, 2018 that the IMF reaffirmed Mexico’s continued eligibility to access FCL resources in the amount of U.S.$74 billion, a reduction from the approximately U.S.$86 billion FCL access granted in 2017. This reduced amount of FCL access was granted by the IMF upon Mexico’s request, due to improved outlook with respect to some of the risks facing Mexico, improved stability in Mexico’s trade relations and strong buffers against external shocks to Mexico’s economy.

External Securities Offerings

Below is a list of external debt offerings by Mexico in 2018. For securities offerings during 2019, please see “Recent Developments—External Securities Offerings and Liability Management Transactions During 2019.”

In connection with the tender offer described above under “—Liability Management and Debt Reduction Transactions,” on January 11, 2018, Mexico issued $2.6 billion of its 3.750% Global Notes due 2028 and $0.6 billion of its 4.600% Global Notes due 2048.

On January 17, 2018, Mexico issued €1.5 billion of its 1.750% Global Notes due 2028.